Exhibit 99.1

          1st Quarter 2013 • Report to Shareholders • Three months ended January 31, 2013

TD Bank Group Reports First Quarter 2013 Results

The financial information in this document is reported in Canadian dollars, and is based on our unaudited Interim Consolidated Financial Statements and related Notes prepared in accordance with International Financial Reporting Standards (IFRS), unless otherwise noted.
Reported results conform to Generally Accepted Accounting Principles (GAAP), in accordance with IFRS. Adjusted measures are non-GAAP measures. Refer to the “How the Bank Reports” section of the Management’s Discussion and Analysis (MD&A) for an explanation of reported and adjusted results.

FIRST QUARTER FINANCIAL HIGHLIGHTS, compared with the first quarter a year ago:
•	Reported diluted earnings per share were $1.86, compared with $1.55.
•	Adjusted diluted earnings per share were $2.00, compared with $1.86.
•	Reported net income was $1,790 million, compared with $1,478 million.
•	Adjusted net income was $1,916 million, compared with $1,762 million.

FIRST QUARTER ADJUSTMENTS (ITEMS OF NOTE)
The first quarter reported earnings figures included the following items of note:
•	Amortization of intangibles of $56 million after tax (6 cents per share), compared with $60 million after tax (7 cents per share) in the first quarter last year.
•
A gain of $24 million after tax (3 cents per share), due to the change in fair value of derivatives hedging the reclassified available-for-sale securities portfolio, compared with a loss of $45 million after tax (5 cents per share) in the first quarter last year.

•
Integration charges and direct transaction costs of $24 million after tax (3 cents per share) relating to the acquisition of the credit card portfolio of MBNA Canada, compared with $24 million after tax (2 cents per share) in the first quarter last year.

•	A litigation reserve of $70 million after tax (8 cents per share), compared with $171 million after tax (19 cents per share) in the first quarter last year.

TORONTO, February 28, 2013 – TD Bank Group (TD or the Bank) today announced its financial results for the first quarter ended January 31, 2013. Results for the quarter reflected a record performance, driven by TD’s retail businesses.
“This was a very strong start to the year,” said Ed Clark, Group President and Chief Executive Officer. “Adjusted earnings for the quarter were $1.9 billion, up 9% from a year ago, demonstrating the earnings power of our franchise-driven model. The results exceeded our expectations and were particularly impressive when you consider the challenging operating and economic environment.”

TD BANK GROUP • FIRST QUARTER 2013 • REPORT TO SHAREHOLDERS	Page 2

Canadian Personal and Commercial Banking
Canadian Personal and Commercial Banking reported net income was $920 million in the first quarter. On an adjusted basis, net income was $944 million, up 11% from the same period last year. Results were driven by good loan and deposit volume growth, favourable credit performance and effective expense management.
“Canadian Personal and Commercial Banking started 2013 on a strong note,” said Tim Hockey, Group Head, Canadian Banking, Auto Finance, and Credit Cards. “Looking ahead, we expect the operating environment will remain challenging. We will continue to invest in a balance of productivity and growth and focus on our service and convenience model to enhance the customer experience to drive business growth.”

Wealth and Insurance
Wealth and Insurance net income for the quarter was $377 million, up 8% from the same period last year. The Wealth business grew by 15%, driven by higher fee-based revenue from increased client assets. The Insurance business grew by 10%, driven by lower weather-related claims and increased revenue from premiums. TD Ameritrade contributed $47 million in earnings to the segment, down 15% from the same period last year.
“Strong asset growth is driving earnings growth in our Wealth business, despite low trading volumes and the low interest rate environment,” said Mike Pedersen, Group Head, Wealth Management, Insurance, and Corporate Shared Services. “In our Insurance business, our core business fundamentals remain strong and we expect to build on this good start to the year.”

U.S. Personal and Commercial Banking
U.S. Personal and Commercial Banking reported net income was US$316 million in the first quarter. On an adjusted basis, net income was US$387 million, up 12% from the same period last year. Results were driven primarily by strong organic growth in loans and deposits and securities gains.
“TD Bank, America’s Most Convenient Bank, had a very good first quarter,” said Bharat Masrani, Group Head, U.S. Personal and Commercial Banking. “We delivered excellent lending growth, strong earnings and improved productivity in the face of a challenging operating environment.”

Wholesale Banking
Wholesale Banking posted net income of $159 million for the quarter, a decrease of 18% from the same period last year. The decrease was primarily due to reduced trading-related revenue from fixed income businesses, partially offset by improved credit origination fees.
“It was a soft start to the year, despite good client-related activity,” said Bob Dorrance, Group Head, Wholesale Banking. “We expect to capitalize on increased market activity in originations, M&A and advisory as macroeconomic conditions stabilize.”

Capital
TD’s Common Equity Tier 1 ratio on a Basel III “all-in” basis was 8.8%.

Conclusion
“Today we announced a dividend increase of 4 cents per common share, payable in April, demonstrating the Board’s confidence in TD’s ability to deliver sustainable earnings growth and consistent with our stated aim to increase the dividend payout ratio over time,” said Clark. “Overall we were very pleased with our strong start to 2013, and we’re encouraged by signs of improvement in the global economy. However, we remain cautious as slowing growth and the low interest rate environment impact our businesses. We will continue to strategically invest in our businesses while prudently managing our expense growth.”

The foregoing contains forward-looking statements. Please see the “Caution Regarding Forward-Looking Statements” on page 3.

TD BANK GROUP • FIRST QUARTER 2013 • REPORT TO SHAREHOLDERS	Page 3

	CONTENTS

1	FIRST QUARTER FINANCIAL HIGHLIGHTS and ADJUSTMENTS (ITEMS OF NOTE)	43	Accounting Policies and Estimates
		43	Changes in Internal Control over Financial Reporting
	MANAGEMENT’S DISCUSSION AND ANALYSIS
4	Financial Highlights		INTERIM CONSOLIDATED FINANCIAL STATEMENTS
5	How We Performed	44	Interim Consolidated Balance Sheet
10	Financial Results Overview	45	Interim Consolidated Statement of Income
14	How Our Businesses Performed	46	Interim Consolidated Statement of Comprehensive Income
21	Balance Sheet Review	47	Interim Consolidated Statement of Changes in Equity
22	Credit Portfolio Quality	48	Interim Consolidated Statement of Cash Flows
29	Capital Position	49	Notes to Interim Consolidated Financial Statements
30	Managing Risk
40	Securitization and Off-Balance Sheet Arrangements	73	SHAREHOLDER AND INVESTOR INFORMATION
42	Quarterly Results

Caution Regarding Forward-Looking Statements
From time to time, the Bank makes written and/or oral forward-looking statements, including in this document, in other filings with Canadian regulators or the U.S. Securities and Exchange Commission, and in other communications. In addition, representatives of the Bank may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbour” provisions of, and are intended to be forward-looking statements under, applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements made in this document, the Management’s Discussion and Analysis in the Bank’s 2012 Annual Report (“2012 MD&A”) under the headings “Economic Summary and Outlook”, for each business segment “Business Outlook and Focus for 2013” and in other statements regarding the Bank’s objectives and priorities for 2013 and beyond and strategies to achieve them, and the Bank’s anticipated financial performance. Forward-looking statements are typically identified by words such as “will”, “should”, “believe”, “expect”, “anticipate”, “intend”, “estimate”, “plan”, “may”, and “could”.
By their very nature, these statements require the Bank to make assumptions and are subject to inherent risks and uncertainties, general and specific. Especially in light of the uncertainty related to the financial, economic, political, and regulatory environments, such risks and uncertainties – many of which are beyond the Bank’s control and the effects of which can be difficult to predict – may cause actual results to differ materially from the expectations expressed in the forward-looking statements. Risk factors that could cause such differences include: credit, market (including equity, commodity, foreign exchange, and interest rate), liquidity, operational (including technology), reputational, insurance, strategic, regulatory, legal, environmental, capital adequacy, and other risks, all of which are discussed in the 2012 MD&A. Examples of such risk factors include the impact of recent U.S. legislative developments, as discussed under “Significant Events in 2012” in the “Financial Results Overview” section of the  2012 MD&A; changes to and new interpretations of capital and liquidity guidelines and reporting instructions; changes to the Bank’s credit ratings; increased funding costs for credit due to market illiquidity and competition for funding; the failure of third parties to comply with their obligations to the Bank or its affiliates relating to the care and control of information and disruptions in the Bank’s information technology, internet, network access or other voice or data communications systems or services; and the overall difficult litigation environment, including in the United States. We caution that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank’s results. For more detailed information, please see the “Risk Factors and Management” section of the 2012 MD&A. All such factors should be considered carefully, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements, when making decisions with respect to the Bank and we caution readers not to place undue reliance on the Bank’s forward-looking statements.
Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2012 MD&A under the headings “Economic Summary and Outlook”, as updated in this document; for each business segment, “Business Outlook and Focus for 2013”, as updated in this document under the headings “Business Outlook”.
Any forward-looking statements contained in this document represent the views of management only as of the date hereof and are presented for the purpose of assisting the Bank’s shareholders and analysts in understanding the Bank’s financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf, except as required under applicable securities legislation.

This document was reviewed by the Bank’s Audit Committee and was approved by the Bank’s Board of Directors, on the Audit Committee’s recommendation, prior to its release.

TD BANK GROUP • FIRST QUARTER 2013 • REPORT TO SHAREHOLDERS	Page 4

MANAGEMENT’S DISCUSSION AND ANALYSIS OF OPERATING PERFORMANCE

This MD&A is presented to enable readers to assess material changes in the financial condition and operating results of TD Bank Group (TD or the Bank) for the three months ended January 31, 2013, compared with the corresponding periods. This MD&A should be read in conjunction with the Bank’s unaudited Interim Consolidated Financial Statements and related Notes included in this Report to Shareholders and with the 2012 Annual Report. This MD&A is dated February 27, 2013. Unless otherwise indicated, all amounts are expressed in Canadian dollars and have been primarily derived from the Bank’s 2012 Annual Report or Interim Consolidated Financial Statements and related Notes, prepared in accordance with IFRS. Certain comparative amounts have been reclassified to conform to the presentation adopted in the current period. Additional information relating to the Bank, including the Bank’s 2012 Annual Information Form, is available on the Bank’s website at http://www.td.com, as well as on SEDAR at http://www.sedar.com and on the U.S. Securities and Exchange Commission’s (SEC) website at http://www.sec.gov (EDGAR filers section).

TABLE 1: FINANCIAL HIGHLIGHTS
(millions of Canadian dollars, except as noted)	For the three months ended
	January 31	October 31	January 31
	2013	2012	2012
Results of operations
Total revenue	$5,971	$5,889	$5,642
Provision for credit losses	385	565	404
Non-interest expenses	3,495	3,606	3,549
Net income – reported	1,790	1,597	1,478
Net income – adjusted[1]	1,916	1,757	1,762
Economic profit[2]	832	703	782
Return on common equity – reported	15.3%	14.0%	14.0%
Return on common equity – adjusted[2]	16.4%	15.5%	16.8%
Financial position
Total assets[3]	$818,482	$811,106	$779,144
Total equity	49,780	49,000	45,548
Total risk-weighted assets[4]	274,445	245,875	243,642
Financial ratios
Efficiency ratio – reported	58.5%	61.2%	62.9%
Efficiency ratio – adjusted[1]	55.6%	59.0%	55.3%
Common Equity Tier 1 capital to risk weighted assets[5]	8.8%	n/a	n/a
Tier 1 capital to risk weighted assets[4]	10.9%	12.6%	11.6%
Provision for credit losses as a % of net average loans and acceptances[6]	0.35%	0.54%	0.38%
Common share information – reported (dollars)
Per share earnings
Basic	$1.87	$1.67	$1.56
Diluted	1.86	1.66	1.55
Dividends per share	0.77	0.77	0.68
Book value per share	48.78	48.17	45.00
Closing share price	83.29	81.23	77.54
Shares outstanding (millions)
Average basic	916.8	912.4	901.1
Average diluted	922.6	920.0	909.2
End of period	920.5	916.1	903.7
Market capitalization (billions of Canadian dollars)	$76.7	$74.4	$70.1
Dividend yield	3.7%	3.6%	3.6%
Dividend payout ratio	41.2%	46.1%	43.7%
Price to earnings ratio	11.8	12.0	12.3
Common share information – adjusted (dollars)[1]
Per share earnings
Basic	$2.01	$1.84	$1.87
Diluted	2.00	1.83	1.86
Dividend payout ratio	38.3%	41.7%	36.3%
Price to earnings ratio	11.0	10.9	11.1
1	Adjusted measures are non-GAAP measures. Refer to the “How The Bank Reports” section for an explanation of reported and adjusted results.
2	Economic profit and adjusted return on common equity are non-GAAP financial measures. Refer to the “Economic Profit and Return on Common Equity” section for an explanation.
3	Certain comparative amounts have been reclassified to conform to the presentation adopted in the current period.
4
Effective Q1 2013, amounts are calculated in accordance with the Basel III regulatory framework, and are presented based on the “all-in” methodology. Prior to Q1 2013, amounts were calculated in accordance with the Basel II regulatory framework.

5	Effective Q1 2013, the Bank implemented the Basel III regulatory framework. As a result, the Bank began reporting the Common Equity Tier 1 capital measure, in accordance with the “all-in” methodology.
6
Excludes acquired credit-impaired loans and debt securities classified as loans. For additional information on acquired credit-impaired loans, see the “Credit Portfolio Quality” section of this document and Note 5 to the Interim Consolidated Financial Statements. For additional information on debt securities classified as loans, see the “Exposure to Non-agency Collateralized Mortgage Obligations” discussion and tables in the “Credit Portfolio Quality” section of this document and Note 5 to the Interim Consolidated Financial Statements.

TD BANK GROUP • FIRST QUARTER 2013 • REPORT TO SHAREHOLDERS	Page 5

HOW WE PERFORMED

Corporate Overview
The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group. TD is the sixth largest bank in North America by branches and serves approximately 22 million customers in four key businesses operating in a number of locations in key financial centres around the globe: Canadian Personal and Commercial Banking, Wealth and Insurance, U.S. Personal and Commercial Banking, and Wholesale Banking. TD also ranks among the world's leading online financial services firms, with more than 9 million online customers. TD had $818 billion in assets on January 31, 2013. The Toronto-Dominion Bank trades under the symbol “TD” on the Toronto and New York Stock Exchanges.

How the Bank Reports
The Bank prepares its Interim Consolidated Financial Statements in accordance with IFRS and refers to results prepared in accordance with IFRS as “reported” results. The Bank also utilizes non-GAAP financial measures to arrive at “adjusted” results to assess each of its businesses and to measure overall Bank performance. To arrive at adjusted results, the Bank removes “items of note”, net of income taxes, from reported results. The items of note relate to items which management does not believe are indicative of underlying business performance. The Bank believes that adjusted results provide the reader with a better understanding of how management views the Bank’s performance. The items of note are listed in the table on the following page. As explained, adjusted results are different from reported results determined in accordance with IFRS. Adjusted results, items of note, and related terms used in this document are not defined terms under IFRS and, therefore, may not be comparable to similar terms used by other issuers.

TABLE 2: OPERATING RESULTS – REPORTED
(millions of Canadian dollars)	For the three months ended
	January 31	October 31	January 31
	2013	2012	2012
Net interest income	$3,846	$3,842	$3,687
Non-interest income	2,125	2,047	1,955
Total revenue	5,971	5,889	5,642
Provision for credit losses	385	565	404
Non-interest expenses	3,495	3,606	3,549
Income before income taxes and equity in net income of an
investment in associate	2,091	1,718	1,689
Provision for income taxes	360	178	272
Equity in net income of an investment in associate, net of income taxes	59	57	61
Net income – reported	1,790	1,597	1,478
Preferred dividends	49	49	49
Net income available to common shareholders and
non-controlling interests in subsidiaries	$1,741	$1,548	$1,429
Attributable to:
Non-controlling interests	$26	$26	$26
Common shareholders	$1,715	$1,522	$1,403

TD BANK GROUP • FIRST QUARTER 2013 • REPORT TO SHAREHOLDERS	Page 6

The following table provides a reconciliation between the Bank’s adjusted and reported results.

TABLE 3: NON-GAAP FINANCIAL MEASURES – RECONCILIATION OF ADJUSTED TO REPORTED NET INCOME
(millions of Canadian dollars)	For the three months ended
	January 31	October 31	January 31
	2013	2012	2012
Operating results – adjusted
Net interest income[1]	$3,846	$3,842	$3,701
Non-interest income[2]	2,094	2,084	2,009
Total revenue	5,940	5,926	5,710
Provision for credit losses[3]	385	511	445
Non-interest expenses[4]	3,300	3,493	3,158
Income before income taxes and equity in net income of an
investment in associate	2,255	1,922	2,107
Provision for income taxes[5]	411	236	421
Equity in net income of an investment in associate, net of income taxes[6]	72	71	76
Net income – adjusted	1,916	1,757	1,762
Preferred dividends	49	49	49
Net income available to common shareholders and
non-controlling interests in subsidiaries – adjusted	1,867	1,708	1,713
Attributable to:
Non-controlling interests in subsidiaries, net of income taxes	26	26	26
Net income available to common shareholders – adjusted	1,841	1,682	1,687
Adjustments for items of note, net of income taxes
Amortization of intangibles[7]	(56)	(60)	(60)
Fair value of derivatives hedging the reclassified available-for-sale securities portfolio[8]	24	(35)	(45)
Integration charges and direct transaction costs relating to U.S. Personal and Commercial Banking
acquisitions[9]	–	–	(9)
Fair value of credit default swaps hedging the corporate loan book, net of provision for credit losses[10]	–	–	(1)
Integration charges, direct transaction costs, and changes in fair value of contingent consideration
relating to the Chrysler Financial acquisition[11]	–	(3)	(5)
Integration charges and direct transaction costs relating to the acquisition of the credit card portfolio of
MBNA Canada[12]	(24)	(25)	(24)
Litigation reserve[13]	(70)	–	(171)
Reduction of allowance for incurred but not identified credit losses[14]	–	–	31
Impact of Superstorm Sandy[15]	–	(37)	–
Total adjustments for items of note	(126)	(160)	(284)
Net income available to common shareholders – reported	$1,715	$1,522	$1,403
1
Adjusted net interest income excludes the following items of note: first quarter 2012 – $14 million (net of tax, $10 million) of certain charges against revenue related to promotional-rate card origination activities, as explained in footnote 12.

2
Adjusted non-interest income excludes the following items of note: first quarter 2013 – $31 million gain due to change in fair value of derivatives hedging the reclassified available-for-sale (AFS) securities portfolio, as explained in footnote 8; fourth quarter 2012 – $1 million loss due to change in fair value of credit default swaps (CDS) hedging the corporate loan book, as explained in footnote 10; $33 million loss due to change in fair value of derivatives hedging the reclassified AFS securities portfolio; $2 million loss due to change in fair value of contingent consideration relating to Chrysler Financial, as explained in footnote 11; $1 million loss due to the impact of Superstorm Sandy, as explained in footnote 15; first quarter 2012 – $2 million loss due to change in fair value of CDS hedging the corporate loan book; $53 million loss due to change in fair value of derivatives hedging the reclassified AFS securities portfolio; $1 million gain due to change in fair value of contingent consideration relating to Chrysler Financial.

3
Adjusted provision for credit losses (PCL) excludes the following items of note: fourth quarter 2012 – $54 million loss due to the impact of Superstorm Sandy, as explained in footnote 15; first quarter 2012 – $41 million in reduction of allowance for incurred but not identified credit losses in Canadian Personal and Commercial Banking and Wholesale Banking, as explained in footnote 14.

4
Adjusted non-interest expenses excludes the following items of note: first quarter 2013 – $66 million amortization of intangibles, as explained in footnote 7; $32 million of integration charges and direct transaction costs relating to the acquisition of the credit card portfolio of MBNA Canada, as explained in footnote 12; $97 million of charges related to a litigation reserve, as explained in footnote 13; fourth quarter 2012 – $69 million amortization of intangibles; $4 million of integration charges and direct transaction costs relating to the Chrysler Financial acquisition, as explained in footnote 11; $33 million of integration charges and direct transaction costs relating to the acquisition of the credit card portfolio of MBNA Canada; $7 million due to the impact of Superstorm Sandy, as explained in footnote 15; first quarter 2012 – $70 million amortization of intangibles; $11 million of integration charges related to U.S. Personal and Commercial Banking acquisitions, as explained in footnote 9; $7 million of integration charges and direct transaction costs relating to the Chrysler Financial acquisition; $18 million of integration charges and direct transaction costs relating to the acquisition of the credit card portfolio of MBNA Canada; $285 million of charges related to a litigation reserve.

5
For a reconciliation between reported and adjusted provision for income taxes, see the “Non-GAAP Financial Measures – Reconciliation of Reported to Adjusted Provision for Income Taxes” table in the “Income Taxes” section of this document.

6
Adjusted equity in net income of an investment in associate excludes the following items of note: first quarter 2013 – $13 million amortization of intangibles, as explained in footnote 7; fourth quarter 2012 – $14 million amortization of intangibles; first quarter 2012 – $15 million amortization of intangibles.

7
Amortization of intangibles primarily relates to the TD Banknorth acquisition in 2005 and its privatization in 2007, the acquisitions by TD Banknorth of Hudson United Bancorp in 2006 and Interchange Financial Services in 2007, the Commerce acquisition in 2008, the amortization of intangibles included in equity in net income of TD Ameritrade, and the acquisition of the credit card portfolio of MBNA Canada in 2012. Amortization of software is recorded in amortization of intangibles; however, amortization of software is not included for purposes of items of note, which only includes amortization of intangibles acquired as a result of business combinations.

TD BANK GROUP • FIRST QUARTER 2013 • REPORT TO SHAREHOLDERS	Page 7

8
During 2008, as a result of deterioration in markets and severe dislocation in the credit market, the Bank changed its trading strategy with respect to certain trading debt securities. Since the Bank no longer intended to actively trade in these debt securities, the Bank reclassified these debt securities from trading to the AFS category effective August 1, 2008. As part of the Bank’s trading strategy, these debt securities are economically hedged, primarily with CDS and interest rate swap contracts. This includes foreign exchange translation exposure related to the debt securities portfolio and the derivatives hedging it. These derivatives are not eligible for reclassification and are recorded on a fair value basis with changes in fair value recorded in the period’s earnings. Management believes that this asymmetry in the accounting treatment between derivatives and the reclassified debt securities results in volatility in earnings from period to period that is not indicative of the economics of the underlying business performance in Wholesale Banking. Commencing in the second quarter of 2011, the Bank may from time to time replace securities within the portfolio to best utilize the initial, matched fixed term funding. As a result, the derivatives are accounted for on an accrual basis in Wholesale Banking and the gains and losses related to the derivatives in excess of the accrued amounts are reported in the Corporate segment. Adjusted results of the Bank exclude the gains and losses of the derivatives in excess of the accrued amount.

9
As a result of U.S. Personal and Commercial Banking acquisitions, the Bank incurred integration charges and direct transaction costs. Integration charges consist of costs related to information technology, employee retention, external professional consulting charges, marketing (including customer communication and rebranding), integration-related travel costs, employee severance costs, the costs of amending certain executive employment and award agreements, contract termination fees and the write-down of long-lived assets due to impairment. Direct transaction costs are expenses directly incurred in effecting a business combination and consist primarily of finders’ fees, advisory fees, and legal fees. Integration charges were driven by the South Financial and FDIC-assisted acquisitions and there were no direct transaction costs recorded. The first quarter 2012 was the last quarter U.S. Personal and Commercial Banking included any further FDIC-assisted and South Financial related integration charges or direct transaction costs as an item of note.

10
The Bank purchases CDS to hedge the credit risk in Wholesale Banking's corporate lending portfolio. These CDS do not qualify for hedge accounting treatment and are measured at fair value with changes in fair value recognized in current period's earnings. The related loans are accounted for at amortized cost. Management believes that this asymmetry in the accounting treatment between CDS and loans would result in periodic profit and loss volatility which is not indicative of the economics of the corporate loan portfolio or the underlying business performance in Wholesale Banking. As a result, the CDS are accounted for on an accrual basis in Wholesale Banking and the gains and losses on the CDS, in excess of the accrued cost, are reported in the Corporate segment. Adjusted earnings exclude the gains and losses on the CDS in excess of the accrued cost. When a credit event occurs in the corporate loan book that has an associated CDS hedge, the PCL related to the portion that was hedged via the CDS is netted against this item of note.

11
As a result of the Chrysler Financial acquisition in Canada and the U.S., the Bank incurred integration charges and direct transaction costs. As well, the Bank experienced volatility in earnings as a result of changes in fair value of contingent consideration. Integration charges consist of costs related to information technology, employee retention, external professional consulting charges, marketing (including customer communication and rebranding), integration-related travel costs, employee severance costs, the cost of amending certain executive employment and award agreements, contract termination fees, and the write-down of long-lived assets due to impairment. Direct transaction costs are expenses directly incurred in effecting a business combination and consist primarily of finders’ fees, advisory fees, and legal fees. Contingent consideration is defined as part of the purchase agreement, whereby the Bank is required to pay additional cash consideration in the event that amounts realized on certain assets exceed a pre-established threshold. Contingent consideration is recorded at fair value on the date of acquisition. Changes in fair value subsequent to acquisition are recorded in the Consolidated Statement of Income. Adjusted earnings exclude the gains and losses on contingent consideration in excess of the acquisition date fair value. While integration charges and direct transaction costs related to this acquisition were incurred for both Canada and the U.S., the majority of these charges relate to integration initiatives undertaken for U.S. Personal and Commercial Banking.

12
As a result of the acquisition of the credit card portfolio of MBNA Canada, as well as certain other assets and liabilities, the Bank incurred integration charges and direct transaction costs. Integration charges consist of costs related to information technology, employee retention, external professional consulting charges, marketing (including customer communication, rebranding and certain charges against revenue related to promotional-rate card origination activities), integration-related travel costs, employee severance costs, the cost of amending certain executive employment and award agreements, contract termination fees, and the write-down of long-lived assets due to impairment. The Bank’s integration charges related to the acquisition of the credit card portfolio of MBNA Canada were higher than anticipated when the transaction was first announced. The elevated spending was primarily due to additional costs incurred (other than the amounts capitalized) to build out technology platforms for the business. Direct transaction costs are expenses directly incurred in effecting the business combination and consist primarily of finders’ fees, advisory fees and legal fees. Integration charges and direct transaction costs related to this acquisition were incurred by Canadian Personal and Commercial Banking.

13
The Bank took prudent steps to determine in accordance with applicable accounting standards that litigation provisions were required in the following relevant periods. In the first quarter of 2012, the Bank determined that the litigation provision of $285 million ($171 million after tax) was required as a result of certain adverse judgments in the U.S. during the quarter as well as settlements reached following the quarter. In the current quarter, the Bank further reassessed its litigation provisions and determined that an additional increase in the litigation provision of $97 million ($70 million after tax) was required as a result of recent developments and settlements reached in the U.S., having considered these factors as well as other related or analogous litigation cases.

14
Excluding the impact related to the credit card portfolio of MBNA Canada and other consumer loan portfolios (which is recorded in Canadian Personal and Commercial Banking), “Reduction of allowance for incurred but not identified credit losses”, formerly known as “General allowance increase (release) in Canadian Personal and Commercial Banking and Wholesale Banking” was $41 million (net of tax, $31 million) in the first quarter 2012, which was attributable to the Wholesale Banking and non-MBNA related Canadian Personal and Commercial Banking loan portfolios. Beginning in 2013, the change in the “allowance for incurred but not identified credit losses” in the normal course of business will be included in Corporate segment net income and will no longer be recorded as an item of note.

15
The Bank provided $62 million (net of tax, $37 million) in the fourth quarter 2012 for certain estimated losses resulting from Superstorm Sandy which primarily relate to an increase in PCL, fixed asset impairments and charges against revenue relating to fee reversals.

TABLE 4: RECONCILIATION OF REPORTED TO ADJUSTED EARNINGS PER SHARE (EPS)[1]
(Canadian dollars)		For the three months ended
	January 31	October 31	January 31
	2013	2012	2012
Basic earnings per share – reported	$1.87	$1.67	$1.56
Adjustments for items of note[2]	0.14	0.17	0.31
Basic earnings per share – adjusted	$2.01	$1.84	$1.87

Diluted earnings per share – reported	$1.86	$1.66	$1.55
Adjustments for items of note[2]	0.14	0.17	0.31
Diluted earnings per share – adjusted	$2.00	$1.83	$1.86
1	EPS is computed by dividing net income available to common shareholders by the weighted-average number of shares outstanding during the period.
2	For explanation of items of note, see the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.

TD BANK GROUP • FIRST QUARTER 2013 • REPORT TO SHAREHOLDERS	Page 8

TABLE 5: AMORTIZATION OF INTANGIBLES, NET OF INCOME TAXES[1]
(millions of Canadian dollars)	For the three months ended
	January 31	October 31	January 31
	2013	2012	2012
TD Bank, N.A.	$28	$28	$33
TD Ameritrade (included in equity in net income of an investment in associate)	13	14	15
MBNA Canada	9	11	6
Software	38	43	29
Other	6	7	6
Amortization of intangibles, net of income taxes	$94	$103	$89
1
Amortization of intangibles, with the exception of software, are included as items of note. For explanation of items of note, see the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.

Economic Profit and Return on Common Equity
The Bank’s methodology for allocating capital to its business segments is aligned with the common equity capital requirements under Basel III at a 7% Common Equity Tier 1 (CET1) ratio. The return measures for business segments reflect a return on common equity methodology.
The Bank utilizes economic profit as a tool to measure shareholder value creation. Economic profit is adjusted net income available to common shareholders less a charge for average common equity. The rate used in the charge for average common equity is the equity cost of capital calculated using the capital asset pricing model. The charge represents an assumed minimum return required by common shareholders on the Bank’s common equity. The Bank’s goal is to achieve positive and growing economic profit.
Adjusted return on common equity (ROE) is adjusted net income available to common shareholders as a percentage of average common equity. ROE is a percentage rate and is a variation of economic profit which is a dollar measure. When ROE exceeds the equity cost of capital, economic profit is positive. The Bank’s goal is to maximize economic profit by achieving ROE that exceeds the equity cost of capital.
Economic profit and adjusted ROE are non-GAAP financial measures as these are not defined terms under IFRS. Readers are cautioned that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings under IFRS and, therefore, may not be comparable to similar terms used by other issuers.

TD BANK GROUP • FIRST QUARTER 2013 • REPORT TO SHAREHOLDERS	Page 9

TABLE 6: ECONOMIC PROFIT AND RETURN ON COMMON EQUITY
(millions of Canadian dollars)		For the three months ended
	January 31	October 31	January 31
	2013	2012	2012
Average common equity	$44,488	$43,256	$39,999
Rate charged for average common equity	9.0%	9.0%	9.0%
Charge for average common equity	$1,009	$979	$905
Net income available to common shareholders – reported	$1,715	$1,522	$1,403
Items of note impacting income, net of income taxes[1]	126	160	284
Net income available to common shareholders – adjusted	$1,841	$1,682	$1,687
Economic profit[2]	$832	$703	$782
Return on common equity – adjusted	16.4%	15.5%	16.8%
1	For explanations of items of note, see the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.
2	Economic profit is calculated based on average common equity.

Significant Events in 2013

Acquisition of Target’s U.S. Credit Card Portfolio
On October 23, 2012, the Bank announced that it entered into an agreement with Target Corporation (Target) under which the Bank will acquire Target’s existing U.S. Visa and private label credit card portfolio, totalling approximately US$5.9 billion. The Bank also entered into a seven-year program agreement under which it will become the exclusive issuer of Target-branded Visa and private label consumer credit cards to Target’s U.S. customers. The Bank will acquire over 5 million active Visa and private label accounts and will fund the receivables for existing Target Visa accounts and all existing and newly issued Target private label accounts in the U.S. Subject to regulatory approvals and the satisfaction of customary closing conditions, the transaction is expected to close in the second quarter of 2013.

Acquisition of Epoch
On December 6, 2012, the Bank announced that it entered into an agreement under which Epoch Holding Corporation, including its subsidiary Epoch Investment Partners, Inc. (Epoch), will be acquired by the Bank for approximately US$669 million, in an all-cash transaction. Epoch Holding Corporation shareholders will receive US$28.00 in cash per share. As at January 31, 2013, Epoch’s reported assets under management were US$25.8 billion. Subject to regulatory approvals and the satisfaction of customary closing conditions, the transaction is expected to close in the second quarter of 2013.

TD BANK GROUP • FIRST QUARTER 2013 • REPORT TO SHAREHOLDERS	Page 10

FINANCIAL RESULTS OVERVIEW

Performance Summary
Outlined below is an overview of the Bank’s performance on an adjusted basis for the first quarter of 2013 against the financial performance indicators included in the 2012 Annual Report. Shareholder performance indicators help guide and benchmark the Bank’s accomplishments. For the purposes of this analysis, the Bank utilizes adjusted earnings, which excludes items of note from the reported results that are prepared in accordance with IFRS. Reported and adjusted results and items of note are explained in the “How the Bank Reports” section.
•
Adjusted diluted earnings per share for the three months ended January 31, 2013 increased 8% from the same period last year, reflecting strong retail earnings performance. The Bank’s goal is to achieve 7-10% adjusted earnings per share growth over the medium term.

•	Adjusted return on risk-weighted assets (RWA) for the three months ended January 31, 2013 was 2.81%.
•	For the twelve months ended January 31, 2013, the total shareholder return was 11% which was below the Canadian peer average of 17%.

Impact of Foreign Exchange Rate on U.S. Personal and Commercial Banking and TD Ameritrade Translated Earnings
U.S. Personal and Commercial Banking earnings and the Bank’s share of earnings from TD Ameritrade are impacted by fluctuations in the U.S. dollar to Canadian dollar exchange rate compared with the same period last year.
Appreciation of the Canadian dollar had an unfavourable impact on consolidated earnings for the three months ended January 31, 2013, compared with the same period last year, as shown in the table below.

TABLE 7: IMPACT OF FOREIGN EXCHANGE RATE ON U.S. PERSONAL AND COMMERCIAL BANKING AND TD AMERITRADE TRANSLATED EARNINGS
(millions of Canadian dollars, except as noted)	For the three months ended
January 31, 2013 vs.
January 31, 2012
U.S. Personal and Commercial Banking
Increased (decreased) total revenue – reported	$(41)
Increased (decreased) total revenue – adjusted	(41)
Increased (decreased) non-interest expenses – reported	(27)
Increased (decreased) non-interest expenses – adjusted	(24)
Increased (decreased) net income – reported, after tax	(10)
Increased (decreased) net income – adjusted, after tax	(10)

TD Ameritrade
Increase (decrease) in share of earnings, after tax	$(2)
Increase (decrease) in basic earnings per share – reported	$(0.01)
Increase (decrease) in basic earnings per share – adjusted	$(0.01)

Economic Summary and Outlook
The Canadian economy continues to feel the effects of the global economic slowdown. Current data on the fourth quarter indicates that Canada’s economy for the year ended 2012 posted negligible growth of 1% or less on an annualized basis, following a similarly sluggish pace of just 0.6% in the third quarter of 2012. A stagnant performance in the U.S. economy and continued recession in Europe were largely responsible for affecting the manufacturing and export sectors late last year. Meanwhile, supply issues depressed prices for Canadian crude oil, which weighed on incomes and activity in the oil patch.
Following an outsized gain in the third quarter of 2012, Canadian consumers resumed a cautious rate of spending, concentrated in auto sales, in the final quarter of the year. Retail sales improved modestly, bolstered by ongoing job growth and solid income gains. A slowing pace of housing activity, especially in the formerly red-hot Vancouver and Toronto markets, resulted in reduced demand for housing-related goods. As a result, debt growth has moderated further with household credit growth reaching its lowest level since 2001 on a year-over-year basis in November.
The soft momentum heading into 2013 will limit the extent of any near-term rebound in the economy. However, several factors will contribute to a more respectable 2% growth rate forecast for the 2013 year. Signs from global purchasing managers’ indices indicate that trade activity has begun to increase in the United States, Asia, and Europe. In the U.S., while tax hikes and forthcoming government spending cuts will constrain income growth and consumer spending, the pace of private sector hiring and the residential construction sector are likely to gain momentum throughout the year. In addition, a healthy recovery in U.S. auto sales, which remain depressed relative to economic fundamentals, will likely support a moderate rebound in Canadian exports in the first quarter of 2013.
Overall, the gradual improvement in U.S. economic fortunes will support a further shift in Canadian growth away from household and government spending towards exports and business investment. Business investment, in particular, lagged behind in the second half of 2012 due mainly to the risks associated with the global economy, namely the European debt crisis and the U.S. fiscal cliff. However, with these risks having diminished in recent months, a gradual improvement in business confidence and our expectation of a firming of commodity prices should support a stronger pace of business investment over the next two years.
Within the Canadian household sector, worries that housing markets were headed for a large adjustment have abated to some extent. January 2013 home sales data provided an indication that housing demand has stabilized following the sharp drop in sales over the second half of 2012. The tightening in mortgage lending rules implemented in mid-2012 was likely a key contributor to the housing slowdown. Home prices have been relatively resilient in most markets despite weaker housing demand. Although we continue to expect a moderate price correction in most major markets, this is likely to occur gradually over the next few years.
Given this economic backdrop, the Bank of Canada is likely to keep interest rates on hold throughout 2013. While we do see scope for the Bank of Canada to raise its overnight rate target by 75 basis points in 2014, the elevated slack in Canada’s economy, slow pace of inflation, and moderation in household debt growth, suggest that the first increase may not come until the first quarter of next year.

TD BANK GROUP • FIRST QUARTER 2013 • REPORT TO SHAREHOLDERS	Page 11

Net Income
Quarterly comparison – Q1 2013 vs. Q1 2012
Reported net income for the quarter was $1,790 million, an increase of $312 million, or 21%, compared with the first quarter last year. Adjusted net income for the quarter was $1,916 million, an increase of $154 million, or 9%, compared with the first quarter last year. The increase in adjusted net income was primarily due to higher earnings in the Canadian Personal and Commercial Banking, U.S. Personal and Commercial Banking, Wealth and Insurance and the Corporate segment, partially offset by a decrease in Wholesale Banking. Canadian Personal and Commercial Banking net income increased primarily due to good loan and deposit volume growth, favourable credit performance, and effective cost management. U.S. Personal and Commercial Banking net income increased primarily due to strong volume and fee growth, gains on sales of securities, a lower effective tax rate, and positive operating leverage partially offset by lower net interest margins. Wealth and Insurance net income increased primarily due to growth in client assets, lower weather-related claims and premium growth. The higher contribution from the Corporate segment was largely due to gains in treasury related items, partially offset by higher net corporate expenses. Wholesale Banking net income decreased primarily due to lower trading-related revenue partially offset by lower PCL and non-interest expenses.

Quarterly comparison – Q1 2013 vs. Q4 2012
Reported net income for the quarter increased $193 million, or 12%, compared with the prior quarter. Adjusted net income for the quarter increased $159 million, or 9% compared with the prior quarter. The increase in adjusted net income was primarily due to higher earnings in the Canadian Personal and Commercial Banking, Wealth and Insurance, U.S. Personal and Commercial Banking and Corporate segments, partially offset by a decrease in Wholesale Banking. Canadian Personal and Commercial Banking net income increased primarily due to lower non-interest expenses and better credit performance. Wealth and Insurance net income increased primarily due to the impact of unfavourable prior years claims development in the Ontario auto insurance market on the prior quarter and growth in client assets in the current quarter. U.S. Personal and Commercial Banking net income increased primarily due to higher gains on sales of securities, reduced non-interest expenses and reduced PCL, partially offset by lower net interest margins. The higher contribution from the Corporate segment was mainly due to lower net corporate expenses and favourable other items. Wholesale Banking net income decreased primarily due to reduced security gains in the investment portfolio.

Net Interest Income
Quarterly comparison – Q1 2013 vs. Q1 2012
Reported net interest income for the quarter was $3,846 million, an increase of $159 million, or 4%, compared with the first quarter last year. Adjusted net interest income for the quarter was $3,846 million, an increase of $145 million or 4% compared with the first quarter last year. The increase in adjusted net interest income was driven by increases in Canadian Personal and Commercial Banking, partially offset by a decrease in U.S. Personal and Commercial Banking. Canadian Personal and Commercial Banking net interest income increased primarily due to portfolio volume growth and the inclusion of an additional month of the credit card portfolio of MBNA Canada (MBNA). U.S. Personal and Commercial Banking net interest income decreased primarily driven by lower net interest margin.

Quarterly comparison – Q1 2013 vs. Q4 2012
Reported and adjusted net interest income for the quarter increased $4 million compared with the prior quarter. The increase in adjusted net interest income was driven by an increase in the Corporate segment, partially offset by decreases in the U.S. Personal and Commercial Banking and Canadian Personal and Commercial Banking segments. The higher contribution from the Corporate segment was primarily due to gains in treasury and other hedging activities. U.S. Personal and Commercial Banking net interest income decreased primarily driven by lower net interest margin. Canadian Personal and Commercial Banking net interest income decreased due to the impact of an elevated contribution from MBNA in the prior quarter from better credit performance on acquired loans, partially offset by higher volume related revenue growth.

Non-Interest Income
Quarterly comparison – Q1 2013 vs. Q1 2012
Reported non-interest income for the quarter was $2,125 million, an increase of $170 million, or 9%, compared with the first quarter last year. Adjusted non-interest income for the quarter was $2,094 million, an increase of $85 million, or 4% compared with the first quarter last year. The increase in adjusted non-interest income was driven by increases in the U.S. Personal and Commercial Banking, Wealth and Insurance and Canadian Personal and Commercial Banking segments, partially offset by a decrease in Wholesale Banking. U.S. Personal and Commercial Banking non-interest income increased primarily due to gains on sales of securities. Wealth and Insurance non-interest income increased primarily due to higher fee-based revenue from asset growth, lower claims from weather-related events and premium volume growth. Canadian Personal and Commercial Banking non-interest income increased primarily due to volume-related fee growth and the inclusion of an additional month of MBNA. Wholesale Banking non-interest income decreased primarily due to lower trading revenue and investment banking fees.

Quarterly comparison – Q1 2013 vs. Q4 2012
Reported non-interest income for the quarter increased $78 million, or 4%, compared with the prior quarter. Adjusted non-interest income increased $10 million compared with the prior quarter. The increase in adjusted non-interest income was driven by increases in the Wealth and Insurance and U.S. Personal and Commercial Banking segments, partially offset by a decrease in Wholesale Banking. Wealth and Insurance non-interest income increased primarily due to the impact of unfavourable prior year’s claims development in the Ontario auto insurance market on the prior quarter and growth in client assets in the current quarter. U.S. Personal and Commercial Banking non-interest income increased primarily due to gains on sales of securities. Wholesale Banking non-interest income decreased primarily due to lower securities gains in the investment portfolio.

TD BANK GROUP • FIRST QUARTER 2013 • REPORT TO SHAREHOLDERS	Page 12

Provision for Credit Losses
Quarterly comparison – Q1 2013 vs. Q1 2012
Reported PCL for the quarter was $385 million, a decrease of $19 million, or 5%, compared with the first quarter last year. Adjusted PCL for the quarter was $385 million, a decrease of $60 million, or 13% compared with the first quarter last year. The decrease in adjusted PCL was primarily due to lower provisions in the Canadian Personal and Commercial Banking, Corporate and Wholesale Banking segments, partially offset by higher provisions in U.S. Personal and Commercial Banking. Canadian Personal and Commercial Banking PCL decreased primarily due to better credit performance, enhanced collection strategies, and record low bankruptcies. Corporate PCL decreased due to a release of the allowance for incurred but not identified credit losses relating to the Canadian loan portfolio. Wholesale Banking PCL decreased due to recoveries in the current quarter of previously recorded provisions. U.S. Personal and Commercial Banking PCL increased primarily due to strong loan growth in the residential mortgage and auto loan portfolios, partially offset by a decrease in the acquired credit-impaired portfolio PCL.

Quarterly comparison – Q1 2013 vs. Q4 2012
Reported PCL for the quarter decreased $180 million, or 32%, compared with the prior quarter. Adjusted PCL decreased $126 million, or 25% compared with the prior quarter. The decrease in adjusted PCL was primarily due to lower provisions in the Canadian Personal and Commercial Banking, U.S. Personal and Commercial Banking and Corporate segments. Canadian Personal and Commercial Banking PCL decreased primarily due to the prior quarter adjustments related to past due accounts and record low credit card personal bankruptcies. U.S. Personal and Commercial Banking PCL decreased due to the impact of regulatory guidance on loans discharged in bankruptcies in the prior quarter. Corporate PCL decreased due to a release of the allowance for incurred but not identified credit losses relating to the Canadian loan portfolio.

TABLE 8: PROVISION FOR CREDIT LOSSES
(millions of Canadian dollars)		For the three months ended
	January 31	October 31	January 31
	2013	2012	2012
Provision for credit losses – counterparty-specific and individually insignificant
Provision for credit losses – counterparty-specific	$60	$114	$134
Provision for credit losses – individually insignificant	429	407	352
Recoveries	(87)	(69)	(65)
Total provision for credit losses for counterparty-specific and individually insignificant	402	452	421
Provision for credit losses – incurred but not identified
Canadian Personal and Commercial Banking and Wholesale Banking	(25)	79	33
U.S. Personal and Commercial Banking	8	34	(49)
Other	–	–	(1)
Total provision for credit losses – incurred but not identified	(17)	113	(17)
Provision for credit losses	$385	$565	$404

Non-Interest Expenses and Efficiency Ratio
Quarterly comparison – Q1 2013 vs. Q1 2012
Reported non-interest expenses for the quarter were $3,495 million, a decrease of $54 million, or 2%, compared with the first quarter last year. Adjusted non-interest expenses were $3,300 million, an increase of $142 million, or 4%, compared with the first quarter last year. The increase in adjusted non-interest expenses was driven by increases in the Canadian Personal and Commercial Banking, Wealth and Insurance and Corporate segments, partially offset by a decrease in Wholesale Banking. Canadian Personal and Commercial Banking expenses increased primarily due to the inclusion of an additional month of MBNA, volume growth, merit increases and the timing of investment in business initiatives, partially offset by initiatives to increase productivity. Wealth and Insurance expenses increased primarily due to increased costs to support business growth and higher variable expenses in the Wealth business driven by increased revenues, partially offset by decreased expenses resulting from the sale of the U.S. Insurance business. Corporate expenses increased primarily due to higher net corporate expenses driven by increased employee benefit and strategic initiative costs. Wholesale Banking expenses decreased primarily due to lower variable compensation commensurate with reduced revenue.
The Bank’s reported efficiency ratio improved to 58.5%, compared with 62.9% in the first quarter last year. The Bank’s adjusted efficiency ratio was 55.6%, relatively flat compared with 55.3% in the first quarter last year.

Quarterly comparison – Q1 2013 vs. Q4 2012
Reported non-interest expenses for the quarter decreased $111 million, or 3%, compared with the prior quarter. Adjusted non-interest expenses decreased $193 million, or 6%, compared with the prior quarter. The decrease in adjusted non-interest expenses was driven by lower expenses in the Canadian Personal and Commercial Banking, U.S Personal and Commercial Banking and Corporate segments, partially offset by higher expenses in Wholesale Banking. Canadian Personal and Commercial Banking expenses decreased mainly due to the timing of business investments and marketing initiatives. U.S. Personal and Commercial Banking expenses decreased primarily due to the timing of growth initiatives in the prior quarter. Corporate segment expenses decreased due to elevated strategic and cost reduction initiatives in the prior quarter and the impact of the timing of charges to the segments. Wholesale Banking expenses increased primarily due to higher variable compensation expense, partially offset by lower operating expenses.
The reported efficiency ratio improved to 58.5%, compared with 61.2% in the prior quarter. The adjusted efficiency ratio improved to 55.6%, compared with 59.0% in the prior quarter.

Income Taxes
As discussed in the “How the Bank Reports” section, the Bank adjusts its reported results to assess each of its businesses and to measure overall Bank performance. As such, the provision for income taxes is stated on a reported and an adjusted basis.
The Bank’s reported effective income tax rate was 17.2% for the first quarter, compared with 16.1% in the same quarter last year and 10.4% in the prior quarter. The year-over-year increase was largely due to a higher effective tax rate in U.S. Personal and Commercial Banking as a result of lower litigation reserves in the current year. The quarter-over-quarter increase was largely due to lower tax exempt dividend income from taxable Canadian corporations and a higher effective tax rate on international operations.

TD BANK GROUP • FIRST QUARTER 2013 • REPORT TO SHAREHOLDERS	Page 13

TABLE 9: TAXES
(millions of Canadian dollars, except as noted)	For the three months ended
	January 31		October 31		January 31
	2013		2012		2012
Income taxes at Canadian statutory income tax rate	$548	26.2%	$454	26.4%	$444	26.3%
Increase (decrease) resulting from:
Dividends received	(56)	(2.7)	(86)	(5.0)	(48)	(2.8)
Rate differentials on international operations	(130)	(6.2)	(135)	(7.9)	(141)	(8.4)
Other	(2)	(0.1)	(55)	(3.1)	17	1.0
Provision for income taxes and effective income tax rate – reported	$360	17.2%	$178	10.4%	$272	16.1%

The Bank’s adjusted effective tax rate was 18.2% for the quarter, lower than 20.0% in the same quarter last year and higher than 12.3% in the prior quarter. The year-over-year decrease was largely due to a lower effective tax rate in U.S. Personal and Commercial Banking. The quarter-over-quarter increase was largely due to lower tax exempt dividend income from taxable Canadian corporations, higher net income before tax and business mix.

TABLE 10: NON-GAAP FINANCIAL MEASURES – RECONCILIATION OF REPORTED TO ADJUSTED PROVISION FOR INCOME TAXES
(millions of Canadian dollars, except as noted)	For the three months ended
	January 31	October 31	January 31
	2013	2012	2012
Provision for income taxes – reported	$360	$178	$272
Adjustments for items of note: Recovery of (provision for) income taxes[1,2]
Amortization of intangibles	23	23	25
Fair value of derivatives hedging the reclassified available-for-sale securities portfolio	(7)	(2)	8
Integration charges and direct transaction costs relating to U.S. Personal and Commercial Banking
acquisitions	–	–	2
Fair value of credit default swaps hedging the corporate loan book, net of provision for credit losses	–	1	1
Integration charges, direct transaction costs, and changes in fair value of contingent consideration
relating to the Chrysler Financial acquisition	–	3	1
Integration charges and direct transaction costs relating to the acquisition of the credit card
portfolio of MBNA Canada	8	8	8
Litigation reserve	27	–	114
Reduction to allowance for incurred but not identified credit losses	–	–	(10)
Impact of Superstorm Sandy	–	25	–
Total adjustments for items of note	51	58	149
Provision for income taxes – adjusted	$411	$236	$421
Effective income tax rate – adjusted[3]	18.2%	12.3%	20.0%
1	For explanations of items of note, see the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.
2	The tax effect for each item of note is calculated using the effective statutory income tax rate of the applicable legal entity.
3	Adjusted effective income tax rate is the adjusted provision for income taxes before other taxes as a percentage of adjusted net income before taxes.

TD BANK GROUP • FIRST QUARTER 2013 • REPORT TO SHAREHOLDERS	Page 14

HOW OUR BUSINESSES PERFORMED

For management reporting purposes, the Bank’s operations and activities are organized around four key business segments operating in a number of locations in key financial centres around the globe: Canadian Personal and Commercial Banking, Wealth and Insurance, U.S. Personal and Commercial Banking, and Wholesale Banking. The Bank’s other activities are grouped into the Corporate segment. Effective December 1, 2011, results of the acquisition of the credit card portfolio of MBNA Canada (MBNA) are reported primarily in the Canadian Personal and Commercial Banking and Wealth and Insurance segments. Integration charges and direct transaction costs relating to the acquisition of MBNA are reported in Canadian Personal and Commercial Banking. The results of TD Auto Finance Canada are reported in Canadian Personal and Commercial Banking. The results of TD Auto Finance U.S. are reported in U.S. Personal and Commercial Banking. Integration charges, direct transaction costs, and changes in fair value of contingent consideration related to the Chrysler Financial acquisition are reported in the Corporate segment.
Results of each business segment reflect revenue, expenses, assets, and liabilities generated by the businesses in that segment. The Bank measures and evaluates the performance of each segment based on adjusted results where applicable, and for those segments the Bank notes that the measure is adjusted. Net income for the operating business segments is presented before any items of note not attributed to the operating segments. For further details, see the “How the Bank Reports” section, the “Business Focus” section in the MD&A of the Bank’s 2012 Annual Report, and Note 28 to the 2012 Consolidated Financial Statements. For information concerning the Bank’s measures of economic profit and adjusted return on common equity, which are non-GAAP financial measures, see the “How We Performed” section of this document.
Net interest income within Wholesale Banking is calculated on a taxable equivalent basis (TEB), which means that the value of non-taxable or tax-exempt income, including dividends, is adjusted to its equivalent before-tax value. Using TEB allows the Bank to measure income from all securities and loans consistently and makes for a more meaningful comparison of net interest income with similar institutions. The TEB increase to net interest income and provision for income taxes reflected in Wholesale Banking results is reversed in the Corporate segment. The TEB adjustment for the quarter was $75 million, compared with $70 million in the first quarter last year, and $112 million in the prior quarter.
The Bank continues to securitize retail loans and receivables, however under IFRS, the majority of these loans and receivables remain on-balance sheet.

TABLE 11: CANADIAN PERSONAL AND COMMERCIAL BANKING
(millions of Canadian dollars, except as noted)		For the three months ended
	January 31	October 31	January 31
	2013	2012	2012
Net interest income	$2,058	$2,071	$1,930
Non-interest income	665	678	640
Total revenue – reported	2,723	2,749	2,570
Total revenue – adjusted	2,723	2,749	2,584
Provision for credit losses	244	306	283
Non-interest expenses – reported	1,226	1,343	1,160
Non-interest expenses – adjusted	1,194	1,310	1,142
Net income – reported	$920	$806	$826
Adjustments for items of note, net of income taxes[1]
Integration charges and direct transaction costs relating to the
acquisition of the credit card portfolio of MBNA Canada	24	25	24
Net income – adjusted	$944	$831	$850
Selected volumes and ratios
Return on common equity – reported	47.5%	41.9%	43.7%
Return on common equity – adjusted	48.7%	43.1%	44.9%
Margin on average earning assets (including securitized assets) – reported	2.79%	2.83%	2.77%
Margin on average earning assets (including securitized assets) – adjusted	2.79%	2.83%	2.79%
Efficiency ratio – reported	45.0%	48.9%	45.1%
Efficiency ratio – adjusted	43.8%	47.7%	44.2%
Number of Canadian retail stores	1,166	1,168	1,150
Average number of full-time equivalent staff	28,385	28,449	30,696
1	For explanations of items of note, see the “Non-GAAP Financial Measures − Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.

Quarterly comparison – Q1 2013 vs. Q1 2012
Canadian Personal and Commercial Banking net income for the quarter on a reported basis was $920 million, an increase of $94 million, or 11%, compared with the first quarter last year. Adjusted net income for the quarter was a record $944 million, an increase of $94 million, or 11%, compared with the first quarter last year. The increase in adjusted earnings was primarily driven by good loan and deposit volume growth, favourable credit performance, and effective cost management. The reported annualized return on common equity for the quarter was 47.5%, while the adjusted annualized return on common equity was 48.7%, compared with 43.7% and 44.9% respectively, in the first quarter last year.

TD BANK GROUP • FIRST QUARTER 2013 • REPORT TO SHAREHOLDERS	Page 15

Canadian Personal and Commercial Banking revenue is derived from personal and business banking, auto lending and credit cards. Reported revenue for the quarter was $2,723 million, an increase of $153 million, or 6%, compared with the first quarter last year. Adjusted revenue for the quarter was $2,723 million, an increase of $139 million, or 5% compared with the first quarter last year, or an increase of $74 million, or 3% excluding MBNA. Net interest income growth was driven by portfolio volume growth and the inclusion of an additional month of MBNA. The personal banking business generated solid lending volume growth of 5% reflecting a slowing housing market and continued consumer deleveraging. Business lending posted strong double-digit volume growth of 13%. Compared with the first quarter last year, average real estate secured lending volume increased $10 billion, or 5%. Auto lending average volume increased $0.4 billion, or 3%, while all other personal lending average volumes increased $0.9 billion or 3%. Business loans and acceptances average volume increased $5 billion, or 13%. Average personal deposit volumes increased $10 billion, or 7%, while average business deposit volumes increased $5 billion, or 8%. Margin on average earning assets was 2.79%, a 2 bps increase on a reported basis or flat on an adjusted basis. Non-interest income growth was up primarily due to volume-related fee growth and the inclusion of an additional month of MBNA.
PCL for the quarter was $244 million, a decrease of $39 million, or 14%, compared with the first quarter last year. Personal banking PCL was $236 million, or $175 million excluding MBNA, a decrease of $14 million due primarily to better credit performance, enhanced collection strategies, and record low bankruptcies. Business banking PCL was $8 million, a decrease of $13 million, compared with the first quarter last year. Annualized PCL as a percentage of credit volume was 0.32%, a decrease of 7 bps, compared with the first quarter last year. Net impaired loans were $914 million, a decrease of $36 million, or 4%, compared with the first quarter last year. Net impaired loans as a percentage of total loans were 0.30%, compared with 0.33% as at January 31, 2012.
Reported non-interest expenses for the quarter were $1,226 million, an increase of $66 million, or 6%, compared with the first quarter last year. Adjusted non-interest expenses for the quarter were $1,194 million, an increase of $52 million, or 5%, compared with the first quarter last year. Excluding MBNA, expenses increased $15 million, or 1% as volume growth, merit increases, and investment in initiatives to grow the business were largely offset by initiatives to increase productivity.
The average full-time equivalent (FTE) staffing levels decreased by 2,311, or 8%, compared with the first quarter last year, primarily due to a transfer of FTEs to the Corporate segment. Operating FTE declined by over 1% due to volume-related reductions and productivity initiatives. The reported efficiency ratio for the quarter was 45.0%, while the adjusted efficiency ratio was 43.8%, compared with 45.1% and 44.2% respectively, in the first quarter last year.

Quarterly comparison – Q1 2013 vs. Q4 2012
Canadian Personal and Commercial Banking net income for the quarter on a reported basis increased $114 million, or 14%, compared with the prior quarter. Adjusted net income for the quarter increased $113 million, or 14%, compared with the prior quarter. The increase in earnings was primarily due to lower non-interest expenses, volume growth and better credit performance. The reported annualized return on common equity for the quarter was 47.5%, while the adjusted annualized return on common equity was 48.7%, compared with 41.9% and 43.1% respectively, in the prior quarter.
Revenue for the quarter decreased $26 million, or 1%, compared with the prior quarter, reflecting an elevated MBNA contribution in the prior quarter from better credit performance on acquired loans partially offset by higher volume related revenue growth. Compared with the prior quarter, average real estate secured lending volume increased $2 billion, or 1%. All other personal lending average volumes remained relatively stable. Business loans and acceptances average volumes increased $1 billion, or 2%. Average personal deposit volumes increased $1 billion, or 1%, while average business deposit volumes increased $1 billion, or 1%. Excluding the impact from the elevated MBNA contribution related to better credit performance in the prior quarter, margin on average earning assets was relatively flat at 2.79%.
PCL for the quarter decreased $62 million, or 20%, compared with the prior quarter. Personal banking PCL for the quarter decreased $53 million compared with the prior quarter driven by the prior quarter adjustments related to past due accounts and record low credit card personal bankruptcies. Business banking PCL decreased $9 million due to fewer new provisions in the quarter. Net impaired loans decreased $86 million, or 9%, compared with the prior quarter. Net impaired loans as a percentage of total loans were 0.30%, compared with 0.33% as at October 31, 2012.
Reported non-interest expenses for the quarter decreased $117 million, or 9%, compared with the prior quarter. Adjusted non-interest expenses for the quarter decreased $116 million, or 9%, compared with the prior quarter largely due to the timing of business investments and marketing initiatives.
The average FTE staffing levels decreased by 64, compared with the prior quarter primarily due to volume-related FTE productivity gains. The reported efficiency ratio for the quarter improved to 45.0%, compared with 48.9% in the prior quarter, while the adjusted efficiency ratio improved to 43.8%, compared with 47.7% in the prior quarter.

Business Outlook
We will continue to build on our industry-leading customer service and convenience offering to deliver a better customer experience.  The operating environment will remain challenging in 2013.  We forecast moderate revenue growth reflecting a low interest rate environment and slowing demand for retail loans. However, we will strive to generate positive operating leverage by maintaining our focus on increasing productivity and tightly managing expense growth. Credit loss rates are expected to remain fairly stable.

TABLE 12: WEALTH AND INSURANCE
(millions of Canadian dollars, except as noted)	For the three months ended
	January 31	October 31	January 31
	2013	2012	2012
Net interest income	$148	$147	$144
Insurance revenue, net of claims and related expenses[1]	325	232	281
Income from financial instruments designated at fair value through profit or loss	(5)	(6)	10
Non-interest income – other	609	590	564
Total revenue	1,077	963	999
Non-interest expenses	670	676	639
Net income	330	242	294
Wealth	165	148	144
Insurance	165	94	150
TD Ameritrade	47	51	55
Total Wealth and Insurance	$377	$293	$349
Selected volumes and ratios
Assets under administration – Wealth (billions of Canadian dollars)[2]	$270	$258	$245
Assets under management – Wealth (billions of Canadian dollars)	211	207	196
Gross originated insurance premiums	807	943	763
Return on common equity	25.3%	17.9%	21.4%
Efficiency ratio	62.2%	70.2%	64.0%
Average number of full-time equivalent staff	11,583	11,839	11,898
1
Insurance revenue, net of claims and related expenses is included in the non-interest income line on the Bank’s Consolidated Statement of Income. For the three months ended January 31, 2013, the claims and related expenses were $596 million (for the three months ended October 31, 2012 – $688 million; January 31, 2012 – $579 million).

2	The January 31, 2012 result for Wealth assets under administration was restated to conform with the presentation adopted in Q4 2012.

TD BANK GROUP • FIRST QUARTER 2013 • REPORT TO SHAREHOLDERS	Page 16

Quarterly comparison – Q1 2013 vs. Q1 2012
Wealth and Insurance net income for the quarter was $377 million, an increase of $28 million, or 8%, compared with the first quarter last year. The increase in earnings was mostly due to growth in client assets, lower weather-related claims and higher growth in premiums. Wealth and Insurance net income excluding TD Ameritrade was $330 million, an increase of $36 million, or 12%, compared with the first quarter last year. The Bank’s reported investment in TD Ameritrade generated net income for the quarter of $47 million, a decrease of $8 million, or 15%, compared with the first quarter last year, mainly driven by taxes on higher dividend distribution, lower TD Ameritrade earnings, and a stronger Canadian dollar. For its first quarter ended December 31, 2012, TD Ameritrade reported net income was US$147 million, a decrease of US$5 million, or 3%, compared with the first quarter last year, primarily driven by tax related items, partially offset by lower expenses. The annualized return on common equity for the quarter was 25.3% compared with 21.4% in the first quarter last year.
Wealth and Insurance revenue is derived from direct investing, advice-based business, asset management services, life and health insurance, and property and casualty insurance. Revenue for the quarter was $1,077 million, an increase of $78 million, or 8%, compared to the first quarter last year. In the Wealth business, revenue increased mainly from higher fee-based revenue from asset growth and higher net interest income driven by improved net interest margins. In the Insurance business, revenue increased due to lower claims from weather-related events and premium volume growth, partially offset by decreased revenue due to the sale of the U.S. Insurance business.
Non-interest expenses for the quarter were $670 million, an increase of $31 million, or 5%, compared with the first quarter last year, primarily due to increased costs to support business growth in Wealth and Insurance and higher variable expenses in the Wealth business driven by increased revenue, partially offset by decreased expenses resulting from the sale of the U.S. Insurance business.
Assets under administration of $270 billion as at January 31, 2013, increased $25 billion, or 10%, compared with January 31, 2012. Assets under management of $211 billion as at January 31, 2013 increased $15 billion, or 8%, compared with January 31, 2012. These increases were mainly driven by net new client assets.
Gross originated insurance premiums were $807 million, an increase of $44 million, or 6%, compared with the first quarter last year. The increase was primarily due to organic business growth.
The average FTE staffing levels decreased by 315, or 3%, compared to the first quarter last year, primarily due to the sale of the U.S. Insurance business and lower support required due to a decrease in trading volumes in the Wealth business, partially offset by an increase in staffing from business growth. The efficiency ratio for the current quarter improved to 62.2%, compared with 64.0% in the first quarter last year.

Quarterly comparison – Q1 2013 vs. Q4 2012
Wealth and Insurance net income for the quarter increased $84 million, or 29%, compared with the prior quarter. The increase in earnings was mainly due to unfavourable prior years claims development in the Ontario auto insurance market recorded in the prior quarter and growth in client assets in the current quarter. Wealth and Insurance net income excluding TD Ameritrade was $330 million, an increase of $88 million, or 36%. The Bank’s reported investment in TD Ameritrade reflected a decrease in net income of $4 million, or 8%, compared with the prior quarter, mainly due to taxes on higher dividend distribution. For its first quarter ended December 31, 2012, TD Ameritrade reported net income increased US$4 million, or 3%, compared with the prior quarter, primarily driven by lower expenses, partially offset by tax related items. The annualized return on common equity for the quarter was 25.3%, compared with 17.9% in the prior quarter.
Revenue for the quarter increased $114 million, or 12%, compared with the prior quarter. In the Insurance business, revenue increased due to the inclusion of unfavourable prior years claims development in the Ontario auto insurance market in the prior quarter. In the Wealth business, revenue increased mainly due to higher fee-based revenue from asset growth and higher trading revenue mainly from increased trading volume.
Non-interest expenses for the quarter decreased $6 million, or 1%, compared to the prior quarter, primarily due to the sale of the U.S. Insurance business, partially offset by higher variable expenses in the Wealth business driven by increased revenue.
Assets under administration of $270 billion as at January 31, 2013 increased by $12 billion, or 5%, compared with October 31, 2012. Assets under management of $211 billion as at January 31, 2013 increased $4 billion, or 2%, compared with October 31, 2012. The increases were driven by an increase in the market value of assets and net new client assets.
Gross originated insurance premiums decreased $136 million, or 14%, compared with the prior quarter due largely to seasonality.
The average FTE staffing levels for the current quarter decreased by 256, or 2%, compared with prior quarter primarily due to the sale of the U.S. Insurance business. The efficiency ratio for the current quarter improved to 62.2%, compared with 70.2% in the prior quarter.

Business Outlook
Building upon our market leadership positions in Wealth and Insurance and good underlying business fundamentals, we expect good growth for the segment overall in 2013.
In our Wealth business, in a continuing challenging operating environment of low trading volumes and low interest rates, we remain focused on gaining net new client assets in the advice-based and asset management businesses and managing expenses prudently.
In our Insurance business, we continue to expect our core business fundamentals including premium growth to remain strong despite continued pressure on the demand for credit-related insurance products from lower lending volumes.

TD AMERITRADE HOLDING CORPORATION
Refer to Note 7 to the Interim Consolidated Financial Statements for further information on TD Ameritrade.

TD BANK GROUP • FIRST QUARTER 2013 • REPORT TO SHAREHOLDERS	Page 17

TABLE 13: U.S. PERSONAL AND COMMERCIAL BANKING
(millions of dollars, except as noted)				For the three months ended
	Canadian dollars					U.S. dollars
	January 31	October 31	January 31	January 31	October 31	January 31
	2013	2012	2012	2013	2012	2012
Net interest income	$1,102	$1,148	$1,157	$1,110	$1,164	$1,134
Non-interest income	426	375	338	429	380	331
Total revenue – reported	1,528	1,523	1,495	1,539	1,544	1,465
Total revenue – adjusted	1,528	1,524	1,495	1,539	1,545	1,465
Provision for credit losses – loans	151	231	114	151	234	112
Provision for credit losses – debt securities
classified as loans	3	3	3	3	3	3
Provision for credit losses – acquired
credit-impaired loans[1]	22	20	41	23	20	40
Provision for credit losses – reported	176	254	158	177	257	155
Provision for credit losses – adjusted	176	200	158	177	202	155
Non-interest expenses – reported	993	929	1,185	1,001	941	1,166
Non-interest expenses – adjusted	896	922	889	903	934	870
Net income – reported	$315	$316	$172	$316	$321	$165
Adjustments for items of note[2]
Integration charges and direct transaction
costs relating to U.S. Personal and
Commercial Banking acquisitions	–	–	9	–	–	9
Litigation reserve	70	–	171	71	–	171
Impact of Superstorm Sandy	–	37	–	–	37	–
Net income – adjusted	$385	$353	$352	$387	$358	$345
Selected volumes and ratios
Return on common equity – reported	7.0%	7.2%	3.9%	7.0%	7.2%	3.9%
Return on common equity – adjusted	8.6%	8.1%	7.9%	8.6%	8.1%	7.9%
Margin on average earning assets (TEB)[3]	3.28%	3.48%	3.61%	3.28%	3.48%	3.61%
Efficiency ratio – reported	65.0%	61.0%	79.3%	65.0%	61.0%	79.3%
Efficiency ratio – adjusted	58.6%	60.5%	59.5%	58.6%	60.5%	59.5%
Number of U.S. retail stores	1,325	1,315	1,284	1,325	1,315	1,284
Average number of full-time equivalent staff	25,202	25,304	25,092	25,202	25,304	25,092
1	Includes all FDIC covered loans and other acquired credit-impaired loans.
2	For explanations of items of note, see the “Non-GAAP Financial Measures − Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.
3	Margin on average earning assets exclude the impact related to the TD Ameritrade insured deposit accounts (IDA).

Quarterly comparison – Q1 2013 vs. Q1 2012
U.S. Personal and Commercial Banking reported net income, in Canadian dollar terms, for the quarter was $315 million, an increase of $143 million, or 83%, compared with the first quarter last year. Adjusted net income for the quarter was $385 million, an increase of $33 million, or 9%, compared with the first quarter last year. In U.S. dollar terms, reported net income for the quarter was US$316 million, an increase of US$151 million, or 92%, and adjusted net income was US$387 million, an increase of US$42 million, or 12%, compared with the first quarter last year. The increase in adjusted earnings was primarily due to strong volume and fee growth, gains on sales of securities reflecting the execution of our strategy to shorten the duration of our balance sheet and crystallize unrealized gains, a lower effective tax rate, and positive operating leverage partially offset by lower net interest margin. The reported and adjusted annualized return on common equity for the quarter were 7.0% and 8.6%, respectively, compared with 3.9% and 7.9%, respectively, in the first quarter last year.
U.S. Personal and Commercial Banking revenue is derived from personal banking, business banking, investments, auto lending and credit cards. In U.S. dollar terms, revenue for the quarter was US$1,539 million, an increase of US$74 million, or 5%, primarily due to strong organic loan and deposit growth and gains on sales of securities, partially offset by lower net interest margins. Gains on sales of securities were US$82 million for the quarter. There were no sales of securities in the first quarter last year. Average loans increased by US$13 billion, or 16%, compared with the first quarter last year. Average personal loans increased US$8 billion, or 23% and average business loans increased US$4 billion, or 10%. Average deposits increased US$14 billion, or 8%, compared with the first quarter last year, including a US$6 billion increase in average deposits of TD Ameritrade IDAs. Excluding the impact of TD Ameritrade IDAs and government deposits, average deposit volume increased by US$7 billion, or 9%, driven by 10% growth in personal deposit volume and 6% growth in business deposit volume. Margin on average earning assets decreased by 33 bps to 3.28%, compared with the first quarter last year. The decrease in margin was primarily due to the low interest rate environment, lower accretion on acquired loans and securities and the impact of security sales.

TD BANK GROUP • FIRST QUARTER 2013 • REPORT TO SHAREHOLDERS	Page 18

Total PCL for the quarter was US$177 million, an increase of US$22 million, or 14%, compared with the first quarter last year. The increase in PCL was due primarily to strong loan growth in the residential mortgage and auto loan portfolios, partially offset by a decrease in the acquired credit-impaired portfolio PCL. Personal banking PCL, excluding debt securities classified as loans was US$112 million, an increase of US$22 million, or 24%, from the first quarter last year. Business banking PCL, excluding debt securities classified as loans was US$62 million, flat to the first quarter last year. PCL on loans excluding acquired credit-impaired loans and debt securities classified as loans increased by US$39 million, or 35%, to US$151 million, due primarily to organic loan growth, partially offset by improved asset quality. Annualized PCL as a percentage of credit volume for loans excluding debt securities classified as loans was 0.74%, a decrease of 1 bp, compared with the first quarter last year. Net impaired loans, excluding acquired credit-impaired loans and debt securities classified as loans, were US$1,099 million, a decrease of US$42 million, or 4%, compared with the first quarter last year. Net impaired loans, excluding acquired credit-impaired loans and debt securities classified as loans, as a percentage of total loans were 1.2%, compared with 1.5% as at January 31, 2012. Net impaired debt securities classified as loans were US$1,300 million, a decrease of US$87 million, or 6%, compared with the first quarter last year.
Reported non-interest expenses for the quarter were US$1,001 million, a decrease of US$165 million, or 14%, compared to the first quarter last year due to lower litigation reserves. Adjusted non-interest expenses were US$903 million, an increase of US$33 million, or 4%, compared with the first quarter last year due primarily to new stores and technology projects.
The average FTE staffing levels increased by 110, reflecting costs to support growth and regulation, offset by productivity gains compared with the first quarter last year. The efficiency ratio for the quarter improved to 65.0% on a reported basis, and 58.6% on an adjusted basis, compared with 79.3% and 59.5%, respectively, in the first quarter last year.

Quarterly comparison – Q1 2013 vs. Q4 2012
U.S. Personal and Commercial Banking reported net income, in Canadian dollar terms, for the quarter decreased $1 million, compared with the prior quarter. Adjusted net income for the quarter increased $32 million, or 9%, compared with the prior quarter. In U.S. dollar terms, reported net income for the quarter decreased US$5 million, or 2%, and adjusted net income for the quarter increased US$29 million, or 8%, compared with the prior quarter. The increase in adjusted net income was primarily due to higher gains on sales of securities, reduced non-interest expenses and reduced PCL, partially offset by lower net interest margins. Increased net interest income and fee income from organic loan and deposit growth was largely offset by a decline in net margin. The reported and adjusted annualized return on common equity for the quarter were 7.0% and 8.6%, respectively, compared with 7.2% and 8.1%, respectively, in the prior quarter.
In U.S. dollar terms, adjusted revenue for the quarter decreased US$6 million compared with the prior quarter, due primarily to lower net interest margin, partially offset by strong organic growth and gains on sales of securities. Gains on sale of securities were US$82 million, up US$36 million from last quarter, reflecting the execution of our planned capital management strategy. Average loans increased by US$3 billion, or 3%, compared with the prior quarter with an increase of US$2 billion, or 4% in average personal loans and an increase of US$1 billion, or 2% in average business loans. Average deposits increased US$5 billion, or 3%, compared with the prior quarter, including a US$4 billion increase in average deposits of TD Ameritrade. Excluding the impact of TD Ameritrade IDAs, average deposit volume increased by US$1 billion, or 1%. Margin on average earning assets decreased by 20 bps to 3.28%, compared with the prior quarter primarily due to the low interest rate environment coupled with lower accretion on acquired loans and securities and the impact of security sales.
Reported PCL for the quarter decreased US$80 million, or 31%, compared with the prior quarter. The decline in reported PCL was due primarily to the provisions related to the impact of Superstorm Sandy and regulatory guidance on loans discharged in bankruptcies in the prior quarter. Adjusted PCL for the quarter decreased US$25 million, or 12%, compared with the prior quarter due to the provision related to the new regulatory guidance on loans discharged in bankruptcies in the prior quarter. Excluding the provision related to the new regulatory guidance, PCL increased by US$5 million reflecting growth in residential mortgage and auto loans. Personal banking PCL, excluding debt securities classified as loans decreased US$16 million, or 13%, from the prior quarter. Business banking PCL, excluding debt securities classified as loans decreased US$9 million, or 13%, compared with prior quarter. Adjusted PCL on loans excluding acquired credit-impaired loans and debt securities classified as loans decreased by US$28 million, or 16%, to US$151 million, primarily due to the implementation of the regulatory guidance in the prior quarter. Annualized adjusted PCL as a percentage of credit volume for loans excluding debt securities classified as loans was 0.74%, a decrease of 14 bps, compared with the prior quarter. Net impaired loans, excluding acquired credit-impaired loans and debt securities classified as loans, were US$1,099 million, an increase of US$40 million, or 4%, compared with the prior quarter primarily due to increased delinquencies in residential mortgage and home equity loans as a result of Superstorm Sandy. Net impaired loans, excluding acquired credit-impaired and debt securities classified as loans, as a percentage of total loans were 1.2%, flat compared with October 31, 2012. Net impaired debt securities classified as loans were US$1,300 million, a decrease of US$43 million, or 3%, compared with the prior quarter.
Reported non-interest expenses for the quarter increased US$60 million, or 6%, compared with the prior quarter, due primarily to the litigation reserve recognized in the current quarter. Adjusted non-interest expenses decreased US$31 million, or 3%, compared with the prior quarter due primarily to an elevated level of expenses incurred in the prior quarter related to growth initiatives.
The average FTE staffing levels decreased by 102 compared with the prior quarter due primarily to seasonality and productivity improvements. The reported efficiency ratio for the quarter worsened to 65.0%, compared with 61.0% in the prior quarter, while the adjusted efficiency ratio improved to 58.6%, compared with 60.5% in the prior quarter.

Business Outlook
We will continue to build on our strength of industry-leading convenience banking, providing superior customer service through efficient, local decision-making and evolving the product offering to our customers. We expect to open over 30 new stores in fiscal 2013. We intend to continue to execute our capital management strategy which includes the sale of securities, reinvestment into growth of high quality loans and shortening the duration of our balance sheet. The previously announced acquisition of Target’s U.S. credit card portfolio, which is planned to close during the second quarter of 2013, is expected to increase both net interest margins and PCL during the remainder of fiscal 2013. Excluding the Target acquisition, we anticipate net interest margins to remain compressed and the underlying credit quality of the loan portfolio to continue to improve. We expect regulatory and legislative actions to continue to impact the operating environment resulting in higher compliance costs. Despite these increased compliance costs, adjusted for acquisitions, the rate of expense growth is expected to be lower than last year due to productivity improvements.

TD BANK GROUP • FIRST QUARTER 2013 • REPORT TO SHAREHOLDERS	Page 19

TABLE 14: WHOLESALE BANKING
(millions of Canadian dollars, except as noted)	For the three months ended
	January 31	October 31	January 31
	2013	2012	2012
Net interest income (TEB)	$483	$481	$443
Non-interest income	116	244	240
Total revenue	599	725	683
Provision for credit losses	(5)	8	12
Non-interest expenses	393	374	406
Net income	$159	$309	$194
Selected volumes and ratios
Trading-related revenue	$291	$316	$380
Risk-weighted assets (billions of dollars)[1]	50	43	51
Return on common equity[2]	15.0%	30.3%	18.7%
Efficiency ratio	65.6%	51.6%	59.4%
Average number of full-time equivalent staff	3,470	3,545	3,538
1
Effective Q1 2013, amounts are calculated in accordance with the Basel III regulatory framework, excluding Credit Valuation Adjustment (CVA) capital in accordance with OSFI guidance and are presented based on the “all-in” methodology. In 2012, amounts were calculated in accordance with the Basel II regulatory framework inclusive of Market Risk Amendments.

2
Effective Q1 2012, the Bank revised its methodology for allocating capital to its business segments to align with the common equity capital requirements under Basel III inclusive of CVA capital at a 7% Common Equity Tier 1 ratio.

Quarterly comparison – Q1 2013 vs. Q1 2012
Wholesale Banking net income for the quarter was $159 million, a decrease of $35 million, or 18%, compared with the first quarter last year. The decrease in earnings was primarily due to lower trading-related revenue, partially offset by lower non-interest expenses and a PCL recovery. The annualized return on common equity for the quarter was 15.0%, compared with 18.7% in the first quarter last year.
Wholesale Banking revenue is derived primarily from capital markets services and corporate lending. The capital markets businesses generate revenue from advisory, underwriting, trading, facilitation, and trade execution services. Revenue for the quarter was $599 million, a decrease of $84 million, or 12%, compared with the first quarter last year. This was primarily due to lower fixed income trading in a moderated market environment and was impacted by negative valuation adjustments on derivatives. Investment banking fees decreased from strong levels in the first quarter last year due to lower financial advisory volumes. Partially offsetting these decreases were higher equity trading revenue and credit origination fees.
PCL for the quarter was a net recovery of $5 million, an improvement of $17 million, compared to the first quarter last year. Recoveries in the current quarter of previously recorded provisions were partially offset by the accrual cost of credit protection. In the same quarter last year, PCL was related to a provision against a single merchant banking exposure and the accrual cost of credit protection.
Non-interest expenses for the quarter were $393 million, a decrease of $13 million, or 3%, compared with the first quarter last year due to lower variable compensation commensurate with reduced revenue.
Risk-weighted assets were $50 billion as at January 31, 2013, a decrease of $1 billion, or 2%, compared with January 31, 2012. The decrease was primarily due to the reduction in exposures and tightening credit spreads, partially offset by the implementation of the Basel III regulatory framework.

Quarterly comparison – Q1 2013 vs. Q4 2012
Wholesale Banking net income for the quarter decreased by $150 million, or 49%, compared with the prior quarter. The decrease was largely due to reduced security gains in the investment portfolio. The annualized return on common equity for the quarter was 15.0%, compared with 30.3% in the prior quarter.
Revenue for the quarter decreased $126 million, or 17%, compared with the prior quarter, primarily due to lower securities gains in the investment portfolio and was impacted by negative valuation adjustments on derivatives. The decrease was partially offset by higher revenue in fixed income, currency and credit trading on improved client flows and higher volatility in the latter half of the quarter. Investment banking saw good results in both quarters due to strong debt underwriting volumes.
PCL for the quarter was a recovery of $5 million, compared with an $8 million provision in the prior quarter. PCL in the prior quarter included a single name in the investment portfolio and the accrual cost of credit protection.
Non-interest expenses for the quarter increased by $19 million, or 5%, compared with the prior quarter, due to higher variable compensation expense as a result of improved capital markets revenue, partially offset by lower operating expenses.
Risk-weighted assets as at January 31, 2013 increased by $7 billion, or 16%, compared with October 31, 2012, primarily due to the implementation of the Basel III framework and increased exposures.

Business Outlook
We are encouraged by the early signs of improvement in capital markets and the economy, but remain cautious given the complexity of the risks and challenges that continue. A combination of fiscal challenges in Europe and the U.S., increased competition and the impact of regulatory and legislative actions will affect trading conditions in 2013. As economic conditions stabilize, we expect improved mergers and acquisitions and advisory revenue. We remain focused on growing our franchise, leveraging our capabilities and reducing our expenses in 2013.

TD BANK GROUP • FIRST QUARTER 2013 • REPORT TO SHAREHOLDERS	Page 20

TABLE 15: CORPORATE
(millions of Canadian dollars)		For the three months ended
	January 31	October 31	January 31
	2013	2012	2012
Net income (loss) – reported	$19	$(127)	$(63)
Adjustments for items of note: Decrease (increase) in net income[1]
Amortization of intangibles	56	60	60
Fair value of derivatives hedging the reclassified available-for-sale securities portfolio	(24)	35	45
Fair value of credit default swaps hedging the corporate loan book, net of provision for credit losses	–	–	1
Integration charges, direct transaction costs, and changes in fair value of contingent consideration
relating to the Chrysler Financial acquisition	–	3	5
Reduction to allowance for incurred but not identified credit losses[2]	–	–	(31)
Total adjustments for items of note	32	98	80
Net income (loss) – adjusted	$51	$(29)	$17
Decomposition of items included in net gain (loss) – adjusted
Net corporate expenses	$(134)	$(191)	$(92)
Other	159	136	83
Non-controlling interests	26	26	26
Net income (loss) – adjusted	$51	$(29)	$17
1	For explanations of items of note, see the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.
2
Beginning in 2013, the change in the “allowance for incurred but not identified credit losses” in the normal course of business relating to Canadian Personal and Commercial Banking and Wholesale Banking will be included in Corporate segment adjusted net income and will no longer be recorded as an item of note.

Quarterly comparison – Q1 2013 vs. Q1 2012
Corporate segment’s reported net income for the quarter was $19 million, compared with a reported net loss of $63 million in the first quarter last year. Adjusted net income was $51 million, compared with an adjusted net income of $17 million in the first quarter last year. The increased income was due to gains in treasury and other hedging activities and the reduction of the allowance for incurred but not identified credit losses relating to the Canadian loan portfolio, partially offset by higher net corporate expenses driven by increased employee benefit and strategic initiative costs.

Quarterly comparison – Q1 2013 vs. Q4 2012
Corporate segment’s reported net income for the quarter was $19 million, compared with a reported net loss of $127 million in the prior quarter. Adjusted net income was $51 million, compared with an adjusted net loss of $29 million in the prior quarter. The increased income was due to lower net corporate expenses and favourable other items. Expenses declined from the elevated level last quarter which included higher strategic and cost reduction initiative expenses and the timing of charges to the segments. Favourable other items include gains in treasury and other hedging activities and the reduction of the allowance for incurred but not identified credit losses relating to the Canadian loan portfolio.

TD BANK GROUP • FIRST QUARTER 2013 • REPORT TO SHAREHOLDERS	Page 21

BALANCE SHEET REVIEW

Year-to-date comparison – Q1 2013 vs. Q4 2012

Total assets were $818 billion as at January 31, 2013, an increase of $7 billion, or 1%, from October 31, 2012. The net increase was primarily due to a $9 billion increase in interest bearing deposits with banks and a $6 billion increase in loans (net of allowance for loan losses), partially offset by a $10 billion decrease in available-for-sale securities.

Interest-bearing deposits with banks increased $9 billion primarily due to proceeds from sales of securities, accumulation of funds in anticipation of the close of the Target acquisition, and TD Ameritrade deposit growth.

Financial assets at fair value decreased $8 billion largely due to a decrease in trading securities in Wholesale Banking.

Securities purchased under reverse repurchase agreements decreased $3 billion driven by a decrease in trading volumes in Wholesale Banking.

Loans (net of allowance for loan losses) increased by $6 billion primarily driven by increases in Canadian Personal and Commercial Banking and U.S. Personal and Commercial Banking. The increase in Canadian Personal and Commercial Banking was due to growth in residential mortgages and business and government loans. U.S. Personal and Commercial Banking loans increased primarily due to growth in residential mortgages and business and government loans.

Total liabilities were $769 billion as at January 31, 2013, an increase of $7 billion, or 1%, from October 31, 2012. The net increase was primarily due to a $6 billion increase in deposits and a $4 billion increase in financial liabilities at fair value, partially offset by a $2 billion decrease in subordinated notes and debentures.

Financial liabilities at fair value increased $4 billion largely due to an increase in trading deposits in Wholesale Banking.

Deposits increased $6 billion primarily due to an increase in personal non-term deposits in Canadian Personal and Commercial Banking and U.S. Personal and Commercial Banking, partially offset by a decrease in personal term deposits and bank deposits across several segments.

Subordinated notes and debentures decreased $2 billion primarily due to redemptions.

Equity was $50 billion as at January 31, 2013, an increase of $1 billion, or 2%, from October 31, 2012 primarily due to higher retained earnings.

TD BANK GROUP • FIRST QUARTER 2013 • REPORT TO SHAREHOLDERS	Page 22

CREDIT PORTFOLIO QUALITY

Quarterly comparison – Q1 2013 vs. Q1 2012
Gross impaired loans excluding debt securities classified as loans, FDIC covered loans and other acquired credit-impaired loans were $2,494 million, as at January 31, 2013, a decrease of $36 million, or 1%, compared with the first quarter last year. The decrease in U.S. Personal and Commercial Banking of $80 million was partially offset by an increase in Canadian Personal and Commercial Banking of $47 million. Impaired loans net of allowance were $2,033 million as at January 31, 2013, a decrease of $88 million, or 4%, compared with the first quarter last year.
The allowance for credit losses of $2,899 million as at January 31, 2013 was composed of a counterparty-specific allowance of $372 million, a collectively assessed allowance for individually insignificant impaired loans of $394 million, and an allowance for incurred but not identified credit losses of $2,133 million.
The counterparty-specific allowance decreased $10 million, or 3%, compared with the first quarter last year. The collectively assessed allowance for individually insignificant impaired loans increased $118 million, or 43%, compared with the first quarter last year, due primarily to the acquisition of the credit card portfolio of MBNA Canada.
    The allowance for incurred but not identified credit losses increased $214 million, or 11%, compared with the first quarter last year, due primarily to the acquisition of the credit card portfolio of MBNA Canada.
The allowance for incurred but not identified credit losses is established to recognize losses that management estimates to have occurred in the portfolio level at the balance sheet date for loans not yet specifically identified as impaired. The Bank reviews the incurred but not identified allowance for credit losses on a quarterly basis using credit risk models and management’s judgment.

Quarterly comparison – Q1 2013 vs. Q4 2012
Gross impaired loans excluding debt securities classified as loans, FDIC covered loans and other acquired credit-impaired loans decreased by $24 million or 1%, compared with the prior quarter. Impaired loans net of allowance decreased $67 million, or 3%, compared with the prior quarter.
The counterparty-specific allowance decreased $14 million, or 4%, compared with the prior quarter. The collectively assessed allowance for individually insignificant impaired loans increased $77 million, or 24%, compared with the prior quarter, due primarily to the acquisition of the credit card portfolio of MBNA Canada. The allowance for incurred but not identified credit losses decreased $19 million, or 1%, compared with the prior quarter.

TABLE 16: CHANGES IN GROSS IMPAIRED LOANS AND ACCEPTANCES
(millions of Canadian dollars)	For the three months ended
	January 31	October 31	January 31
	2013	2012	2012
Personal, Business and Government Loans[1,2]
Balance at beginning of period	$2,518	$2,367	$2,493
Additions	1,041	1,218	996
Return to performing status, repaid or sold[3]	(585)	(506)	(489)
Write-offs	(478)	(557)	(474)
Foreign exchange and other adjustments	(2)	(4)	4
Balance at end of period	$2,494	$2,518	$2,530
1
Excludes FDIC covered loans and other acquired credit-impaired loans. For additional information refer to the “Exposure to Acquired Credit-Impaired Loans” discussion and table in this section of the document and Note 5 to the Interim Consolidated Financial Statements.

2
Excludes debt securities classified as loans. For additional information refer to the “Exposure to Non-agency Collateralized Mortgage Obligations” section of this document and Note 5 to the Interim Consolidated Financial Statements.

3	Certain comparative amounts have been reclassified to conform to the presentation adopted in the current period.

TABLE 17: ALLOWANCE FOR CREDIT LOSSES
(millions of Canadian dollars, except as noted)			As at
	January 31	October 31	January 31
	2013	2012	2012
Allowance for credit losses for on-balance sheet loans
Counterparty-specific	$372	$384	$380
Individually insignificant	394	317	276
Incurred but not identified credit losses	1,920	1,943	1,626
Total allowance for credit losses for on-balance sheet loans	2,686	2,644	2,282
Allowance for credit losses for off-balance sheet loans
Counterparty-specific	–	2	2
Incurred but not identified credit losses	213	209	293
Total allowance for credit losses for off-balance sheet loans	213	211	295
Total	$2,899	$2,855	$2,577
Impaired loans, net of allowance[1,2]	$2,033	$2,100	$2,121
Net impaired loans as a percentage of net loans[1,2]	0.49%	0.52%	0.55%
Provision for credit losses as a percentage of net average loans and acceptances	0.36%	0.55%	0.41%
1
Excludes FDIC covered loans and other acquired credit-impaired loans. For additional information refer to the “Exposure to Acquired Credit-Impaired Loans” discussion and table in this section of the document and Note 5 to the Interim Consolidated Financial Statements.

2
Excludes debt securities classified as loans. For additional information refer to the “Exposure to Non-agency Collateralized Mortgage Obligations” section of this document and Note 5 to the Interim Consolidated Financial Statements.

TD BANK GROUP • FIRST QUARTER 2013 • REPORT TO SHAREHOLDERS	Page 23

Real Estate Secured Lending
Retail real estate secured lending includes mortgages and lines of credit to North American consumers to satisfy financing needs ranging from home purchases to refinancing. Credit policies and strategies are aligned with the Bank’s Risk Appetite and meet all regulatory requirements. While the Bank retains first lien on the majority of properties held as security, there is a small portion of loans with second liens, but most of which are behind another TD mortgage that is in first position. Credit policies ensure that the combined exposure of all uninsured facilities on one property does not exceed 80% of the collateral value at origination. Lending at a higher loan to value is permitted but requires default insurance. This insurance is contractual coverage for the life of eligible facilities that protects the Bank's real estate secured lending portfolio against potential losses caused by borrower default. It is provided by either government backed entities or other approved private mortgage insurers.
The Bank regularly performs stress tests on its real estate lending portfolio as part of its overall stress testing program. This is done with a view to determining the extent to which the portfolio would be vulnerable to a severe downturn in economic conditions. The effect of severe changes in house prices, interest rates and unemployment levels are among the factors considered. The impact on credit losses and the Bank’s overall profitability are determined. A variety of portfolio segments including dwelling type and geographical regions are examined during the exercise to determine whether specific vulnerabilities exist. Based on our most recent reviews, all real estate secured lending exposures are considered manageable.

TABLE 18: REAL ESTATE SECURED LENDING[1,2]
(millions of Canadian dollars)									As at
	Residential mortgages				Home equity lines of credit				Total
	Insured[3]		Uninsured		Insured[3]		Uninsured		Insured[3]		Uninsured
									January 31, 2013
Canada
Atlantic provinces	$4,038	2.6%	$800	0.5%	$725	1.1%	$799	1.2%	$4,763	2.2%	$1,599	0.7%
British Columbia[4]	21,359	13.8	8,321	5.4	4,408	6.9	7,810	12.2	25,767	11.8	16,131	7.4
Ontario[4]	58,926	38.0	16,192	10.4	14,224	22.3	18,024	28.2	73,150	33.3	34,216	15.6
Prairies[4]	26,095	16.8	4,781	3.1	6,175	9.6	7,185	11.2	32,270	14.7	11,966	5.5
Quebec	11,561	7.5	2,957	1.9	2,368	3.7	2,272	3.6	13,929	6.4	5,229	2.4
Total Canada	$121,979	78.7%	$33,051	21.3%	$27,900	43.6%	$36,090	56.4%	$149,879	68.4%	$69,141	31.6%
United States and other	501		18,538		9		10,303		510		28,841
Total	$122,480		$51,589		$27,909		$46,393		$150,389		$97,982

									October 31, 2012
Total	$120,569		$51,603		$30,251		$44,814		$150,820		$96,417
1	Based on geographic location of unit responsible for recording revenue.
2
Excludes loans classified as trading as the Bank intends to sell the loans immediately or in the near term, and loans designated at fair value through profit or loss for which no allowance is recorded.

3
Default insurance is contractual coverage for the life of eligible facilities whereby the Bank's exposure to real estate secured lending, all or in part, is protected against potential losses caused by borrower default. It is provided by either government backed entities or other approved private mortgage insurers.

4	The territories are included as follows: Yukon is included in British Columbia; Nunavut is included in Ontario; and Northwest Territories is included in the Prairies region.

The following table provides a summary of the Bank’s Residential Mortgages by remaining amortization period based on the contractual terms of the mortgage agreement. The table below does not reflect the additional payments which may be made during the term of the mortgage.

TABLE 19: RESIDENTIAL MORTGAGES BY REMAINING AMORTIZATION[1]
									As at
	<5	5–<10	10–<15	15–<20	20–<25	25–<30	30–<35	>=35
	years	years	years	years	years	years	years	years	Total
							January 31, 2013
Canada	8.9%	4.1%	8.0%	11.3%	17.2%	23.3%	13.3%	3.0%	89.1%
United States and other	0.2	0.1	2.7	0.3	1.0	6.0	0.6	–	10.9
Total	9.1%	4.2%	10.7%	11.6%	18.2%	29.3%	13.9%	3.0%	100.0%

							October 31, 2012
Total	8.9%	4.2%	10.5%	11.9%	17.3%	28.2%	15.2%	3.8%	100.0%
1
Excludes loans classified as trading as the Bank intends to sell the loans immediately or in the near term, and loans designated at fair value through profit or loss for which no allowance is recorded.

TD BANK GROUP • FIRST QUARTER 2013 • REPORT TO SHAREHOLDERS	Page 24

TABLE 20: UNINSURED AVERAGE LOAN-TO-VALUE: NEWLY ORIGINATED AND ACQUIRED[1,2]
		For the three months ended
	Residential	Home equity
	mortgages	lines of credit[3]	Total
		January 31, 2013
Canada
Atlantic provinces	71%	61%	69%
British Columbia[4]	67	58	64
Ontario[4]	68	60	66
Prairies[4]	71	63	69
Quebec	71	63	69
Total Canada	69%	61%	67%
United States and other	66%	65%	66%
Total	68%	62%	66%

		October 31, 2012
Total	68%	65%	67%
1	Based on geographic location of unit responsible for recording revenue.
2
Excludes loans classified as trading as the Bank intends to sell the loans immediately or in the near term, and loans designated at fair value through profit or loss for which no allowance is recorded.

3	Home equity line of credit loan-to-value includes first position collateral mortgage if applicable.
4	The territories are included as follows: Yukon is included in British Columbia; Nunavut is included in Ontario; and Northwest Territories is included in the Prairies region.

Non-Prime Loans
As at January 31, 2013, the Bank had approximately $2.4 billion gross exposure to non-prime loans, which primarily consists of automotive loans originated in Canada. The credit loss rate, which is an indicator of credit quality and is defined as the average PCL divided by the average month-end loan balance, was approximately 3.17% on an annual basis. The portfolio continues to perform as expected. These loans are recorded at amortized cost.

TD BANK GROUP • FIRST QUARTER 2013 • REPORT TO SHAREHOLDERS	Page 25

Sovereign Risk
The following table provides a summary of the Bank’s credit exposure to certain European countries, including Greece, Italy, Ireland, Portugal and Spain (GIIPS).

TABLE 21: EXPOSURE TO EUROPE
1) Total Net Exposure by Country and Counterparty
(millions of Canadian dollars)													As at
	Loans and Commitments[1]				Derivatives, Repos and Securities Lending[2]				Trading and Investment Portfolio[3,4]				Total
	Corporate	Sovereign	Financial	Total	Corporate	Sovereign	Financial	Total	Corporate	Sovereign	Financial	Total	Exposure[5]
Country											January 31, 2013
GIIPS
Greece	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–
Italy	–	107	–	107	–	–	3	3	18	1	10	29	139
Ireland	–	–	–	–	–	–	65	65	–	–	2	2	67
Portugal	–	–	–	–	–	–	3	3	–	–	–	–	3
Spain	111	–	48	159	9	–	19	28	19	1	201	221	408
Total GIIPS	$111	$107	$48	$266	$9	$–	$90	$99	$37	$2	$213	$252	$617
Rest of Europe
France	446	–	20	466	59	525	798	1,382	76	1,768	155	1,999	3,847
Germany	630	179	249	1,058	217	1,399	673	2,289	186	3,730	49	3,965	7,312
Netherlands	380	52	199	631	272	167	455	894	62	5,199	955	6,216	7,741
Sweden	–	–	39	39	–	31	69	100	18	520	355	893	1,032
Switzerland	438	–	128	566	–	–	898	898	14	–	315	329	1,793
United Kingdom	1,464	475	241	2,180	456	71	2,417	2,944	130	118	4,713	4,961	10,085
Other[6]	30	59	13	102	64	194	425	683	47	2,091	174	2,312	3,097
Rest of Europe	$3,388	$765	$889	$5,042	$1,068	$2,387	$5,735	$9,190	$533	$13,426	$6,716	$20,675	$34,907
Total Europe	$3,499	$872	$937	$5,308	$1,077	$2,387	$5,825	$9,289	$570	$13,428	$6,929	$20,927	$35,524

Country											October 31, 2012
GIIPS
Greece	$–	$–	$–	$–	$–	$–	$4	$4	$–	$–	$–	$–	$4
Italy	–	97	–	97	–	–	3	3	17	2	19	38	138
Ireland	–	–	–	–	–	–	66	66	–	–	1	1	67
Portugal	–	–	–	–	–	–	3	3	–	–	–	–	3
Spain	70	–	48	118	14	–	19	33	11	1	203	215	366
Total GIIPS	$70	$97	$48	$215	$14	$–	$95	$109	$28	$3	$223	$254	$578
Rest of Europe
France	393	–	24	417	115	366	779	1,260	54	1,690	163	1,907	3,584
Germany	659	185	80	924	262	1,167	816	2,245	124	3,929	50	4,103	7,272
Netherlands	369	–	260	629	283	25	460	768	53	4,721	1,294	6,068	7,465
Sweden	–	–	4	4	–	–	80	80	1	380	401	782	866
Switzerland	529	–	76	605	–	–	969	969	31	–	297	328	1,902
United Kingdom	1,439	483	216	2,138	476	73	2,466	3,015	101	64	4,726	4,891	10,044
Other[6]	15	59	25	99	32	189	323	544	13	2,002	165	2,180	2,823
Rest of Europe	$3,404	$727	$685	$4,816	$1,168	$1,820	$5,893	$8,881	$377	$12,786	$7,096	$20,259	$33,956
Total Europe	$3,474	$824	$733	$5,031	$1,182	$1,820	$5,988	$8,990	$405	$12,789	$7,319	$20,513	$34,534
1	Exposures are presented net of impairment charges, where applicable. There were no impairment charges for European exposures as at January 31, 2013 and October 31, 2012.
2
Exposures are calculated on a fair value basis and are net of collateral. Total market value of pledged collateral is $0.2 billion (October 31, 2012 – $0.9 billion) for GIIPS and $28.4 billion (October 31, 2012 – $31.6 billion) for the rest of Europe. Derivatives are presented as net exposures where there is an ISDA master netting agreement.

3	Trading Portfolio exposures are net of eligible short positions. Deposits of $2.6 billion (October 31, 2012 – $2.6 billion) are included in the Trading and Investment Portfolio.
4	The fair values of the GIIPS exposures in Level 3 in the Trading and Investment Portfolio were not significant as at January 31, 2013 and October 31, 2012.
5	The reported exposures do not include $0.4 billion (October 31, 2012 – $0.3 billion) of protection the Bank purchased via credit default swaps.
6	Other European exposure is distributed across 11 countries, each of which has a net exposure below $1.0 billion as at January 31, 2013 and October 31, 2012.

TD BANK GROUP • FIRST QUARTER 2013 • REPORT TO SHAREHOLDERS	Page 26

2) Gross European Lending Exposure by Country
(millions of Canadian dollars)			As at
	Loans and Commitments
	Direct[1]	Indirect[2]	Total
Country	January 31, 2013
GIIPS
Greece	$–	$–	$–
Italy	107	–	107
Ireland	–	–	–
Portugal	–	–	–
Spain	60	99	159
Total GIIPS	$167	$99	$266
Rest of Europe
France	33	433	466
Germany	457	601	1,058
Netherlands	84	547	631
Sweden	–	39	39
Switzerland	245	321	566
United Kingdom	607	1,573	2,180
Other	83	19	102
Rest of Europe	$1,509	$3,533	$5,042
Total Europe	$1,676	$3,632	$5,308

Country		October 31, 2012
GIIPS
Greece	$–	$–	$–
Italy	97	–	97
Ireland	–	–	–
Portugal	–	–	–
Spain	26	92	118
Total GIIPS	$123	$92	$215
Rest of Europe
France	42	375	417
Germany	346	578	924
Netherlands	32	597	629
Sweden	–	4	4
Switzerland	119	486	605
United Kingdom	641	1,497	2,138
Other	72	27	99
Rest of Europe	$1,252	$3,564	$4,816
Total Europe	$1,375	$3,656	$5,031
1	Includes funded loans and bankers’ acceptances.
2	Includes undrawn commitments and letters of credit.

Of the Bank’s European exposure, approximately 86% is to counterparties in countries rated AAA by either Moody’s or Standard & Poor’s (S&P), with the majority of this exposure to the sovereigns themselves and to well rated, systemically important banks in these countries. Derivatives and securities repurchase transactions are completed on a collateralized basis. The vast majority of derivatives exposure is offset by cash collateral while the repurchase transactions are backed largely by government securities rated AA- or better by either Moody’s or S&P, and cash. The Bank also takes a limited amount of exposure to well rated corporate issuers in Europe where the Bank also does business with their related entities in North America.
In addition to the European exposure identified above, the Bank also has $3.6 billion of direct exposure to Supranational entities with European sponsorship, and indirect exposures including $306 million of European collateral from non-European counterparties related to repurchase and securities lending transactions that are margined daily, and $17 million invested in European diversified investment funds.
As part of the Bank’s usual credit risk and exposure monitoring processes, all exposures are reviewed on a regular basis. European exposures are reviewed monthly or more frequently as circumstances dictate and are periodically stress tested to identify and understand any potential vulnerabilities. Based on the most recent reviews, all European exposures are considered manageable.

EXPOSURE TO ACQUIRED CREDIT-IMPAIRED (ACI) LOANS
ACI loans are loans with evidence of credit quality deterioration since origination for which it is probable at the purchase date that the Bank will be unable to collect all contractually required principal and interest payments. Evidence of credit quality deterioration as of the acquisition date may include statistics such as past due status and credit scores. ACI loans are recorded at fair value upon acquisition and the applicable accounting guidance prohibits carrying over or recording allowance for loan losses in the initial accounting.
ACI loans were acquired through the South Financial acquisition, the FDIC-assisted acquisitions, which include FDIC covered loans subject to loss sharing agreements with the FDIC, the Chrysler Financial acquisition, and the acquisition of the credit card portfolio of MBNA Canada. The following table presents the unpaid principal balance, carrying value, allowance for counterparty-specific credit losses, allowance for individually insignificant credit losses and the net carrying value as a percentage of the unpaid principal balance for ACI loans as at January 31, 2013 and October 31, 2012.

TD BANK GROUP • FIRST QUARTER 2013 • REPORT TO SHAREHOLDERS	Page 27

TABLE 22: ACQUIRED CREDIT-IMPAIRED LOAN PORTFOLIO
(millions of Canadian dollars)						As at
		Allowance for		Allowance for
	Unpaid		counterparty-	individually	Carrying	Percentage of
	principal	Carrying	specific	insignificant	value net of	unpaid principal
	balance[1]	value	credit losses	credit losses	allowance	balance
					January 31, 2013
FDIC-assisted acquisitions	$989	$925	$6	$66	$853	86.2%
South Financial	2,485	2,320	31	14	2,275	91.5
Other[2]	213	180	–	1	179	84.0
Total ACI loan portfolio	$3,687	$3,425	$37	$81	$3,307	89.7%

					October 31, 2012
FDIC-assisted acquisitions	$1,070	$1,002	$5	$54	$943	88.1%
South Financial	2,719	2,519	26	12	2,481	91.2
Other[2]	283	246	–	1	245	86.6
Total ACI loan portfolio	$4,072	$3,767	$31	$67	$3,669	90.1%
1	Represents contractual amount owed net of charge-offs since inception of loan.
2	Other includes the ACI loan portfolios of Chrysler Financial and the credit card portfolio of MBNA Canada.

During the three months ended January 31, 2013, the Bank recorded $22 million of provision for credit losses on ACI loans. The following table provides key credit statistics by past due contractual status and geographic concentrations based on ACI loans unpaid principal balance.

TABLE 23: ACQUIRED CREDIT-IMPAIRED LOANS – KEY CREDIT STATISTICS
(millions of Canadian dollars)				As at
	January 31, 2013		October 31, 2012
	Unpaid principal balance[1]		Unpaid principal balance[1]
Past due contractual status
Current and less than 30 days past due	$2,977	80.7%	$3,346	82.2%
30-89 days past due	232	6.3	182	4.5
90 or more days past due	478	13.0	544	13.3
Total ACI loans	$3,687	100.0%	$4,072	100.0%
Geographic region
Florida	$1,882	51.0%	$2,079	51.0%
South Carolina	1,196	32.4	1,278	31.4
North Carolina	382	10.4	427	10.5
Other U.S./Canada	227	6.2	288	7.1
Total ACI loans	$3,687	100.0%	$4,072	100.0%
1	Represents contractual amount owed net of charge-offs since inception of loan.

EXPOSURE TO NON-AGENCY COLLATERALIZED MORTGAGE OBLIGATIONS (CMO)
Due to the acquisition of Commerce Bancorp Inc., the Bank has exposure to non-agency CMOs collateralized primarily by Alt-A and Prime Jumbo mortgages, most of which are pre-payable fixed-rate mortgages without rate reset features. At the time of acquisition, the portfolio was recorded at fair value, which became the new cost basis for this portfolio.
These securities are classified as loans and carried at amortized cost using the effective interest rate method, and are evaluated for loan losses on a quarterly basis using the incurred credit loss model. The impairment assessment follows the loan loss accounting model, where there are two types of allowances against credit losses, counterparty-specific and collectively assessed. Counterparty-specific allowances represent individually significant loans, such as the Bank’s business and government loans and debt securities classified as loans, which are assessed for whether impairment exists at the counterparty-specific level. Collectively assessed allowances consist of loans for which no impairment is identified on a counterparty-specific level and are grouped into portfolios of exposures with similar credit risk characteristics to collectively assess if impairment exists at the portfolio level.
The following table presents the par value, carrying value, allowance for loan losses, and the net carrying value as a percentage of the par value for the non-agency CMO portfolio at January 31, 2013 and October 31, 2012. As at January 31, 2013, the balance of the remaining acquisition-related incurred loss was US$301 million (January 31, 2012 – US$403 million); this amount is reflected below as a component of the discount from par to carrying value.

TD BANK GROUP • FIRST QUARTER 2013 • REPORT TO SHAREHOLDERS	Page 28

TABLE 24: NON-AGENCY CMO LOANS PORTFOLIO
(millions of U.S. dollars)					As at
			Allowance	Carrying	Percentage
	Par	Carrying	for loan	value net of	of par
	value	value	losses	allowance	value
				January 31, 2013
Non-Agency CMOs	$3,171	$2,681	$343	$2,338	73.7%

				October 31, 2012
Non-Agency CMOs	$3,357	$2,830	$340	$2,490	74.2%

During the second quarter of 2009, the Bank re-securitized a portion of the non-agency CMO portfolio. As part of the on-balance sheet re-securitization, new credit ratings were obtained for the re-securitized securities that better reflect the discount on acquisition and the Bank’s risk inherent on the entire portfolio. As a result, 10% of the non-agency CMO portfolio is now rated AAA for regulatory capital reporting. The net capital benefit of the re-securitization transaction is reflected in the changes in RWA. For accounting purposes, the Bank retained a majority of the beneficial interests in the re-securitized securities resulting in no financial statement impact. The Bank’s assessment of impairment for these reclassified securities is not impacted by a change in the credit ratings.

TABLE 25: NON-AGENCY ALT-A AND PRIME JUMBO CMO PORTFOLIO BY VINTAGE YEAR
(millions of U.S. dollars)						As at
	Alt-A		Prime Jumbo		Total
	Amortized	Fair	Amortized	Fair	Amortized	Fair
	cost	value	cost	value	cost	value
					January 31, 2013
2003	$131	$149	$127	$139	$258	$288
2004	276	308	92	104	368	412
2005	522	587	151	163	673	750
2006	301	335	219	232	520	567
2007	460	528	216	237	676	765
Total portfolio net of counterparty-specific
and individually insignificant credit losses	$1,690	$1,907	$805	$875	$2,495	$2,782
Less: allowance for incurred but not identified credit losses					157
Total					$2,338

					October 31, 2012
2003	$142	$160	$148	$152	$290	$312
2004	295	324	99	111	394	435
2005	538	582	170	178	708	760
2006	313	321	233	232	546	553
2007	478	515	230	242	708	757
Total portfolio net of counterparty-specific
and individually insignificant credit losses	$1,766	$1,902	$880	$915	$2,646	$2,817
Less: allowance for incurred but not identified credit losses					156
Total					$2,490

TD BANK GROUP • FIRST QUARTER 2013 • REPORT TO SHAREHOLDERS	Page 29

CAPITAL POSITION

Effective January 1, 2013, the Bank complies with the Office of the Superintendent of Financial Institutions Canada (OSFI) new guideline for calculating RWA and regulatory capital, which is based on “A global regulatory framework for more resilient banks and banking systems” (Basel III) issued by the Basel Committee on Banking Supervision (BCBS). Up until December 31, 2012, the OSFI guideline was based on the Basel II regulatory framework. OSFI's target Common Equity Tier 1 (CET1), Tier 1 and Total capital ratios for Canadian banks are 7%, 8.5% and 10.5%, respectively on an “all-in” basis. The “all-in” basis of regulatory reporting includes all of the regulatory adjustments that will be required by 2019 while retaining the phase-out rules for non-qualifying capital instruments. The “transitional” basis of regulatory reporting allows for certain adjustments, the largest of which being goodwill, intangible assets and the threshold deductions, are phased-in over a period of five years starting in 2014.

TABLE 26: REGULATORY CAPITAL POSITION
(millions of Canadian dollars, except as noted)			As at
	January 31	October 31	January 31
	2013	2012	2012
Risk-weighted assets for:
Credit risk[1]	$227,635	$201,280	$192,777
Market risk[1]	13,892	12,033	19,999
Operational risk[1]	32,918	32,562	30,866
Total	$274,445	$245,875	$243,642
Common Equity Tier 1[2]	$24,259	n/a	n/a
Common Equity Tier 1 capital ratio[2]	8.8%	n/a	n/a
Tier 1 capital[1]	$29,983	$30,989	$28,378
Tier 1 capital ratio[1,3]	10.9%	12.6%	11.6%
Total capital[1,4]	$38,926	$38,595	$35,744
Total capital ratio[1,5]	14.2%	15.7%	14.7%
Assets-to-capital multiple[6,7]	17.6	18.0	18.3
1
Effective Q1 2013, amounts are calculated in accordance with the Basel III regulatory framework, and are presented based on the “all-in” methodology. Prior to Q1 2013, amounts were calculated in accordance with the Basel II regulatory framework.

2
Effective Q1 2013, the Bank implemented the Basel III regulatory framework. As a result, the Bank began reporting the measures, CET 1 and CET 1 capital ratio, in accordance with the “all-in” methodology.

3	Tier 1 capital ratio is calculated as Tier 1 capital divided by RWA.
4	Total capital includes CET1, Tier 1 and Tier 2 capital.
5	Total capital ratio is calculated as Total capital divided by RWA.
6
The assets-to-capital multiple is calculated as total assets plus off-balance sheet credit instruments, such as certain letters of credit and guarantees, less investments in associated corporations, goodwill and net intangibles, divided by Total capital.

7
Effective Q1 2013, amounts are calculated in accordance with the Basel III regulatory framework, and are presented based on the “transitional” methodology. Prior to Q1 2013, amounts were calculated in accordance with the Basel II regulatory framework.

As at January 31, 2013, the Bank’s CET1, Tier 1 and Total capital ratios were 8.8%, 10.9% and 14.2% respectively. Compared with the Bank’s pro forma CET1 ratio of 8.2% as at October 31, 2012, the January 31, 2013 CET1 ratio increased primarily as a result of strong retained earnings growth, common share issuance through participation in the Bank’s dividend reinvestment plan and exercise of stock options, and reduction of RWAs due to the exclusion of the Credit Valuation Adjustment (CVA) capital add-on charge (refer to the “Future Changes to Basel III” discussion). OSFI’s relief provision permits phase-in of the impact of IFRS in the calculation of regulatory capital on a straight-line basis over five quarters from November 1, 2011 to January 31, 2013. The IFRS impact on Tier 1 capital was $1,937 million, of which approximately $387 million was included in the quarter ended January 31, 2013.
OSFI has also provided IFRS transitional provisions for the assets-to-capital multiple (ACM), which allows for the exclusion of assets securitized and sold through the Canada Mortgage and Housing Corporation (CMHC) sponsored programs prior to March 31, 2010 from the calculation of the ACM.
The Bank continues to maintain sufficient capital levels to ensure that flexibility is maintained to grow operations, both organically and through strategic acquisitions. The strong capital ratios are the result of the Bank’s internal capital generation, management of the balance sheet, and periodic issuance of capital securities.
For further details of Share Capital, see Note 15 to the Interim Consolidated Financial Statements. For further details of Regulatory Capital, see Note 22 to the Interim Consolidated Financial Statements.

FUTURE CHANGES TO BASEL III
In December 2012, OSFI released the final version of the Capital Adequacy Requirements (CAR) Guideline, which came into effect in January 2013. The guideline reflects the changes to capital requirements that have been approved by the BCBS reforms commonly referred to as Basel III. These changes, in conjunction with global liquidity standards are intended to strengthen the resiliency in the banking sector and financial system.
The final CAR Guideline postpones the CVA capital add-on charge until January 1, 2014. OSFI recognizes there will be delays in the implementation of Basel III standards in the U.S. and European Union (E.U.) countries. The bilateral over-the-counter (OTC) derivative market is a global market and given the significant impact of the CVA capital add-on charge, OSFI believes a coordinated start with the two most significant jurisdictions in the global derivatives market is warranted. Our CET1 ratio would have been 8.5% as at January 31, 2013, if the CVA capital add-on charge was applied.
 In October 2012, the BCBS issued the final rules text on domestic systemically important banks (D-SIBs). The D-SIB framework takes a complementary perspective to the globally systemically important bank rules by focusing on the impact that distressed or failed banks will have on the domestic economy. The document sets out a framework of principles for the assessment methodology and the higher loss absorbency requirements. The D-SIB document is principle-based, as such, OSFI has discretion (consistent with the BCBS document) to establish the D-SIB assessment methodology and calibrate the level of loss absorbency requirements. OSFI is expected to undertake a D-SIB assessment for Canadian banks on a regular basis and may require a bank to hold higher minimum capital than prescribed in the Basel III rules.

TD BANK GROUP • FIRST QUARTER 2013 • REPORT TO SHAREHOLDERS	Page 30

MANAGING RISK

EXECUTIVE SUMMARY
Growing profitability in financial services involves selectively taking and managing risks within TD’s risk appetite. At the Bank, our goal is to earn a stable and sustainable rate of return for every dollar of risk we take, while putting significant emphasis on investing in our businesses to ensure we can meet our future growth objectives.
Our businesses and operations are exposed to a broad number of risks that have been identified and defined in our Enterprise Risk Framework. The Bank’s tolerance to those risks is defined in our Enterprise Risk Appetite which has been developed within a comprehensive framework that takes into consideration current conditions in which the Bank operates, and the impact that emerging risks will have on TD’s strategy and risk profile. Our risk appetite states that we take risks required to build our business, but only if those risks: 1) fit our business strategy, and can be understood and managed; 2) do not expose the enterprise to any significant single loss events; we don’t ‘bet the bank’ on any single acquisition, business, or product; and 3) do not risk harming the TD brand. Each business is responsible for setting and aligning their individual risk appetites with that of the enterprise based on a thorough examination of the specific risks to which they are exposed. We monitor and report on individual business and enterprise level risks that could have a significant impact on the Bank.
Our risk governance structure and risk management approach have not substantially changed from that described in our 2012 Annual Report. Certain risks have been outlined below. Additional information on risk factors can be found in our 2012 Annual Report under the heading “Risk Factors and Management”. For a complete discussion of our risk governance structure and our risk management approach, see the “Managing Risk” section in the 2012 Annual Report.
The shaded sections of this MD&A represent a discussion relating to market and liquidity risks and form an integral part of the unaudited Interim Consolidated Financial Statements for the period ended January 31, 2013.

CREDIT RISK
Gross credit risk exposure, also referred to as exposure at default (EAD), is the total amount we are exposed to at the time of default of a loan and is measured before counterparty-specific provisions or write-offs. Gross credit risk exposure does not reflect the effects of credit risk mitigation and includes both on- and off-balance sheet exposures. On-balance sheet exposures consist primarily of outstanding loans, acceptances, non-trading securities, derivatives, and repo-style transactions. Off-balance sheet exposures consist primarily of undrawn commitments, guarantees, derivatives and repo-style transactions.

Gross credit risk exposure for the two approaches we use to measure credit risk is given in the following table:

TABLE 27: GROSS CREDIT RISK EXPOSURES – STANDARDIZED AND AIRB APPROACHES[1]
(millions of Canadian dollars)				As at
		January 31, 2013		October 31, 2012

	Standardized	AIRB	Total	Standardized	AIRB	Total
Retail
Residential secured	$23,224	$234,389	$257,613	$22,463	$234,240	$256,703
Qualifying revolving retail	–	42,894	42,894	–	43,173	43,173
Other retail	31,368	33,614	64,982	32,921	30,707	63,628
	54,592	310,897	365,489	55,384	308,120	363,504
Non-retail[2]
Corporate	61,808	143,630	205,438	61,052	135,856	196,908
Sovereign	24,093	75,031	99,124	20,470	78,459	98,929
Bank	17,409	97,268	114,677	16,461	127,268	143,729
	103,310	315,929	419,239	97,983	341,583	439,566
Gross credit risk exposures	$157,902	$626,826	$784,728	$153,367	$649,703	$803,070
1	Gross credit risk exposures represent EAD and are before the effects of credit risk mitigation. This table excludes securitization, equity and other credit risk-weighted assets.
2
Effective Q1 2013, non-retail exposures do not include OSFI “deemed” Qualifying Central Counterparty (QCCP) exposures as these are instead included with “other credit risk-weighted assets”, in accordance with the Basel III regulatory framework. Prior to Q1 2013, non-retail exposures included QCCP exposures, in accordance with the Basel II regulatory framework.

TD BANK GROUP • FIRST QUARTER 2013 • REPORT TO SHAREHOLDERS	Page 31

MARKET RISK
Market risk capital calculated using internal models now comprises three components: A) Value-at-Risk (VaR); B) Stressed VaR; and C) Incremental Risk Charge (IRC). In addition, the Bank calculates market risk capital using the standardized approach for a limited number of portfolios.

Calculating VaR
The Bank computes total VaR on a daily basis by combining the General Market Risk (GMR) and Idiosyncratic Debt Specific Risk (IDSR) associated with the Bank’s trading positions.
GMR is determined by creating a distribution of potential changes in the market value of the current portfolio using historical simulation. The Bank values the current portfolio using the market price and rate changes (for equity, interest rate, foreign exchange, credit, and commodity products) of the most recent 259 trading days. GMR is computed as the threshold level that portfolio losses are not expected to exceed more than one out of every 100 trading days.
IDSR measures idiosyncratic (single-name) credit spread risk for credit exposures in the trading portfolio, using a Monte Carlo simulation. The IDSR model is based on the historical behaviour of 5-year idiosyncratic credit spreads. Similar to GMR, IDSR is computed as the threshold level that portfolio losses are not expected to exceed more than one out of every 100 trading days.
The graph below discloses daily one-day VaR usage and trading-related revenue (TEB) within Wholesale Banking. Trading-related revenue is the total of trading revenue reported in other income and the net interest income on trading positions reported in net interest income, and is reported on a TEB. For the quarter ended January 31, 2013, there were 6 days of trading losses and trading-related income was positive for 91% of the trading days. Losses in the quarter did not exceed VaR on any trading day.

Calculating Stressed VaR
In addition to VaR, the Bank also calculates Stressed VaR, which includes Stressed GMR and Stressed IDSR. Stressed VaR is designed to measure the adverse impact that potential changes in market rates and prices could have on the value of a portfolio over a specified period of stressed market conditions. Stressed VaR is determined using similar techniques and assumptions in GMR and IDSR VaR. However, instead of using the most recent 259 trading days (one year), the Bank uses a selected year of stressed market conditions. In the current period, Stressed VaR was calculated using the one-year period that began on November 1, 2008. The appropriate historical one-year period to use for Stressed VaR is revisited on a quarterly basis.

Calculating the Incremental Risk Charge
The IRC is applied to all instruments in the trading book subject to migration and default risk. Migration risk represents the risk of changes in the credit ratings of the Bank’s exposures. The Bank applies a Monte Carlo simulation with a one-year horizon and a 99.9% confidence level to determine IRC, which is consistent with regulatory requirements. IRC is based on a “constant level of risk” assumption, which requires banks to assign a liquidity horizon to positions that are subject to IRC. The Bank considers the issuer’s domicile and credit rating, as well as industry and single-name concentration effects, when assigning liquidity horizons.

TD BANK GROUP • FIRST QUARTER 2013 • REPORT TO SHAREHOLDERS	Page 32

The following table presents the end of quarter, average, high, and low usage of TD’s portfolio metrics.
TABLE 28: PORTFOLIO MARKET RISK MEASURES
(millions of Canadian dollars)	For the three months ended
	January 31						October 31	January 31
					2013		2012	2012
	As at	Average	High		Low		Average	Average
Interest rate risk	$15.7	$12.0	$16.9		$7.7		$8.1	$8.0
Credit spread risk	3.6	3.8	4.9		2.4		3.2	11.6
Equity risk	4.7	4.3	6.2		2.7		3.1	3.9
Foreign exchange risk	0.3	1.4	4.8		0.3		1.1	2.8
Commodity risk	1.0	1.2	2.3		0.9		1.3	1.0
Idiosyncratic debt specific risk	18.4	18.3	23.6		13.5		18.7	24.2
Diversification effect[1]	(21.2)	(19.9)	n/m	[2]	n/m	[2]	(15.4)	(23.5)
Value-at-Risk (one-day)	$22.5	$21.1	$26.9		$14.9		$20.1	$28.0
Stressed Value-at-Risk (one-day)	$36.1	$33.4	$42.9		$22.4		$31.3	$65.6
Incremental Risk Capital Charge (one-year)	$316.8	$264.9	$346.1		$213.9		$248.1	$324.8
1	The aggregate VaR is less than the sum of the VaR of the different risk types due to risk offsets resulting from portfolio diversification.
2	Not meaningful. It is not meaningful to compute a diversification effect because the high and low may occur on different days for different risk types.

Average VaR increased by $1.0 million compared with the prior quarter due to an increase in interest rate risk. Average IRC and Stressed VaR increased by $16.8 million and $2.1 million respectively compared with the prior quarter due to higher traded credit risk exposures. Average VaR, IRC and Stressed VaR decreased compared with the first quarter of last year driven by a decrease in traded credit risk.

Validation of VaR Model
TD uses a back-testing process to compare the actual and theoretical profit and losses to VaR to ensure that they are consistent with the statistical results of the VaR model. The theoretical profit or loss is generated using the daily price movements on the assumption that there is no change in the composition of the portfolio. Validation of the IRC model must follow a different approach since the one-year horizon and 99.9% confidence level preclude standard back-testing techniques. Instead, key parameters of the IRC model such as transition and correlation matrices are subject to independent validation by benchmarking against external study results or via analysis using internal or external data.

Interest Rate Risk
The following graph shows our interest rate risk exposure (as measured by Economic Value at Risk (EVaR)) on all non-trading assets, liabilities, and derivative instruments used for interest rate risk management.

TD BANK GROUP • FIRST QUARTER 2013 • REPORT TO SHAREHOLDERS	Page 33

The Bank uses derivative financial instruments, wholesale instruments and other capital market alternatives and, less frequently, product pricing strategies to manage interest rate risk. As at January 31, 2013, an immediate and sustained 100 basis point increase in interest rates would have decreased the economic value of shareholders’ equity by $106.7 million after tax (October 31, 2012 – $161.8 million after tax). An immediate and sustained 100 bps decrease in interest rates would have reduced the economic value of shareholders’ equity by $75.3 million after tax (October 31, 2012 – $80.5 million after tax).

The following table shows the sensitivity of the economic value of shareholders’ equity after tax by currency for those currencies where TD has a material exposure.

TABLE 29: SENSITIVITY OF AFTER-TAX ECONOMIC VALUE AT RISK BY CURRENCY
(millions of Canadian dollars)					As at
	January 31, 2013		October 31, 2012		January 31, 2012
	100 bps	100 bps	100 bps	100 bps	100 bps	100 bps
	increase	decrease	increase	decrease	increase	decrease
Canadian dollar	$(18.4)	$(59.9)	$(14.5)	$(70.1)	$(2.1)	$(80.1)
U.S. dollar[1]	(88.3)	(15.4)	(147.3)	(10.4)	(90.4)	(113.4)
	$(106.7)	$(75.3)	$(161.8)	$(80.5)	$(92.5)	$(193.5)
1
As at January 31, 2013 and October 31, 2012, the EVaR sensitivity has been measured using a 25 bps rate decline for U.S. interest rates, corresponding to an interest rate environment that is floored at zero percent.

LIQUIDITY RISK
Liquidity risk is the risk that TD will become insolvent due to its inability to meet a demand for cash, or fund its obligations, as they come due. Demand for cash can arise from deposit withdrawals, debt maturities, utilization of commitments to provide credit or liquidity support and/or the need to pledge additional collateral.
As a financial organization, we must ensure that we have continued access to sufficient and appropriate funding to cover our financial obligations as they come due, and to sustain and grow our businesses under normal and stress conditions. In the event of a funding disruption, we need to be able to continue operating without being required to sell non-marketable assets and/or significantly alter our business strategy. The process that ensures adequate access to funding, availability of liquid assets and/or collateral under both normal and stress conditions is known as liquidity risk management.

What is our Liquidity Risk Appetite
Liquidity risk has the potential to place TD in a highly vulnerable position because, in the event that we cannot (or are perceived by markets as not being able to) meet our funding commitments and/or requirements, we would cease to operate as a going concern. Accordingly, TD maintains a sound and prudent approach to managing our potential exposure to liquidity risk including targeting a stringent 90-day survival horizon under severe operating conditions caused by a combined bank-specific and market-wide stress scenario, and a 365-day survival horizon under a prolonged bank-specific stress scenario that impacts our ability to access unsecured wholesale funding markets. These targeted survival horizons and related liquidity and funding management strategies comprise an integrated liquidity risk management program designed to ensure that we maintain a low exposure to adverse changes in liquidity levels due to identified causes of liquidity risk.

Who is responsible for Liquidity Risk Management
The Asset/Liability and Capital Committee (ALCO) oversees our liquidity risk management program. It ensures there is an effective management structure in place to properly measure and manage liquidity risk. In addition, the Global Liquidity Forum (GLF), comprised of senior management from Treasury and Balance Sheet Management (TBSM), Risk Management, Finance, and Wholesale Banking, identifies and monitors our liquidity risks. When necessary, the GLF recommends actions to the ALCO to maintain our liquidity positions within limits under normal and stress conditions.
The following treasury areas are responsible for measuring, monitoring and managing liquidity risks for major business segments:

•
TBSM is responsible for maintaining TD’s overall liquidity risk management framework and associated policy limits, standards and processes. TBSM is also responsible for consolidating and reporting TD’s overall liquidity position and for managing the combined Canadian Personal and Commercial (P&C) Banking (including domestic Wealth businesses); and Corporate segment liquidity positions.

•
Wholesale Banking Treasury, within Risk Management, working closely with Wholesale Banking is responsible for managing the liquidity risks inherent in each of the Wholesale Banking portfolios and its regulated consolidated subsidiaries.

•
U.S. TBSM is responsible for managing the liquidity position for U.S. P&C Banking operations. TBSM works closely with the segment to ensure consistency with the global liquidity risk management framework.

•
Each treasury area must comply with the detailed limits and requirements contained in the Global Liquidity and Asset Pledging (GLAP) Policy. The GLAP Policy is reviewed and approved annually by the ALCO. This policy is managed in accordance with the Liquidity Risk Management Framework and Board Liquidity Policy which collectively outline the Bank’s liquidity risk appetite statement, liquidity risk management related principles, processes and associated enterprise level limits. The Liquidity Risk Management Framework and Board Liquidity Policy are reviewed and approved annually by the Risk Committee.

•
Management responsible for liquidity in our U.S. P&C Banking and each of our regulated foreign branches and/or subsidiaries is also required to implement the policies and related liquidity risk management programs that are necessary in order to address local business conditions and/or regulatory requirements. All policies are subject to review by the GLF and approval by both the ALCO and the local supervisory body.

•
Treasury areas frequently monitor and report liquidity adequacy in accordance with Risk Committee approved limits. In addition, the ALCO imposes, at its discretion, more stringent or additional management limits to further control liquidity risk management or asset pledging activities. All breaches of policy limits must be reported within 24 hours of identification in accordance with policy requirements. The status of remediation plans to address policy breaches are reported to the GLF and the ALCO on a regular basis and, if applicable, to the Risk Committee at its next scheduled meetings, until resolved.

TD BANK GROUP • FIRST QUARTER 2013 • REPORT TO SHAREHOLDERS	Page 34

How We Manage Liquidity Risk
Our overall liquidity requirement is defined as the amount of liquidity we need to fund expected future cash flow requirements, as well as a prudent reserve of liquid assets to fund potential cash outflows in the event of a capital markets disruption or other event that could affect our access to funding. We do not rely on short-term wholesale funding for purposes other than funding marketable securities or short-term assets.
To define the amount of liquidity that must be held at all times for a specified minimum 90-day period, we use a conservative “Severe Combined Stress” scenario that models potential liquidity requirements and asset marketability during a crisis that has been triggered in the markets specifically with respect to a lack of confidence in our ability to meet obligations as they come due. We assume complete loss of access to all forms of external funding during the 90-day survival period.
    In addition to this Bank-specific event, the “Severe Combined Stress” scenario also incorporates the impact of a stressed market-wide liquidity event that results in a significant reduction in access to both short- and long-term funding for all institutions, a significant increase in our cost of funds and a significant decrease in the marketability of assets. We also calculate “required liquidity” for this scenario related to the following conditions:

•	100% of all maturities from unsecured wholesale debt and debt issued in various securitization channels coming due;
•	Accelerated attrition or “run-off” of personal and commercial deposit balances;
•	Increased utilization or “draw down” of available committed lines of credit to personal, commercial and corporate lending customers;
•	Increased collateral requirements associated with downgrades in TD’s senior long-term debt credit rating and adverse movement in reference rates for all derivative contracts;
•	Coverage of maturities related to Bank-sponsored funding programs, such as the bankers’ acceptances we issue on behalf of clients and Bank-sponsored short-term revolving ABCP channels; and
•	Current forecasted operational requirements after adjusting for forecast stable deposit growth and earnings during the period.

Limits approved by the Risk Committee and included in the Board Liquidity Policy stipulate that we must maintain at all times sufficient “available liquidity” to cover “required liquidity” associated with the “Severe Combined Stress” scenario. The liquid assets we include as “available liquidity” must be currently marketable, of sufficient credit quality and available-for-sale and/or pledging to be considered readily convertible into cash over the specified minimum 90-day survival horizon. Liquid assets that we consider when determining the Bank’s “available liquidity” are summarized in the following table:

TABLE 30: SUMMARY OF LIQUID ASSETS BY TYPE AND CURRENCY[1,2]
(billions of Canadian dollars)	As at				Average for the three months ended
	January 31		October 31		January 31		October 31
	2013		2012		2013		2012
Canadian government obligations including CMHC
mortgage-backed securities	$68.9	23.1%	$67.2	23.3%	$64.5	21.6%	$67.5	23.9%
Provincial government obligations	6.2	2.1	5.9	2.0	6.2	2.1	6.0	2.1
High quality corporate issuer obligations	5.5	1.8	4.8	1.7	5.3	1.8	5.0	1.8
Other securities and/or loans	25.6	8.6	24.6	8.5	25.0	8.3	23.6	8.3
Total Canadian dollar-denominated	$106.2	35.6%	$102.5	35.5%	$101.0	33.8%	$102.1	36.1%
Overnight cash deposits	23.1	7.8	12.5	4.3	18.4	6.2	12.4	4.4
U.S. government obligations	30.5	10.2	29.0	10.0	33.3	11.2	26.0	9.2
U.S. federal agency obligations, including U.S. federal agency
mortgage-backed obligations	30.4	10.2	33.1	11.5	31.6	10.6	31.3	11.1
Other sovereign obligations	42.1	14.1	48.8	16.9	48.9	16.4	46.8	16.6
High quality corporate issuer obligations	32.0	10.8	33.1	11.5	32.9	11.0	34.1	12.1
Other securities and/or loans	33.5	11.3	29.8	10.3	32.1	10.8	30.0	10.5
Total non-Canadian dollar-denominated	$191.6	64.4%	$186.3	64.5%	$197.2	66.2%	$180.6	63.9%
Total liquid assets	$297.8	100.0%	$288.8	100.0%	$298.2	100.0%	$282.7	100.0%
Encumbered assets	$92.5		$85.5		$94.3		$82.5
Liquid assets net of encumbered assets	$205.3		$203.3		$203.9		$200.2
1	Comparative amounts have been changed to conform with the presentation of liquid assets adopted in the current quarter.
2	Liquid assets include gross reverse-repurchase agreement values which upon netting with gross repurchase agreement values within encumbered assets reflect true unencumbered liquid assets.

Average liquid assets for the three months ended January 31, 2013 increased by 5% compared to the average three months ended October 31, 2012 to meet underlying liquidity risk management requirements. Average encumbered assets (i.e., liquid assets not available to the business segment without delay due to secured funding, asset pledging and/or collateral requirements) for the three months ended January 31, 2013 increased by 14% compared to the average three months ended October 31, 2012 as a result of increased collateral requirements related to payments for clearing and securitization funding activities.

Liquid assets are held in The Toronto-Dominion Bank legal entity, various domestic consolidated subsidiaries and major U.S. and foreign based branches and other subsidiaries as summarized in the table below:

TABLE 31: SUMMARY OF LIQUID ASSETS BY BANK, SUBSIDIARIES, AND BRANCHES[1]
(billions of Canadian dollars)	As at		Average for the three months ended
	January 31	October 31	January 31	October 31
	2013	2012	2013	2012
The Toronto-Dominion Bank (Parent)	$106.5	$99.1	$100.8	$99.0
Major bank subsidiaries	142.2	141.9	145.8	138.9
Bank foreign branches	47.6	46.2	50.0	43.2
Other subsidiaries	1.5	1.6	1.6	1.6
Total	$297.8	$288.8	$298.2	$282.7
1	Comparative amounts have been changed to conform with the presentation of liquid assets adopted in the current quarter.

TD BANK GROUP • FIRST QUARTER 2013 • REPORT TO SHAREHOLDERS	Page 35

Remaining unencumbered liquid assets are represented in a cumulative liquidity gap framework with adjustments made for estimated market or trading depth for each asset class, settlement timing and/or other identified impediments to potential sale or pledging. In addition, the fair market value of securities will fluctuate based on changes in prevailing interest rates, credit spreads and/or market demand. Where appropriate, we apply a downward adjustment to current market value reflective of expected market conditions and investor requirements during the “Severe Combined Stress” scenario. Overall, we expect the reduction in current market value to be relatively low given the underlying high credit quality and demonstrated liquidity of our liquid asset portfolio. “Available liquidity” also includes our estimated borrowing capacity through the Federal Home Loan Bank (FHLB) System in the U.S. under the “Severe Combined Stress” scenario.
TD also has access to the Bank of Canada’s emergency lending assistance program in Canada, Federal Reserve Bank discount window in the U.S. and European Central Bank standby liquidity facilities as a result of collateral pledged by TD to these central banks. Refer to Note 21 to the Bank’s Interim Consolidated Financial Statements for further information on Pledged Assets and Collateral. TD does not consider borrowing capacity at central banks as a source of available liquidity when assessing “available liquidity”.
We estimate that the average monthly total “available liquidity” for up to 90-days from all unencumbered liquid assets and other liquidity sources for the three months ended January 31, 2013 as measured under the “Severe Combined Stress” scenario was $50.5 billion in Canadian-dollar denominated assets (three months ended October 31, 2012 – $51.7 billion); and $101.1 billion in non-Canadian dollar denominated assets (three months ended October 31, 2012 – $96.5 billion).
Our surplus liquid-asset position for each major business segment is calculated by deducting “required liquidity” from “available liquidity” for each specified time bucket. We do not consolidate the surplus liquid-asset positions of the U.S. P&C Banking segment with the positions of other segments due to restrictions on the investment of funds generated from deposit taking activities by member financial institutions of the Federal Reserve System in the U.S. Also, available cash held in certain Wealth and Insurance subsidiaries are not included in the liquid asset position calculation for the Canadian P&C Banking segment due to regulatory restrictions involving the investment of such funds with The Toronto-Dominion Bank. For the three months ended January 31, 2013, our average monthly aggregate surplus liquid-asset position for up to 90-days, as measured under the “Severe Combined Stress” scenario was as follows:

•	$8.0 billion (three months ended October 31, 2012 – $12.6 billion) for the combined Canadian P&C Banking (including domestic Wealth businesses), Corporate segment and Wholesale Banking operations.
•	$2.6 billion (three months ended October 31, 2012 – $9.6 billion) for U.S. P&C Banking operations.

Limits included in the Board Liquidity Policy also stipulate that we use an extended liquidity coverage test to measure our ability to fund our operations on a fully secured basis for a period of one year. For the purposes of calculating the results of the 365-day bank specific stress scenario, we estimate the marketability and pledging potential of available assets not considered liquid within 90 days under the “Severe Combined Stress” scenario, and then deduct an estimate for potential wholesale liability and deposit run-off and additional utilization of committed lines of credit over a 91 to 365 day period. For the three months ended January 31, 2013, the average monthly estimate of liquid assets less requirements, as determined in the extended liquidity coverage test was as follows:

•	$3.2 billion (three months ended October 31, 2012 – $2.5 billion) for the combined Canadian P&C Banking (including domestic Wealth businesses), Corporate segment and Wholesale Banking operations.
•	$10.9 billion (three months ended October 31, 2012 – $12.9 billion) for U.S. P&C Banking operations.

While each of our dedicated treasury areas has responsibility for the measurement and management of liquidity risks in their respective business segments, TBSM is responsible for managing liquidity on an enterprise-wide basis in order to maintain consistent and efficient management of liquidity risk across all of our operations. TD maintains foreign branches in key global centres such as New York, London and Singapore to support Wholesale Banking activities. The Parent company routinely provides a guarantee of liquidity support to all of its foreign branches and consolidated subsidiaries.
The ongoing measurement of business segment liquidity in accordance with stress scenario related limits ensures there will be sufficient sources of cash in the event of a liquidity event. Additional stress scenarios related to various idiosyncratic and systemic events caused by identified economic, financial and or operational risk conditions are also used to evaluate the potential range of “required liquidity” levels that the Bank could encounter. We have liquidity contingency funding plans (CFP) in place for each major business segment and local jurisdiction. Each CFP provides direction on how management can best utilize available sources of funding under each identified liquidity stress event in the most efficient and effective manner possible, with the objective of returning resultant liquidity positions to target levels. Accordingly, CFP documentation is an integral component of the Bank’s overall liquidity risk management program.
Credit ratings are important to our borrowing costs and ability to raise funds. Rating downgrades could potentially result in higher financing costs and reduce access to capital markets. A lowering of credit ratings may also affect our ability to enter into normal course derivative or hedging transactions and impact the costs associated with such transactions. Credit ratings and outlooks provided by rating agencies reflect their views and are subject to change from time to time, based on a number of factors including our financial strength, competitive position and liquidity as well as factors not entirely within our control, including the methodologies used by rating agencies and conditions affecting the overall financial services industry.

TABLE 32: CREDIT RATINGS[1]
As at
January 31, 2013
	Short-term	Senior long-term
Rating agency	debt rating	debt rating	Outlook
Moody's	P-1	Aa1	Stable
S&P	A-1+	AA-	Stable
Fitch	F1+	AA-	Stable
DBRS	R-1 (high)	AA	Stable
1
The above ratings are for The Toronto-Dominion Bank legal entity. A more extensive listing, including subsidiaries’ ratings, is available on the Bank’s website at http://www.td.com/investor/credit.jsp. Credit ratings are not recommendations to purchase, sell, or hold a financial obligation inasmuch as they do not comment on market price or suitability for a particular investor. Ratings are subject to revision or withdrawal at any time by the rating organization.

TD BANK GROUP • FIRST QUARTER 2013 • REPORT TO SHAREHOLDERS	Page 36

We regularly review the level of increased collateral our trading counterparties would require in the event of a downgrade of TD’s credit rating. We routinely hold liquid assets to ensure we are able to provide additional collateral required by trading counterparties in the event of a one-notch reduction in our senior long-term credit ratings. Severe downgrades could have an impact on “required liquidity” by potentially increasing our cost of borrowing and/or requiring the Bank to post additional collateral for the benefit of our trading counterparties. The table below presents the additional collateral payments that could have been called at the reporting date in the event of one, two and three-notch downgrades of our credit ratings.

TABLE 33: ADDITIONAL COLLATERAL REQUIREMENTS FOR RATING DOWNGRADES
(billions of Canadian dollars)	Average for the three months ended
	January 31	October 31
	2013	2012
One-notch downgrade	$0.7	$0.6
Two-notch downgrade	1.2	1.4
Three-notch downgrade	1.4	1.6

FUNDING
TD has access to a wide variety of short- and long-term unsecured and secured funding sources including securitization channels that it uses to meet operational requirements in normal operating conditions. TD’s funding activities are conducted in accordance with the GLAP Policy. This policy requires that, among other things, all assets be funded to the appropriate term (i.e., overall term to maturity for banking book assets or stressed market depths for trading assets).
    Our primary approach to managing funding activities is to maximize the use of branch sourced deposits. Table 34 illustrates the Bank’s large base of stable personal and commercial, domestic Wealth businesses and TD Ameritrade sweep deposits (collectively P&C deposits) that make up approximately 80% of total deposit funding. Approximately 62% of this amount is insured under various insurance deposit schemes, including the Canada Deposit Insurance Corporation and the Federal Deposit Insurance Corporation. The amount of stable long-term funding provided by demand or non-specific maturity P&C deposits is determined based on demonstrated balance permanence and estimated sudden “run-off” under the “Severe Combined Stress” scenario. The majority of remaining deposit funding is comprised of short-term unsecured wholesale funding with maturity terms ranging between overnight and 12 months, and long-term wholesale funding with maturities typically ranging between two to five years.

TABLE 34: SUMMARY OF DEPOSIT FUNDING BY SOURCE OR TYPE
(billions of Canadian dollars)		As at
	January 31	October 31
	2013	2012
P&C deposits	$426.8	$420.3
Short-term unsecured wholesale deposits including commercial paper	83.6	75.6
Long-term wholesale deposits including covered bonds and senior medium term notes	25.1	27.7
Other deposits	2.8	2.8
Total	$538.3	$526.4

We maintain an active external funding program to provide access to widely diversified funding sources, including asset securitization, covered bonds and unsecured wholesale debt. Our unsecured wholesale funding is diversified geographically, by currency and by distribution network. We maintain limits on the amounts of short-term wholesale deposits we can hold from any single depositor in order not to rely excessively on one or a small group of clients as a source of funding. When deposit levels exceed these limits, excess amounts must be invested in highly liquid assets and, as a result, are not used to fund the requirements of our Wholesale Banking operations. We also limit the short-term wholesale funding that can mature in a given time period. These funding limits are designed to address the potential operational complexity involved in selling assets and reduced asset liquidity in a systemic market event, and serve to limit our exposure to large liability maturities.
Responsibility for normal funding activities is as follows:

•	TBSM is responsible for meeting all TD long-term funding needs related to mortgage or loan asset growth, or corporate investment needs or subsidiary capital requirements.
•
Wholesale Bank Funding is responsible for meeting short-term funding and liquidity requirements identified by Wholesale Banking Treasury. Funding can be achieved via unsecured wholesale deposit funding including commercial paper or secured repurchase (“repo”) funding channels.

•	U.S. TBSM is responsible for managing required utilization of available borrowing capacity provided by the FHLB System.
•	The ALCO is required to approve any new external funding structures or material transactions in conjunction with its regular review of the TD long-term funding action plan.

TD BANK GROUP • FIRST QUARTER 2013 • REPORT TO SHAREHOLDERS	Page 37

We continue to explore all opportunities to access expanded or lower-cost funding on a sustainable basis relative to our projected term funding requirements. The following table represents the various sources of funding obtained as at and for the three months ended January 31, 2013 and October 31, 2012, respectively:

TABLE 35: LONG TERM FUNDING SOURCES AND ISSUANCE
(billions of Canadian dollars)	As at		Issuances for the three months ended
	January 31	October 31	January 31	October 31
	2013	2012	2013	2012
Assets securitized
Residential mortgages	$41.0	$42.0	$1.3	$1.3
Credit card receivable and consumer instalment loans	1.2	1.3	–	–
Covered bonds[1]	10.0	10.0	–	–
Senior unsecured medium term notes[1]	15.1	17.8	–	0.1
Total	$67.3	$71.1	$1.3	$1.4
1
These funding sources are considered long term funding sources and are classified as deposits on the Interim Consolidated Balance Sheet. Period end balances are included above in Table 34: Summary of Deposit Funding by Source or Type.

MATURITY ANALYSIS OF ASSETS, LIABILITIES AND OFF-BALANCE SHEET COMMITMENTS
Table 36 below summarizes on- and off-balance sheet categories by remaining contractual maturity. Off-balance sheet commitments include contractual obligations to make future payments on operating and capital lease commitments, certain purchase obligations and other liabilities. The values of credit instruments reported below represent the maximum amount of additional credit that the Bank could be obligated to extend should contracts be fully utilized. Since a significant portion of guarantees and commitments are expected to expire without being drawn upon, the total of the contractual amounts is not representative of future liquidity requirements. These contractual obligations have an impact on TD’s short-term and long-term liquidity and capital resource needs.
    The maturity analysis presented does not depict TD's asset/liability matching or exposure to interest rate risk. The maturity analysis also differs from how the Bank evaluates the exposure it may have to liquidity risk and its associated funding needs. TD ensures that assets are appropriately funded to protect against changes in the cost of carry and loss of liquidity (i.e., we do not fund long-term maturity assets with short-term maturity borrowings). TD utilizes stable P&C non-specific maturity deposits as the primary source of long-term funding for the Bank’s non-trading assets. TD also funds the stable balance of non-specific maturity revolving line of credit balances with long-term funding sources. We conduct long-term funding activities based on the projected net growth for non-trading assets after considering such items as new business volumes, renewals of both term loans and term deposits, and how customers exercise options to prepay. TD targets terms to maturity for new funding to match as closely as possible the resultant expected maturity profile of its balance sheet. We also raise shorter term unsecured wholesale deposits to fund trading assets based on our internal estimates of liquidity of these assets under stressed market conditions.

TD BANK GROUP • FIRST QUARTER 2013 • REPORT TO SHAREHOLDERS	Page 38

TABLE 36: REMAINING CONTRACTUAL MATURITY
(millions of Canadian dollars)				As at
				January 31, 2013
					No
	Within	Over 1 to	Over 2 to	Over	Specific
	1 year	2 years	5 years	5 years	Maturity	Total
Assets
Cash and due from banks	$3,136	$–	$–	$–	$–	$3,136
Interest-bearing deposits with banks	16,600	–	–	–	13,737	30,337
Trading loans, securities, and other	15,534	7,729	18,278	9,294	47,000	97,835
Derivatives	16,200	6,112	17,148	20,180	–	59,640
Financial assets designated at fair value through profit or loss	1,488	3,081	1,259	429	26	6,283
Available-for-sale securities	13,165	11,401	22,342	39,940	1,867	88,715
Securities purchased under reverse repurchase agreements	61,923	1,995	–	–	2,134	66,052
Loans
Residential mortgages	25,342	25,499	103,920	19,308	–	174,069
Consumer instalment and other personal	3,673	3,712	17,702	26,350	66,417	117,854
Credit card	–	–	–	–	15,442	15,442
Business and government	20,950	5,842	22,801	33,998	21,274	104,865
Debt securities classified as loans	418	877	529	3,112	–	4,936
Total loans	50,383	35,930	144,952	82,768	103,133	417,166
Allowance for loan losses	–	–	–	–	(2,686)	(2,686)
Loans, net of allowance for loan losses	50,383	35,930	144,952	82,768	100,447	414,480
Customers’ liability under acceptances	8,352	–	–	–	–	8,352
Investment in TD Ameritrade	–	–	–	–	5,248	5,248
Goodwill[1]	–	–	–	–	12,292	12,292
Other intangibles[1]	–	–	–	–	2,212	2,212
Land, buildings, equipment, and other depreciable assets[1]	–	–	–	–	4,353	4,353
Current income tax receivable	515	–	–	–	–	515
Deferred tax assets	–	–	–	–	972	972
Other assets	9,920	167	1,798	55	6,120	18,060
Total assets	$197,216	$66,415	$205,777	$152,666	$196,408	$818,482
Liabilities
Trading deposits	$43,567	$219	$619	$489	$–	$44,894
Derivatives	16,244	7,750	17,560	21,026	–	62,580
Securitization liabilities at fair value	9,105	9,039	5,497	1,481	–	25,122
Other financial liabilities designated at fair value through profit or loss	22	3	–	–	–	25
Deposits[2,3]
Personal	39,522	11,870	12,313	478	236,166	300,349
Banks	9,338	11	17	16	2,787	12,169
Business and government	50,172	5,751	11,662	89	113,263	180,937
Total deposits	99,032	17,632	23,992	583	352,216	493,455
Acceptances	8,352	–	–	–	–	8,352
Obligations related to securities sold short	9,510	2,840	6,815	5,891	9,153	34,209
Obligations related to securities sold under repurchase agreements	36,026	53	–	–	1,265	37,344
Securitization liabilities at amortized cost	4,269	6,281	14,738	–	–	25,288
Provisions	76	1	3	28	631	739
Current income tax payable	124	–	–	–	–	124
Deferred tax liabilities	–	–	–	–	326	326
Other liabilities	18,271	1,082	1,821	363	3,979	25,516
Subordinated notes and debentures	–	150	–	8,684	–	8,834
Liability for preferred shares	–	–	–	26	–	26
Liability for capital trust securities	–	–	–	1,868	–	1,868
Equity	–	–	–	–	–	49,780
Total liabilities and equity	$244,598	$45,050	$71,045	$40,439	$367,570	$818,482
Off-balance sheet commitments
Purchase obligations
Operating lease commitments	$740	$707	$1,762	$2,746	$–	$5,955
Network service agreements	26	20	–	–	–	46
Automated teller machines	125	130	109	–	–	364
Contact center technology	21	–	–	–	–	21
Software licensing and equipment maintenance	116	23	–	–	–	139
Credit and liquidity commitments
Financial and performance standby letters of credit	7,282	2,988	4,696	573	–	15,539
Documentary and commercial letters of credit	269	5	11	–	–	285
Commitments to extend credit[4,5]	33,138	8,165	35,656	1,465	1,694	80,118
Non-consolidated SPE commitments
Commitments to liquidity facilities for ABCP	1,716	612	–	–	–	2,328
Pension commitments
Unrecognized net loss from past experience, different from that
assumed, and effects of changes in assumptions	$–	$–	$–	$–	$1,184	$1,184
1	For the purposes of this table, non-financial assets have been recorded as having no specific maturity.
2	As the timing of demand deposits and notice deposits is non-specific and callable by the depositor, obligations have been included as having ‘no specific maturity’.
3	Includes $10 billion of covered bonds with remaining contractual maturities of $2 billion in ‘over 1 to 2 years’ and $8 billion in ‘over 2 to 5 years’.
4	Includes $217 million in commitments to extend credit to private equity investments.
5	Commitments to extend credit exclude personal lines of credit and credit card lines, which are unconditionally cancellable at the Bank’s discretion at any time.

TD BANK GROUP • FIRST QUARTER 2013 • REPORT TO SHAREHOLDERS	Page 39

TABLE 36: REMAINING CONTRACTUAL MATURITY (continued)
(millions of Canadian dollars)				As at
				October 31, 2012
					No
	Within	Over 1 to	Over 2 to	Over	Specific
	1 year	2 years	5 years	5 years	Maturity	Total
Assets
Cash and due from banks	$3,436	$–	$–	$–	$–	$3,436
Interest-bearing deposits with banks	14,575	–	–	9	7,108	21,692
Trading loans, securities, and other	18,139	8,114	16,049	8,239	43,990	94,531
Derivatives	12,428	5,438	18,280	24,773	–	60,919
Financial assets designated at fair value through profit or loss	1,363	1,945	2,329	485	51	6,173
Available-for-sale securities	18,749	12,376	23,534	42,020	1,897	98,576
Securities purchased under reverse repurchase agreements	64,806	1	1,998	–	2,393	69,198
Loans
Residential mortgages	25,693	24,487	98,727	23,265	–	172,172
Consumer instalment and other personal	6,435	3,127	14,911	26,483	66,971	117,927
Credit card	–	–	–	–	15,358	15,358
Business and government	21,312	6,454	21,312	32,806	19,157	101,041
Debt securities classified as loans	522	1,087	517	2,868	–	4,994
Total loans	53,962	35,155	135,467	85,422	101,486	411,492
Allowance for loan losses	–	–	–	–	(2,644)	(2,644)
Loans, net of allowance for loan losses	53,962	35,155	135,467	85,422	98,842	408,848
Customers’ liability under acceptances	7,223	–	–	–	–	7,223
Investment in TD Ameritrade	–	–	–	–	5,344	5,344
Goodwill[1]	–	–	–	–	12,311	12,311
Other intangibles[1]	–	–	–	–	2,217	2,217
Land, buildings, equipment, and other depreciable assets[1]	–	–	–	–	4,402	4,402
Current income tax receivable	439	–	–	–	–	439
Deferred tax assets	–	–	–	–	883	883
Other assets	8,068	251	430	137	6,028	14,914
Total assets	$203,188	$63,280	$198,087	$161,085	$185,466	$811,106
Liabilities
Trading deposits	$37,417	$226	$610	$521	$–	$38,774
Derivatives	14,165	6,617	19,071	25,144	–	64,997
Securitization liabilities at fair value	6,161	12,997	4,641	1,525	–	25,324
Other financial liabilities designated at fair value through profit or loss	15	2	–	–	–	17
Deposits[2,3]
Personal	40,453	14,512	12,189	148	224,457	291,759
Banks	10,846	15	21	16	4,059	14,957
Business and government	45,572	5,831	16,396	3	113,236	181,038
Total deposits	96,871	20,358	28,606	167	341,752	487,754
Acceptances	7,223	–	–	–	–	7,223
Obligations related to securities sold short	8,137	2,928	7,874	6,255	8,241	33,435
Obligations related to securities sold under repurchase agreements	37,626	48	–	–	1,142	38,816
Securitization liabilities at amortized cost	5,639	3,576	14,239	2,736	–	26,190
Provisions	50	26	3	27	550	656
Current income tax payable	167	–	–	–	–	167
Deferred tax liabilities	–	–	–	–	327	327
Other liabilities	16,722	1,482	1,744	680	4,230	24,858
Subordinated notes and debentures	–	150	–	11,168	–	11,318
Liability for preferred shares	–	–	–	26	–	26
Liability for capital trust securities	–	–	–	1,874	350	2,224
Equity	–	–	–	–	–	49,000
Total liabilities and equity	$230,193	$48,410	$76,788	$50,123	$356,592	$811,106
Off-balance sheet commitments
Purchase obligations
Operating lease commitments	$687	$681	$1,703	$2,665	$–	$5,736
Network service agreements	26	26	–	–	–	52
Automated teller machines	125	147	123	–	–	395
Contact center technology	28	–	–	–	–	28
Software licensing and equipment maintenance	121	94	–	–	–	215
Credit and liquidity commitments
Financial and performance standby letters of credit	6,892	2,575	5,240	1,095	–	15,802
Documentary and commercial letters of credit	262	3	14	–	–	279
Commitments to extend credit[4,5]	36,608	7,757	33,229	2,722	1,544	81,860
Non-consolidated SPE commitments
Commitments to liquidity facilities for ABCP	1,633	612	–	–	–	2,245
Pension commitments
Unrecognized net loss from past experience, different from that
assumed, and effects of changes in assumptions	$–	$–	$–	$–	$1,197	$1,197
1	For the purposes of this table, non-financial assets have been recorded as having no specific maturity.
2	As the timing of demand deposits and notice deposits is non-specific and callable by the depositor, obligations have been included as having ‘no specific maturity’.
3	Includes $10 billion of covered bonds with remaining contractual maturities of $2 billion in ‘over 1 to 2 years’ and $8 billion in ‘over 2 to 5 years’.
4	Includes $247 million in commitments to extend credit to private equity investments.
5	Commitments to extend credit exclude personal lines of credit and credit card lines, which are unconditionally cancellable at the Bank’s discretion at any time.

TD BANK GROUP • FIRST QUARTER 2013 • REPORT TO SHAREHOLDERS	Page 40

SECURITIZATION AND OFF-BALANCE SHEET ARRANGEMENTS

The Bank carries out certain business activities via arrangements with special purpose entities (SPEs). We use SPEs to raise capital, obtain sources of liquidity by securitizing certain of the Bank’s financial assets, to assist our clients in securitizing their financial assets, and to create investment products for our clients. SPEs may take the form of a corporation, trust, partnership or unincorporated entity. SPEs are consolidated by the Bank where the substance of the relationship between the Bank and the entity indicates control. Potential indicators of control include, amongst others, an assessment of the Bank’s exposure to the risks and rewards of the SPE. The potential consolidation of SPEs is assessed at inception of each entity, and the consolidation analysis is revisited at least quarterly if a change in circumstance would indicate that a reassessment is necessary. For example, this would occur if subsequent to the initial assessment the Bank appears to gain additional control or decision making power over the SPE, a reassessment is performed to determine whether the SPE is consolidated. Securitizations are an important part of the financial markets, providing liquidity by facilitating investor access to specific portfolios of assets and risks. In a typical securitization structure, the Bank sells assets to an SPE and the SPE funds the purchase of those assets by issuing securities to investors. SPEs are typically set up for a single, discrete purpose, are not operating entities and usually have no employees. The legal documents that govern the transaction describe how the cash earned on the assets held in the SPE must be allocated to the investors and other parties that have rights to these cash flows. The Bank is involved in SPEs through the securitization of Bank-originated assets, securitization of third party-originated assets, and other investment and financing products.

Securitization of Bank-Originated Assets
The Bank securitizes residential mortgages, personal loans, automobile loans, credit card loans, and business and government loans to enhance its liquidity position, to diversify sources of funding and to optimize the management of the balance sheet. Certain automobile loans acquired by the Bank as part of the acquisition of Chrysler Financial were originated in the U.S. and sold to U.S. securitization structures. All other products securitized by the Bank were originated in Canada and sold to Canadian securitization structures or Canadian non-SPE third parties. Details of securitization exposures through significant unconsolidated and consolidated SPEs, and non-SPE third parties are as follows:

TABLE 37: EXPOSURES SECURITIZED BY THE BANK AS ORIGINATOR[1]
(millions of Canadian dollars)				As at
			Significant
			consolidated
	Significant unconsolidated SPEs		SPEs	Non-SPE third-parties
		Carrying			Carrying
		value of			value of
	Securitized	retained	Securitized	Securitized	retained
	assets	interests	assets	assets	interests
				January 31, 2013
Residential mortgage loans	$21,508	$–	$	$22,797	$–
Consumer instalment and other personal loans[2,3]	–	–	5,365	–	–
Credit card loans	–	–	1,251	–	–
Business and government loans	71	–	–	2,461	57
Total exposure	$21,579	$–	$6,616	$25,258	$57

				October 31, 2012
Residential mortgage loans	$21,176	$–	$–	$23,446	$–
Consumer instalment and other personal loans[2,3]	–	–	5,461	–	–
Credit card loans	–	–	1,251	–	–
Business and government loans	79	–	–	2,388	53
Total exposure	$21,255	$–	$6,712	$25,834	$53
1	Includes all assets securitized by the Bank, irrespective of whether they are on- or off-balance sheet for accounting purposes, including those that did not qualify for derecognition.
2	Included in personal loans as at January 31, 2013 are $265 million of automobile loans acquired as part of the Bank’s acquisition of Chrysler Financial (October 31, 2012 – $361 million).
3	In securitization transactions that the Bank has undertaken for its own assets, it has acted as an originating bank and retained securitization exposure from a capital perspective.

Residential Mortgage Loans
The Bank securitizes residential mortgage loans through significant unconsolidated SPEs and Canadian non-SPE third-parties. Residential mortgage loans securitized by the Bank may give rise to full or partial derecognition of the financial assets depending on the individual arrangement of each transaction. In instances where the Bank either fully or partially derecognizes residential mortgage loans, the Bank may be exposed to the risks of transferred loans through retained interests. As at January 31, 2013, the Bank has not recognized any retained interests due to the securitization of residential mortgage loans on its Interim Consolidated Balance Sheet.

TD BANK GROUP • FIRST QUARTER 2013 • REPORT TO SHAREHOLDERS	Page 41

Consumer Instalment and Other Personal Loans
The Bank securitizes consumer instalment and other personal loans through consolidated SPEs. The Bank consolidates the SPEs as they serve as financing vehicles for the Bank’s assets, and the Bank is exposed to the majority of the residual risks of the SPEs. As at January 31, 2013, the SPEs issued $5.1 billion (October 31, 2012 – $5.1 billion) of commercial paper outstanding and $0.2 billion (October 31, 2012 – $0.3 billion) of notes outstanding. As at January 31, 2013, the Bank’s maximum potential exposure to loss for these conduits was $5.4 billion (October 31, 2012 – $5.5 billion) of which $1.1 billion (October 31, 2012 – $1.1 billion) of underlying consumer instalment and other personal loans was government insured.

Credit Card Loans
The Bank securitizes credit card loans through an SPE. On December 1, 2011, the Bank acquired substantially all of the credit card portfolio of MBNA Canada. As a result of the acquisition, the Bank has consolidated the SPE as it serves as a financing vehicle for the Bank’s assets, and the Bank is exposed to the majority of the residual risks of the SPE. As at January 31, 2013, the consolidated SPE had $1.3 billion (October 31, 2012 – $1.3 billion) of issued notes outstanding. As at January 31, 2013, the Bank’s maximum potential exposure to loss for this SPE was $1.3 billion (October 31, 2012 – $1.3 billion).

Business and Government Loans
Business and government loans securitized by the Bank may be derecognized from the Bank’s balance sheet depending on the individual arrangement of each transaction. In instances where the Bank fully derecognizes business and government loans, the Bank may be exposed to the risks of transferred loans through retained interests. There are no expected credit losses on the retained interests of the securitized business and government loans as the mortgages are all government insured.

Securitization of Third Party-Originated Assets
The Bank administers multi-seller conduits and provides liquidity facilities as well as securities distribution services; it may also provide credit enhancements. Third party-originated assets are securitized through Bank-sponsored SPEs, which are not consolidated by the Bank. The Bank’s maximum potential exposure to loss due to its ownership interest in commercial paper and through the provision of liquidity facilities for multi-seller conduits was $8.1 billion as at January 31, 2013 (October 31, 2012 – $7.5 billion). Further, as at January 31, 2013, the Bank has committed to provide an additional $2.3 billion (October 31, 2012 – $2.2 billion) in liquidity facilities that can be used to support future ABCP in the purchase of deal-specific assets. As at January 31, 2013, the Bank provided no deal-specific credit enhancements (October 31, 2012 – nil).
All third-party assets securitized by the Bank were originated in Canada and sold to Canadian securitization structures. Details of the Bank-administered multi-seller, ABCP conduits are as follows:

TABLE 38: EXPOSURE TO THIRD PARTY-ORIGINATED ASSETS SECURITIZED BY BANK-SPONSORED CONDUITS
(millions of Canadian dollars, except as noted)				As at
	January 31, 2013		October 31, 2012
	Exposure and	Expected	Exposure and	Expected
	ratings profile of	weighted-	ratings profile of	weighted-
	unconsolidated	average life	unconsolidated	average life
	SPEs AAA[1]	(years)[2]	SPEs AAA[1]	(years)[2]
Residential mortgage loans	$4,881	2.6	$4,613	2.8
Credit card loans	–	–	–	–
Automobile loans and leases	1,614	1.6	1,657	1.3
Equipment loans and leases	–	–	19	0.4
Trade receivables	1,600	1.9	1,221	1.7
Total exposure	$8,095	2.3	$7,510	2.3
1	The Bank’s total liquidity facility exposure only relates to ‘AAA’ rated assets.
2
Expected weighted-average life for each asset type is based upon each of the conduit’s remaining purchase commitment for revolving pools and the expected weighted-average life of the assets for amortizing pools.

As at January 31, 2013, the Bank held $1,299 million (October 31, 2012 – $128 million) of ABCP issued by Bank-sponsored multi-seller conduits within the trading loans, securities and other category on its Interim Consolidated Balance Sheet.

Exposure to Third Party-Sponsored Conduits
The Bank has exposure to U.S. third party-sponsored conduits arising from providing liquidity facilities of $499 million as at January 31, 2013 (October 31, 2012 – $500 million) of which nil (October 31, 2012 – nil) has been drawn. The assets within these conduits are comprised of individual notes backed by automotive loan receivables. As at January 31, 2013, these assets have maintained ratings from various credit rating agencies, ranging from AAA to AA.
The Bank’s exposure to Canadian third party-sponsored conduits in the form of margin funding facilities as at January 31, 2013 and October 31, 2012 was not significant.

Leveraged Finance Credit Commitments
Also included in ‘Commitments to extend credit’ in Note 30 to the 2012 Consolidated Financial Statements are leveraged finance commitments. Leveraged finance commitments are agreements that provide funding to a wholesale borrower with higher levels of debt, measured by the ratio of debt capital to equity capital of the borrower, relative to the industry in which it operates. The Bank’s exposure to leveraged finance commitments as at January 31, 2013 was not significant (October 31, 2012 – not significant).

TD BANK GROUP • FIRST QUARTER 2013 • REPORT TO SHAREHOLDERS	Page 42

QUARTERLY RESULTS

The following table provides summary information related to the Bank’s eight most recently completed quarters.

TABLE 39: QUARTERLY RESULTS
(millions of Canadian dollars, except as noted)					For the three months ended
	2013				2012			2011
	Jan. 31	Oct. 31	Jul. 31	Apr. 30	Jan. 31	Oct. 31	Jul. 31	Apr. 30
Net interest income	$3,846	$3,842	$3,817	$3,680	$3,687	$3,532	$3,514	$3,259
Non-interest income	2,125	2,047	2,024	2,070	1,955	2,131	1,870	1,897
Total revenue	5,971	5,889	5,841	5,750	5,642	5,663	5,384	5,156
Provision for credit losses	385	565	438	388	404	340	380	349
Non-interest expenses	3,495	3,606	3,471	3,372	3,549	3,488	3,206	3,163
Provision for (recovery of) income taxes	360	178	291	351	272	310	367	306
Equity in net income of an investment in associate,
net of income taxes	59	57	62	54	61	64	59	66
Net income – reported	1,790	1,597	1,703	1,693	1,478	1,589	1,490	1,404
Adjustments for items of note, net of income taxes[1]
Amortization of intangibles	56	60	59	59	60	95	94	99
Fair value of derivatives hedging the reclassified
available-for-sale securities portfolio	(24)	35	–	9	45	(37)	(9)	(7)
Integration charges and direct transaction costs
relating to U.S. Personal and Commercial
Banking acquisitions	–	–	–	–	9	(1)	39	20
Fair value of credit default swaps hedging the corporate
loan book net of provision for credit losses	–	–	(2)	1	1	(9)	(5)	(2)
Integration charges, direct transaction costs, and changes in fair value of contingent consideration relating to
the Chrysler Financial acquisition	–	3	6	3	5	19	26	10
Integration charges and direct transaction costs relating to the acquisition of the credit card portfolio of
MBNA Canada	24	25	25	30	24	–	–	–
Litigation reserve	70	–	77	–	171	–	–	–
Reduction to allowance for incurred but not identified credit
losses	–	–	(30)	(59)	(31)	–	–	–
Positive impact due to changes in statutory income tax rates	–	–	(18)	–	–	–	–	–
Impact of Superstorm Sandy	–	37	–	–	–	–	–	–
Total adjustments for items of note	126	160	117	43	284	67	145	120
Net income – adjusted	1,916	1,757	1,820	1,736	1,762	1,656	1,635	1,524
Preferred dividends	49	49	49	49	49	48	43	40
Net income available to common shareholders and
non-controlling interests in subsidiaries – adjusted	$1,867	$1,708	$1,771	$1,687	$1,713	$1,608	$1,592	$1,484
Attributable to:
Non-controlling interests – adjusted	$26	$26	$26	$26	$26	$26	$27	$25
Common shareholders – adjusted	1,841	1,682	1,745	1,661	1,687	1,582	1,565	1,459
(Canadian dollars, except as noted)
Basic earnings per share
Reported	$1.87	$1.67	$1.79	$1.79	$1.56	$1.70	$1.60	$1.52
Adjusted	2.01	1.84	1.92	1.84	1.87	1.77	1.77	1.65
Diluted earnings per share
Reported	1.86	1.66	1.78	1.78	1.55	1.68	1.58	1.50
Adjusted	2.00	1.83	1.91	1.82	1.86	1.75	1.75	1.63
Return on common equity – reported	15.3%	14.0%	15.3%	16.2%	14.0%	15.8%	16.1%	16.1%
Return on common equity – adjusted	16.4%	15.5%	16.4%	16.6%	16.8%	16.5%	17.7%	17.6%
1	For explanations of items of note, see the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.

TD BANK GROUP • FIRST QUARTER 2013 • REPORT TO SHAREHOLDERS	Page 43

ACCOUNTING POLICIES AND ESTIMATES
The Bank’s unaudited Interim Consolidated Financial Statements, presented on pages 44 to 72 of this Report to Shareholders, have been prepared in accordance with IFRS. For details of the Bank’s accounting policies under IFRS, refer to Note 2 of the Bank’s Consolidated Financial Statements for the year ended October 31, 2012.

FUTURE CHANGES IN ACCOUNTING POLICIES
The IASB continues to make changes to IFRS to improve the overall quality of financial reporting. The Bank is actively monitoring all of the IASB’s projects that are relevant to the Bank’s financial reporting and accounting policies. Issued standards which are effective for the Bank in the future are discussed in Note 2 to the Bank’s Interim Consolidated Financial Statements.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING
During the most recent interim period, there have been no changes in the Bank’s policies and procedures and other processes that comprise its internal control over financial reporting, that have materially affected, or are reasonably likely to materially affect, the Bank’s internal control over financial reporting.

TD BANK GROUP • FIRST QUARTER 2013 • REPORT TO SHAREHOLDERS	Page 44

INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

INTERIM CONSOLIDATED BALANCE SHEET (unaudited)
(millions of Canadian dollars, except as noted)	As at
	January 31	October 31
	2013	2012
ASSETS
Cash and due from banks	$3,136	$3,436
Interest-bearing deposits with banks	30,337	21,692
	33,473	25,128
Trading loans, securities, and other (Note 3)	97,835	94,531
Derivatives (Note 3)	59,640	60,919
Financial assets designated at fair value through profit or loss (Note 3)	6,283	6,173
Available-for-sale securities (Notes 3, 4)	88,715	98,576
	252,473	260,199
Securities purchased under reverse repurchase agreements	66,052	69,198
Loans (Note 5)
Residential mortgages	174,069	172,172
Consumer instalment and other personal	117,854	117,927
Credit card	15,442	15,358
Business and government	104,865	101,041
Debt securities classified as loans	4,936	4,994
	417,166	411,492
Allowance for loan losses (Note 5)	(2,686)	(2,644)
Loans, net of allowance for loan losses	414,480	408,848
Other
Customers’ liability under acceptances	8,352	7,223
Investment in TD Ameritrade (Note 7)	5,248	5,344
Goodwill	12,292	12,311
Other intangibles	2,212	2,217
Land, buildings, equipment, and other depreciable assets	4,353	4,402
Current income tax receivable	515	439
Deferred tax assets (Note 18)	972	883
Other assets (Note 10)	18,060	14,914
	52,004	47,733
Total assets	$818,482	$811,106
LIABILITIES
Trading deposits (Notes 3, 11)	$44,894	$38,774
Derivatives (Note 3)	62,580	64,997
Securitization liabilities at fair value (Note 3)	25,122	25,324
Other financial liabilities designated at fair value through profit or loss (Note 3)	25	17
	132,621	129,112
Deposits (Note 11)
Personal	300,349	291,759
Banks	12,169	14,957
Business and government	180,937	181,038
	493,455	487,754
Other
Acceptances	8,352	7,223
Obligations related to securities sold short	34,209	33,435
Obligations related to securities sold under repurchase agreements	37,344	38,816
Securitization liabilities at amortized cost	25,288	26,190
Provisions (Note 21)	739	656
Current income tax payable	124	167
Deferred tax liabilities (Note 18)	326	327
Other liabilities (Note 12)	25,516	24,858
	131,898	131,672
Subordinated notes and debentures (Note 13)	8,834	11,318
Liability for preferred shares	26	26
Liability for capital trust securities (Note 14)	1,868	2,224
Total liabilities	768,702	762,106
EQUITY
Common shares (millions of shares issued and outstanding: Jan. 31, 2013 – 922.4, Oct. 31, 2012 – 918.2) (Note 15)	19,023	18,691
Preferred shares (millions of shares issued and outstanding: Jan. 31, 2013 – 135.8, Oct. 31, 2012 – 135.8) (Note 15)	3,395	3,395
Treasury shares – common (millions of shares held: Jan. 31, 2013 – (1.9), Oct. 31, 2012 – (2.1)) (Note 15)	(135)	(166)
Treasury shares – preferred (millions of shares held: Jan. 31, 2013 – (0.1), Oct. 31, 2012 – nil) (Note 15)	(3)	(1)
Contributed surplus	185	196
Retained earnings	22,772	21,763
Accumulated other comprehensive income (loss)	3,058	3,645
	48,295	47,523
Non-controlling interests in subsidiaries	1,485	1,477
Total equity	49,780	49,000
Total liabilities and equity	$818,482	$811,106
The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK GROUP • FIRST QUARTER 2013 • REPORT TO SHAREHOLDERS	Page 45

INTERIM CONSOLIDATED STATEMENT OF INCOME (unaudited)
(millions of Canadian dollars, except as noted)	For the three months ended
	January 31	January 31
	2013	2012
Interest income
Loans	$4,476	$4,412
Securities
Interest	775	837
Dividends	261	206
Deposits with banks	20	29
	5,532	5,484
Interest expense
Deposits	1,119	1,173
Securitization liabilities	239	262
Subordinated notes and debentures	117	154
Preferred shares and capital trust securities	41	43
Other	170	165
	1,686	1,797
Net interest income	3,846	3,687
Non-interest income
Investment and securities services	668	632
Credit fees	203	181
Net gains (losses) from available-for-sale securities (Note 4)	130	39
Trading income (losses)	(80)	43
Service charges	454	441
Card services	271	246
Insurance revenue, net of claims and related expenses	325	281
Trust fees	35	36
Other income (loss)	119	56
	2,125	1,955
Total revenue	5,971	5,642
Provision for credit losses (Note 5)	385	404
Non-interest expenses
Salaries and employee benefits (Note 17)	1,894	1,784
Occupancy, including depreciation	351	329
Equipment, including depreciation	205	208
Amortization of other intangibles	118	110
Marketing and business development	149	126
Brokerage-related fees	76	76
Professional and advisory services	208	222
Communications	70	72
Other	424	622
	3,495	3,549
Income before income taxes and equity in net income of an investment in associate	2,091	1,689
Provision for (recovery of) income taxes	360	272
Equity in net income of an investment in associate, net of income taxes (Note 7)	59	61
Net income	1,790	1,478
Preferred dividends	49	49
Net income available to common shareholders and non-controlling interests in subsidiaries	$1,741	$1,429
Attributable to:
Non-controlling interests in subsidiaries	$26	$26
Common shareholders	1,715	1,403
Average number of common shares outstanding (millions) (Note 19)
Basic	916.8	901.1
Diluted	922.6	909.2
Earnings per share (dollars) (Note 19)
Basic	$1.87	$1.56
Diluted	1.86	1.55
Dividends per share (dollars)	0.77	0.68
The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK GROUP • FIRST QUARTER 2013 • REPORT TO SHAREHOLDERS	Page 46

INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (unaudited)
(millions of Canadian dollars)	For the three months ended
	January 31	January 31
	2013	2012
Net income	$1,790	$1,478
Other comprehensive income (loss), net of income taxes
Change in unrealized gains (losses) on available-for-sale securities[1]	(93)	150
Reclassification to earnings of net losses (gains) in respect of available-for-sale securities[2]	(90)	(14)
Net change in unrealized foreign currency translation gains (losses) on investments in foreign operations	(87)	229
Net foreign currency translation gains (losses) from hedging activities[3]	38	(104)
Change in net gains (losses) on derivatives designated as cash flow hedges[4]	(58)	610
Reclassification to earnings of net losses (gains) on cash flow hedges[5]	(297)	(320)
	(587)	551
Comprehensive income (loss) for the period	$1,203	$2,029
Attributable to:
Preferred shareholders	49	49
Common shareholders	1,128	1,954
Non-controlling interests in subsidiaries	26	26
1	Net of income tax recovery of $59 million for the three months ended January 31, 2013 (three months ended January 31, 2012 – net of income tax provision of $57 million).
2	Net of income tax provision of $41 million for the three months ended January 31, 2013 (three months ended January 31, 2012 – net of income tax provision of $2 million).
3	Net of income tax provision of $13 million for the three months ended January 31, 2013 (three months ended January 31, 2012 – net of income tax recovery of $35 million).
4	Net of income tax recovery of $20 million for the three months ended January 31, 2013 (three months ended January 31, 2012 – net of income tax provision of $254 million).
5	Net of income tax provision of $141 million for the three months ended January 31, 2013 (three months ended January 31, 2012 – net of income tax provision of $160 million).

All items presented in other comprehensive income will be reclassified to the Interim Consolidated Statement of Income in subsequent periods.

The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK GROUP • FIRST QUARTER 2013 • REPORT TO SHAREHOLDERS	Page 47

INTERIM CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (unaudited)
(millions of Canadian dollars)	For the three months ended
	January 31	January 31
	2013	2012
Common shares (Note 15)
Balance at beginning of period	$18,691	$17,491
Proceeds from shares issued on exercise of stock options	62	57
Shares issued as a result of dividend reinvestment plan	270	179
Balance at end of period	19,023	17,727
Preferred shares (Note 15)
Balance at beginning of period	3,395	3,395
Balance at end of period	3,395	3,395
Treasury shares – common (Note 15)
Balance at beginning of period	(166)	(116)
Purchase of shares	(806)	(868)
Sale of shares	837	827
Balance at end of period	(135)	(157)
Treasury shares – preferred (Note 15)
Balance at beginning of period	(1)	–
Purchase of shares	(15)	(15)
Sale of shares	13	15
Balance at end of period	(3)	–
Contributed surplus
Balance at beginning of period	196	212
Net premium (discount) on sale of treasury shares	(7)	8
Stock options (Note 16)	(6)	(6)
Other	2	–
Balance at end of period	185	214
Retained earnings
Balance at beginning of period	21,763	18,213
Net income attributable to shareholders	1,764	1,452
Common dividends	(706)	(613)
Preferred dividends	(49)	(49)
Balance at end of period	22,772	19,003
Accumulated other comprehensive income (loss)
Net unrealized gain (loss) on available-for-sale securities:
Balance at beginning of period	1,475	949
Other comprehensive income (loss)	(183)	136
Balance at end of period	1,292	1,085
Net unrealized foreign currency translation gain (loss) on investments in foreign operations, net of hedging activities:
Balance at beginning of period	(426)	(464)
Other comprehensive income (loss)	(49)	125
Balance at end of period	(475)	(339)
Net gain (loss) on derivatives designated as cash flow hedges:
Balance at beginning of period	2,596	2,841
Other comprehensive income (loss)	(355)	290
Balance at end of period	2,241	3,131
Total	3,058	3,877
Non-controlling interests in subsidiaries
Balance at beginning of period	1,477	1,483
Net income attributable to non-controlling interests in subsidiaries	26	26
Other	(18)	(20)
Balance at end of period	1,485	1,489
Total equity	$49,780	$45,548
The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK GROUP • FIRST QUARTER 2013 • REPORT TO SHAREHOLDERS	Page 48

INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS (unaudited)
(millions of Canadian dollars)	For the three months ended
	January 31	January 31
	2013	2012
Cash flows from (used in) operating activities
Net income before income taxes	$2,150	$1,750
Adjustments to determine net cash flows from (used in) operating activities
Provision for credit losses (Note 5)	385	404
Depreciation	128	134
Amortization of other intangibles	118	110
Net losses (gains) from available-for-sale securities (Note 4)	(130)	(39)
Equity in net income of an investment in associate (Note 7)	(59)	(61)
Deferred taxes (Note 18)	9	42
Changes in operating assets and liabilities
Interest receivable and payable (Notes 10, 12)	(260)	(345)
Securities sold short	774	6,218
Trading loans and securities	(3,304)	(11,233)
Loans	(5,673)	(7,593)
Deposits	11,821	17,323
Derivatives	(1,138)	233
Financial assets and liabilities designated at fair value through profit or loss	(102)	(1,283)
Securitization liabilities	(1,104)	(808)
Other	(2,411)	2,352
Income taxes paid	(306)	(459)
Net cash from (used in) operating activities	898	6,745
Cash flows from (used in) financing activities
Change in securities sold under repurchase agreements	(1,472)	8,885
Repayment of subordinated notes and debentures (Note 13)	(2,500)	–
Repayment or redemption of liability for preferred shares and capital trust securities (Note 14)	(356)	(12)
Translation adjustment on subordinated notes and debentures issued in a foreign currency and other	16	46
Common shares issued (Note 15)	48	44
Sale of treasury shares (Note 15)	843	850
Purchase of treasury shares (Note 15)	(821)	(883)
Dividends paid	(485)	(483)
Distributions to non-controlling interests in subsidiaries	(26)	(26)
Net cash from (used in) financing activities	(4,753)	8,421
Cash flows from (used in) investing activities
Interest-bearing deposits with banks	(8,645)	8,010
Activities in available-for-sale securities
Purchases	(10,462)	(15,865)
Proceeds from maturities	13,222	8,761
Proceeds from sales	6,419	3,404
Net purchases of premises, equipment, and other depreciable assets	(79)	(237)
Securities purchased (sold) under reverse repurchase agreements	3,146	(12,638)
Net cash acquired from (paid for) acquisitions (Note 9)	–	(6,839)
Net cash from (used in) investing activities	3,601	(15,404)
Effect of exchange rate changes on cash and due from banks	(46)	12
Net increase (decrease) in cash and due from banks	(300)	(226)
Cash and due from banks at beginning of period	3,436	3,096
Cash and due from banks at end of period	$3,136	$2,870
Supplementary disclosure of cash flow information
Amount of interest paid during the period	$1,974	$2,109
Amount of interest received during the period	5,299	5,245
Amount of dividends received during the period	270	211
Certain comparative amounts have been reclassified to conform with the presentation adopted in the current year.
The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK GROUP • FIRST QUARTER 2013 • REPORT TO SHAREHOLDERS	Page 49

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

NOTE 1: NATURE OF OPERATIONS

CORPORATE INFORMATION
The Toronto-Dominion Bank is a bank chartered under the Bank Act (Canada). The shareholders of a bank are not, as shareholders, liable for any liability, act or default of the bank except as otherwise provided under the Bank Act. The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group (TD or the Bank). The Bank was formed through the amalgamation on February 1, 1955 of The Bank of Toronto (chartered in 1855) and The Dominion Bank (chartered in 1869). The Bank is incorporated and domiciled in Canada with its registered and principal business offices located at 66 Wellington Street West, Toronto, Ontario. TD serves customers in four key segments operating in a number of locations in key financial centres around the globe: Canadian Personal and Commercial Banking, Wealth and Insurance, U.S. Personal and Commercial Banking, and Wholesale Banking.

BASIS OF PREPARATION
The accompanying Interim Consolidated Financial Statements and accounting principles followed by the Bank have been prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), including the accounting requirements of the Office of the Superintendent of Financial Institutions Canada (OSFI). These Interim Consolidated Financial Statements were prepared on a condensed basis in accordance with International Accounting Standard 34, Interim Financial Reporting (IAS 34) using the accounting policies as described in Note 2 of the Bank’s 2012 Annual Consolidated Financial Statements, as well as the current change mentioned in Note 2 below.
The preparation of financial statements requires that management make estimates, assumptions and judgments regarding the reported amount of assets, liabilities, revenue and expenses, and disclosure of contingent assets and liabilities, as further described in Note 3 of the Bank’s 2012 Annual Consolidated Financial Statements. Accordingly, actual results may differ from estimated amounts as future confirming events occur.
The Interim Consolidated Financial Statements for the three months ended January 31, 2013 were approved and authorized for issue by the Bank’s Board of Directors, in accordance with a resolution of the Audit Committee, on February 27, 2013.
As the Interim Consolidated Financial Statements do not include all of the disclosures normally provided in Annual Consolidated Financial Statements, it should be read in conjunction with the 2012 Annual Consolidated Financial Statements and the accompanying Notes included on pages 89 to 183 of the Bank’s 2012 Annual Report and the shaded sections of the 2012 Management’s Discussion and Analysis (MD&A) included on pages 68 to 79 of the Bank’s 2012 Annual Report. Certain disclosures are included in the shaded sections of the “Managing Risk” section of the MD&A in this report, as permitted by IFRS, and form an integral part of the Interim Consolidated Financial Statements. Certain comparative amounts have been reclassified to conform with the presentation adopted in the current year. The Interim Consolidated Financial Statements were prepared under a historical cost basis, except for certain items carried at fair value as discussed in Note 2 of the Bank’s 2012 Annual Consolidated Financial Statements.

NOTE 2: CURRENT AND FUTURE CHANGES IN ACCOUNTING POLICIES

CURRENT CHANGE IN ACCOUNTING POLICY
The following amendment has been adopted by the Bank.

Presentation of Other Comprehensive Income
Effective November 1, 2012, the Bank adopted the amendments to IAS 1, Presentation of Financial Statements (IAS 1), issued in June 2011, which require entities to group items presented in other comprehensive income on the basis of whether they might be reclassified to the Consolidated Statement of Income in subsequent periods and items that will not be reclassified to the Consolidated Statement of Income. The amendments did not address which items are presented in other comprehensive income and did not change the option to present items net of tax. The amendments to IAS 1 were applied retrospectively and do not have a material impact on the financial position, cash flows or earnings of the Bank.

FUTURE CHANGES IN ACCOUNTING POLICIES
The following standards have been issued, but are not yet effective on the date of issuance of the Bank’s Interim Consolidated Financial Statements. The Bank is currently assessing the impact of the application of these standards on the Consolidated Financial Statements and will adopt these standards when they become effective.

Consolidation
The following new and amended guidance relates to consolidated financial statements:
•	IFRS 10, Consolidated Financial Statements (IFRS 10), which replaces IAS 27, Consolidated and Separate Financial Statements (IAS 27), and SIC-12, Consolidation – Special-Purpose Entities (SIC-12);
•	IFRS 11, Joint Arrangements (IFRS 11);
•	IFRS 12, Disclosure of Interests in Other Entities (IFRS 12); and
•	IAS 27 (Revised 2011), Separate Financial Statements (IAS 27R), which has been amended for conforming changes on the basis of the issuance of IFRS 10 and IFRS 11.

The standards and amendments resulted in a revised definition of control that applies to all entities. Each of the above standards is effective for annual periods beginning on or after January 1, 2013, which will be November 1, 2013 for the Bank. The adoption of the above standards will require the Bank to re-assess its consolidation analyses for all of its special purpose entities (SPEs) and its involvement with other third party entities and will potentially result in additional disclosures. The Bank is currently assessing the impact of adopting these standards.

TD BANK GROUP • FIRST QUARTER 2013 • REPORT TO SHAREHOLDERS	Page 50

Fair Value Measurement
IFRS 13, Fair Value Measurement (IFRS 13), provides guidance for measuring fair value and for disclosing information about fair value measurements. IFRS 13 applies to other IFRS standards that require or permit fair value measurements or disclosures about fair value measurements and sets out a framework on how to measure fair value using the assumptions that market participants would use when pricing the asset or liability under current market conditions, including assumptions about risk. IFRS 13 is effective for annual periods beginning on or after January 1, 2013, which will be November 1, 2013 for the Bank, and is to be applied prospectively. This new standard is not expected to have a material impact on the financial position, cash flows, or earnings of the Bank.

Employee Benefits
The amendments to IAS 19, Employee Benefits (IAS 19), issued in June 2011, eliminate the corridor approach for actuarial gains and losses, requiring the Bank to recognize immediately all actuarial gains and losses in other comprehensive income. Service costs, in addition to net interest expense or income, are calculated by applying the discount rate to the net defined benefit surplus or deficit, and will be recorded in the Consolidated Statement of Income. Plan amendment costs will be recognized in the period of a plan amendment, irrespective of its vested status. Furthermore, a termination benefit obligation will be recognized when the Bank can no longer withdraw the offer of the termination benefit or recognize related restructuring costs. The amendments to IAS 19 are effective for annual periods beginning on or after January 1, 2013, which will be November 1, 2013 for the Bank, and are to be applied retrospectively. The Bank is currently assessing the impact of the amendments to IAS 19.

Presentation and Disclosures – Offsetting Financial Assets and Financial Liabilities
In December 2011, the IASB issued the following amendments related to the offsetting of financial instruments:
•	IAS 32, Financial Instruments: Presentation (IAS 32), which clarifies the existing requirements for offsetting financial assets and financial liabilities; and
•
IFRS 7, Financial Instruments: Disclosures (IFRS 7), which provides common disclosure requirements intended to help investors and other users to better assess the effect or potential effect of offsetting arrangements on a company’s financial position.

The IAS 32 amendments are effective for annual periods beginning on or after January 1, 2014, which will be November 1, 2014 for the Bank. The IFRS 7 amendments are effective for annual periods beginning on or after January 1, 2013, which will be November 1, 2013 for the Bank. Both amendments are to be applied retrospectively. The IAS 32 and IFRS 7 amendments are not expected to have a material impact on the financial position, cash flows or earnings of the Bank.

Financial Instruments
IFRS 9, Financial Instruments (IFRS 9), reflects the IASB’s work on the replacement of the current IFRS financial instruments standard (IAS 39) and will be completed and implemented in three separate phases: 1) Classification and measurement of financial assets and liabilities; 2) Impairment methodology; and 3) Hedge accounting. General hedge accounting requirements will be added as part of phase 3 of the IFRS 9 project, while accounting for macro hedging has been decoupled from IFRS 9 and will now be considered and issued as a separate standard. The IASB decided in November 2011 to delay the mandatory effective date of IFRS 9 to annual periods beginning on or after January 1, 2015, which will be November 1, 2015 for the Bank, and tentatively agreed to a limited reconsideration of IFRS 9. The Bank is currently assessing the impact of adopting IFRS 9, as well as any potential future amendments thereto, including the accounting for macro hedging proposal.

NOTE 3: FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair Value Hierarchy
IFRS requires disclosure of a three-level hierarchy for fair value measurements based upon transparency of inputs to the valuation of an asset or liability as of the measurement date.
The following table presents the levels within the fair value hierarchy for each of the financial assets and liabilities measured at fair value, as at January 31, 2013 and October 31, 2012.

TD BANK GROUP • FIRST QUARTER 2013 • REPORT TO SHAREHOLDERS	Page 51

Fair Value Hierarchy for Financial Assets and Liabilities Measured at Fair Value
(millions of Canadian dollars)							As at
			January 31, 2013				October 31, 2012
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
FINANCIAL ASSETS
Trading loans, securities, and other
Government and government-related securities
Canadian government debt
Federal	$1,719	$11,245	$–	$12,964	$3,556	$11,649	$–	$15,205
Provinces	–	4,107	–	4,107	–	3,731	–	3,731
U.S. federal, state, municipal governments,
and agencies debt	1,092	11,056	–	12,148	1,932	8,889	–	10,821
Other OECD government guaranteed debt	–	2,805	–	2,805	–	3,510	–	3,510
Mortgage-backed securities		1,196		1,196	–	1,296	–	1,296
Other debt securities
Canadian issuers	–	1,919	21	1,940	–	2,223	17	2,240
Other issuers	–	6,885	15	6,900	–	5,590	57	5,647
Equity securities
Common shares	33,953	6,619	–	40,572	31,740	5,850	77	37,667
Preferred shares	30	–	38	68	24	–	–	24
Trading loans	–	8,865	–	8,865	–	8,271	–	8,271
Commodities	6,185	–	–	6,185	6,034	–	–	6,034
Retained interests	–	–	85	85	–	–	85	85
	$42,979	$54,697	$159	$97,835	$43,286	$51,009	$236	$94,531
Derivatives
Interest rate contracts	$5	$33,368	$–	$33,373	$7	$38,605	$7	$38,619
Foreign exchange contracts	294	16,237	14	16,545	140	13,116	16	13,272
Credit contracts	–	24	9	33	–	37	12	49
Equity contracts	–	8,442	819	9,261	–	7,755	691	8,446
Commodity contracts	99	319	10	428	131	379	23	533
	$398	$58,390	$852	$59,640	$278	$59,892	$749	$60,919
Financial assets designated at
fair value through profit or loss
Securities	$510	$5,761	$–	$6,271	$603	$5,557	$–	$6,160
Loans	–	–	12	12	–	–	13	13
	$510	$5,761	$12	$6,283	$603	$5,557	$13	$6,173
Available-for-sale securities[1]
Government and government-related securities
Canadian government debt
Federal	$3,100	$2,374	$–	$5,474	$6,533	$4,322	$–	$10,855
Provinces	–	2,333	–	2,333	–	2,503	–	2,503
U.S. federal, state, municipal governments,
and agencies debt	124	25,618	–	25,742	125	29,530	–	29,655
Other OECD government guaranteed debt	–	17,965	2	17,967	–	17,208	2	17,210
Mortgage-backed securities	–	1,152	–	1,152	–	1,142	–	1,142
Other debt securities
Asset-backed securities	–	23,132	–	23,132	–	25,045	–	25,045
Non-agency collateralized mortgage obligation portfolio	–	959	–	959	–	961	–	961
Corporate and other debt	1	8,635	56	8,692	–	7,801	57	7,858
Equity securities
Common shares[2]	9	459	1,481	1,949	197	206	1,443	1,846
Preferred shares	–	58	145	203	–	69	163	232
Debt securities reclassified from trading[3]	–	889	217	1,106	–	1,099	165	1,264
	$3,234	$83,574	$1,901	$88,709	$6,855	$89,886	$1,830	$98,571
Securities purchased under reverse
repurchase agreements	$–	$10,347	$–	$10,347	$–	$9,340	$–	$9,340

FINANCIAL LIABILITIES
Trading deposits	$–	$43,913	$981	$44,894	$–	$37,674	$1,100	$38,774
Derivatives
Interest rate contracts	$3	$28,772	$92	$28,867	$8	$33,084	$104	$33,196
Foreign exchange contracts	237	22,352	12	22,601	105	21,547	14	21,666
Credit contracts	–	264	9	273	–	236	11	247
Equity contracts	–	9,221	1,213	10,434	–	8,268	1,011	9,279
Commodity contracts	70	329	6	405	103	495	11	609
	$310	$60,938	$1,332	$62,580	$216	$63,630	$1,151	$64,997
Securitization liabilities at fair value	$–	$25,122	$–	$25,122	$–	$25,324	$–	$25,324
Other financial liabilities designated
at fair value through profit or loss	$–	$–	$25	$25	$–	$–	$17	$17
Obligations related to securities sold short	$16,550	$17,649	$10	$34,209	$15,125	$18,289	$21	$33,435
Obligations related to securities sold
under repurchase agreements	$–	$12,036	$–	$12,036	$–	$10,232	$–	$10,232
1
As at January 31, 2013, certain available-for-sale securities with a carrying value of $6 million (October 31, 2012 – $5 million) are carried at cost because they do not have quoted market prices in an active market and fair value cannot be reliably measured.

2
As at January 31, 2013, common shares include the fair value of Federal Reserve Stock and Federal Home Loan Bank stock of $974 million (October 31, 2012 – $956 million) which are redeemable by the issuer at cost for which cost approximates fair value. These securities cannot be traded in the market, hence these securities have not been subject to sensitivity analysis of Level 3 financial assets and liabilities.

3	As at January 31, 2013, includes corporate and other debt securities of $1,106 million (October 31, 2012 – $1,264 million).

TD BANK GROUP • FIRST QUARTER 2013 • REPORT TO SHAREHOLDERS	Page 52

There were no significant transfers between Level 1 and Level 2 for the three months ended January 31, 2013 and January 31, 2012.
The following tables reconcile changes in fair value of all assets and liabilities measured at fair value using significant Level 3 non-observable inputs for the three months ended January 31, 2013 and January 31, 2012, respectively.

Reconciliation of Changes in Fair Value for Level 3 Financial Assets and Liabilities
(millions of Canadian dollars)		Total realized and								Change in
	Fair	unrealized gains							Fair	unrealized
	value	(losses)		Movements				Transfers	value	gains
	as at	Included							as at	(losses) on
	November 1	in	Included				Into	Out of	January 31	instruments
	2012	income[1]	in OCI	Purchases	Issuances	Other[2]	Level 3	Level 3	2013	still held[3]
FINANCIAL ASSETS
Trading loans, securities,
and other
Other debt securities
Canadian issuers	$17	$–	$–	$3	$–	$(13)	$18	$(4)	$21	$(1)
Other issuers	57	1	–	2	–	(43)	–	(2)	15	(1)
Equity securities
Common shares	77	–	–	–	–	(77)	–	–	–	–
Preferred shares	–	–	–	38	–	–	–	–	38	–
Retained interests	85	3	–	–	7	(10)	–	–	85	(3)
	$236	$4	$–	$43	$7	$(143)	$18	$(6)	$159	$(5)
Financial assets designated
at fair value through
profit or loss
Loans	$13	$1	$–	$–	$–	$(2)	$–	$–	$12	$(1)
	$13	$1	$–	$–	$–	$(2)	$–	$–	$12	$(1)
Available-for-sale securities
Government and government-
related securities
Other OECD government
guaranteed debt	$2	$–	$–	$–	$–	$–	$–	$–	$2	$–
Other debt securities
Corporate and other debt	57	1	–	–	–	(2)	–	–	56	–
Equity securities
Common shares	1,443	20	9	45	–	(36)	–	–	1,481	14
Preferred shares	163	1	(14)	–	–	(5)	–	–	145	(14)
Debt securities reclassified
from trading	165	3	5	–	–	(8)	52	–	217	2
	$1,830	$25	$–	$45	$–	$(51)	$52	$–	$1,901	$2

		Total realized and								Change in
	Fair	unrealized losses							Fair	unrealized
	value	(gains)		Movements			Transfers		value	losses
	as at	Included							as at	(gains) on
	November 1	in	Included				Into	Out of	January 31	instruments
	2012	income[1]	in OCI	Purchases	Issuances	Other[2]	Level 3	Level 3	2013	still held[3]
FINANCIAL LIABILITIES
Trading deposits	$1,100	$3	$–	$–	$41	$(154)	$1	$(10)	$981	$(1)
Derivatives[4]
Interest rate contracts	$97	$(16)	$–	$–	$–	$11	$–	$–	$92	$(1)
Foreign exchange contracts	(2)	3	–	–	–	(1)	(2)	–	(2)	1
Credit contracts	(1)	1	–	–	–	–	–	–	–	2
Equity contracts	320	76	–	(28)	43	(17)	–	–	394	76
Commodity contracts	(12)	6	–	–	–	2	–	–	(4)	4
	$402	$70	$–	$(28)	$43	$(5)	$(2)	$–	$480	$82
Other financial liabilities
designated at fair value
through profit or loss	$17	$2	$–	$–	$26	$(20)	$–	$–	$25	$(3)
Obligations related to
securities sold short	$21	$–	$–	$(22)	$–	$11	$–	$–	$10	$–
1
Gains (losses) on financial assets and liabilities are recognized in net gains (losses) from sale of available-for-sale securities, trading income (loss), and other income on the Interim Consolidated Statement of Income.

2	Consists of sales and settlements.
3	Changes in unrealized gains (losses) on available-for-sale securities are recognized in accumulated other comprehensive income.
4
As at January 31, 2013, consists of derivative assets of $852 million (November 1, 2012 – $749 million) and derivative liabilities of $1,332 million (November 1, 2012 – $1,151 million), which have been netted on this table for presentation purposes only.

TD BANK GROUP • FIRST QUARTER 2013 • REPORT TO SHAREHOLDERS	Page 53

Reconciliation of Changes in Fair Value for Level 3 Financial Assets and Liabilities
(millions of Canadian dollars)		Total realized and								Change in
	Fair	unrealized gains							Fair	unrealized
	value	(losses)		Movements			Transfers		value	gains
	as at	Included							as at	(losses) on
	November 1	in	Included				Into	Out of	January 31	instruments
	2011	income[1]	in OCI	Purchases	Issuances	Other[2]	Level 3	Level 3	2012	still held[3]
FINANCIAL ASSETS
Trading loans, securities,
and other
Government and
government-related
securities
Canadian government debt
Federal	$–	$–	$–	$1	$–	$–	$–	$–	$1	$–
Provinces	5	–	–	3	–	(1)	5	(2)	10	–
Other debt securities
Canadian issuers	30	1	–	8	–	(10)	4	(5)	28	(4)
Other issuers	79	2	–	76	–	(35)	31	(29)	124	3
Trading loans	3	–	–	–	–	(3)	–	–	–	–
Retained interests	52	2	–	–	1	(3)	–	–	52	2
	$169	$5	$–	$88	$1	$(52)	$40	$(36)	$215	$1
Financial assets designated
at fair value through
profit or loss
Loans	$8	$5	$–	$–	$–	$(2)	$–	$–	$11	$3
	$8	$5	$–	$–	$–	$(2)	$–	$–	$11	$3
Available-for-sale securities
Other debt securities
Corporate and other debt	$24	$–	$–	$–	$–	$–	$–	$–	$24	$–
Equity securities
Common shares	1,524	25	(22)	31	–	(74)	–	(1)	1,483	(2)
Preferred shares	190	(1)	8	–	–	(44)	–	–	153	7
Debt securities reclassified
from trading	158	3	(4)	–	–	3	6	–	166	(9)
	$1,896	$27	$(18)	$31	$–	$(115)	$6	$(1)	$1,826	$(4)

		Total realized and								Change in
	Fair	unrealized losses							Fair	unrealized
	value	(gains)		Movements			Transfers		value	losses
	as at	Included							as at	(gains) on
	November 1	in	Included				Into	Out of	January 31	instruments
	2011	income[1]	in OCI	Purchases	Issuances	Other[2]	Level 3	Level 3	2012	still held[3]
FINANCIAL LIABILITIES
Trading deposits	$1,080	$7	$–	$–	$76	$(77)	$–	$–	$1,086	$12
Derivatives[4]
Interest rate contracts	$81	$18	$–	$6	$–	$(3)	$–	$1	$103	$24
Foreign exchange contracts	(2)	(1)	–	–	–	1	–	–	(2)	(1)
Credit contracts	10	(4)	–	–	–	2	(2)	2	8	(4)
Equity contracts	343	(15)	–	(32)	42	(15)	–	–	323	(15)
Commodity contracts	1	(10)	–	–	–	1	–	–	(8)	(10)
	$433	$(12)	$–	$(26)	$42	$(14)	$(2)	$3	$424	$(6)
Other financial liabilities
designated at fair value
through profit or loss	$27	$(26)	$–	$–	$44	$(21)	$–	$–	$24	$(26)
Obligations related to
securities sold short	$2	$–	$–	$(1)	$–	$1	$2	$(2)	$2	$1
1
Gains (losses) on financial assets and liabilities are recognized in net gains (losses) from sale of available-for-sale securities, trading income (loss), and other income on the Interim Consolidated Statement of Income.

2	Consists of sales and settlements.
3	Changes in unrealized gains (losses) on available-for-sale securities are recognized in accumulated other comprehensive income.
4
As at January 31, 2012, consists of derivative assets of $728 million (November 1, 2011 – $685 million) and derivative liabilities of $1,152 million (November 1, 2011 – $1,118 million), which have been netted on this table for presentation purposes only.

Significant transfers into and out of Level 3 reflected in the tables above, occur mainly due to the following reasons:
•	Transfers from Level 3 to Level 2 occur when techniques used for valuing the instrument incorporate significant observable market inputs or broker-dealer quotes which were previously not observable.
•
Transfers from Level 2 to Level 3 occur when an instrument’s fair value, which was previously determined using valuation techniques with significant observable market inputs, is now determined using valuation techniques with significant non-observable inputs.

The following table summarizes the potential effect of using reasonably possible alternative assumptions for financial assets and financial liabilities held, as at January 31, 2013 and October 31, 2012, that are classified in Level 3 of the fair value hierarchy. For interest rate derivatives, the Bank performed a sensitivity analysis on the unobservable implied volatility. For credit derivatives, sensitivity was calculated on unobservable credit spreads using assumptions derived from the underlying bond position credit spreads. For equity derivatives, the sensitivity is calculated by using reasonably possible alternative assumptions by shocking dividends by 5%, correlation by 10%, or the price of the underlying equity instrument by 10% and volatility from (13)% to 33%. For trading deposits the sensitivity is calculated by varying unobservable inputs which may include volatility, credit spreads, and correlation.

TD BANK GROUP • FIRST QUARTER 2013 • REPORT TO SHAREHOLDERS	Page 54

Sensitivity Analysis of Level 3 Financial Assets and Liabilities
(millions of Canadian dollars)			As at
	January 31, 2013		October 31, 2012
	Impact to net assets		Impact to net assets
	Decrease in	Increase in	Decrease in	Increase in
	fair value	fair value	fair value	fair value
FINANCIAL ASSETS
Trading loans, securities, and other
Equity securities
Common shares	$–	$–	$4	$4
Preferred shares	2	2	–	–
Retained interests	7	4	7	3
	$9	$6	$11	$7
Derivatives
Interest rate contracts	$–	$–	$2	$2
Equity contracts	34	42	36	47
	$34	$42	$38	$49
Available-for-sale securities
Other debt securities
Corporate and other debt	$2	$2	$2	$2
Equity securities
Common shares	93	27	97	24
Preferred shares	8	8	8	8
Debt securities reclassified from trading	4	4	4	4
	$107	$41	$111	$38
FINANCIAL LIABILITIES
Trading deposits	$2	$5	$3	$6
Derivatives
Interest rate contracts	$39	$22	$36	$26
Equity contracts	60	48	66	50
	$99	$70	$102	$76
Other financial liabilities designated at fair value through
profit or loss	$4	$4	$3	$3
Total	$255	$168	$268	$179

FINANCIAL ASSETS AND LIABILITIES DESIGNATED AT FAIR VALUE
Loans Designated at Fair Value through Profit or Loss
Certain business and government loans held within a trading portfolio or economically hedged with derivatives are designated at fair value through profit or loss if the relevant criteria are met. The fair value of loans designated at fair value through profit or loss was $12 million as at January 31, 2013 (October 31, 2012 – $13 million), which represents their maximum credit exposure.
These loans are managed within risk limits that have been approved by the Bank’s risk management group and are hedged for credit risk with credit derivatives.

Securities Designated at Fair Value through Profit or Loss
Certain securities that support insurance reserves within certain of the Bank’s insurance subsidiaries have been designated at fair value through profit or loss. The actuarial valuation of the insurance reserve is measured using a discount factor which is based on the yield of the supporting invested assets, with changes in the discount factor being recognized in the Interim Consolidated Statement of Income. By designating the securities at fair value through profit or loss, the unrealized gain or loss on the securities is recognized in the Interim Consolidated Statement of Income in the same period as a portion of the loss or income resulting from changes to the discount rate used to value the insurance liabilities.
In addition, certain government and government-insured securities have been combined with derivatives to form economic hedging relationships. These securities are being held as part of the Bank’s overall interest rate risk management strategy and have been designated at fair value through profit or loss. The derivatives are carried at fair value, with the change in fair value recognized in non-interest income.

Securitization Liabilities at Fair Value
Securitization liabilities at fair value include securitization liabilities classified as trading and those designated at fair value through profit or loss. The fair value of a financial liability incorporates the credit risk of that financial liability. The holders of the securitization liabilities are not exposed to credit risk of the Bank and accordingly, changes in the Bank’s own credit do not impact the determination of fair value.
The amount that the Bank would be contractually required to pay at maturity for all securitization liabilities designated at fair value through profit or loss was $352 million less than the carrying amount as at January 31, 2013 (October 31, 2012 – $445 million less than the carrying amount).

Other Liabilities Designated at Fair Value through Profit or Loss
The Bank issues certain loan commitments to customers to provide a mortgage at a fixed rate. These commitments are economically hedged with derivatives and other financial instruments where the changes in fair value are recognized in non-interest income. The designation of these loan commitments at fair value through profit or loss eliminates an accounting mismatch that would otherwise arise. Due to the short term nature of these loan commitments, changes in the Bank’s own credit do not have a significant impact on the determination of fair value.

Income (Loss) from Changes in Fair Value of Financial Assets and Liabilities Designated at Fair Value through Profit or Loss
During the three months ended January 31, 2013, the income (loss) representing net changes in the fair value of financial assets and liabilities designated at fair value through profit or loss was $(2) million (three months ended January 31, 2012 – $(9) million).

TD BANK GROUP • FIRST QUARTER 2013 • REPORT TO SHAREHOLDERS	Page 55

NOTE 4: SECURITIES

RECLASSIFICATION OF CERTAIN DEBT SECURITIES – TRADING TO AVAILABLE-FOR-SALE
During 2008, the Bank changed its trading strategy with respect to certain debt securities as a result of deterioration in markets and severe dislocation in the credit market. These debt securities were initially recorded as trading securities measured at fair value with any changes in fair value as well as any gains or losses realized on disposal recognized in trading income. Since the Bank no longer intended to actively trade in these debt securities, the Bank reclassified these debt securities from trading to available-for-sale effective August 1, 2008.
The fair value of the reclassified debt securities was $1,106 million as at January 31, 2013 (October 31, 2012 – $1,264 million). For the three months ended January 31, 2013, net interest income of $17 million after tax (three months ended January 31, 2012 – $31 million after tax) was recorded relating to the reclassified debt securities. The decrease in fair value of these securities during the three months ended January 31, 2013 of $7 million after tax, (three months ended January 31, 2012 – decrease of $7 million after tax) was recorded in other comprehensive income. Had the Bank not reclassified these debt securities, the change in the fair value of these debt securities would have been included as part of trading income, the impact of which would have resulted in a decrease in net income for the three months ended January 31, 2013 of $7 million after tax (three months ended January 31, 2012 – decrease in net income of $7 million after tax). During the three months ended January 31, 2013, reclassified debt securities with a fair value of $154 million (three months ended January 31, 2012 – $274 million) were sold or matured, and $12 million after tax (three months ended January 31, 2012 – $7 million after tax) was recorded in net gains from available-for-sale securities.

Unrealized Gains (Losses) on Available-for-Sale Securities
The following table summarizes the unrealized gains and losses as at January 31, 2013 and October 31, 2012.

Unrealized Gains (Losses) on Available-for-Sale Securities
(millions of Canadian dollars)							As at
			January 31, 2013				October 31, 2012
	Cost/	Gross	Gross		Cost/	Gross	Gross
	amortized	unrealized	unrealized	Fair	amortized	unrealized	unrealized	Fair
	cost[1]	gains	(losses)	value	cost[1]	gains	(losses)	value
Available-for-sale securities
Government and government-related
securities
Canadian government debt
Federal	$5,441	$33	$–	$5,474	$10,818	$38	$(1)	$10,855
Provinces	2,318	17	(2)	2,333	2,485	18	–	2,503
U.S. federal, state, municipal governments, and
agencies debt	25,172	601	(31)	25,742	28,821	865	(31)	29,655
Other OECD government guaranteed debt	17,691	289	(13)	17,967	16,856	360	(6)	17,210
Mortgage-backed securities	1,147	5	–	1,152	1,134	8	–	1,142
	51,769	945	(46)	52,668	60,114	1,289	(38)	61,365
Other debt securities
Asset-backed securities	22,943	229	(40)	23,132	24,868	222	(45)	25,045
Non-agency collateralized mortgage obligation
portfolio	936	23	–	959	939	22	–	961
Corporate and other debt	8,430	283	(21)	8,692	7,587	294	(23)	7,858
	32,309	535	(61)	32,783	33,394	538	(68)	33,864
Equity securities
Common shares	1,835	138	(18)	1,955	1,749	117	(15)	1,851
Preferred shares	178	25	–	203	194	38	–	232
	2,013	163	(18)	2,158	1,943	155	(15)	2,083
Debt securities reclassified from trading[2]	1,019	107	(20)	1,106	1,165	130	(31)	1,264
Total available-for-sale securities[3]	$87,110	$1,750	$(145)	$88,715	$96,616	$2,112	$(152)	$98,576
1	Includes the foreign exchange translation of amortized cost balances at the period-end spot rate.
2	Includes fair value of corporate and other debt securities, as at January 31, 2013 of $1,106 million (October 31, 2012 – $1,264 million).
3
As at January 31, 2013, certain available-for-sale securities with a carrying value of $6 million (October 31, 2012 – $5 million) do not have quoted market prices in an active market, whose fair value cannot be reliably measured and are carried at cost.

Net Gains (Losses) on Available-for-Sale Securities
(millions of Canadian dollars)	For the three months ended
	January 31	January 31
	2013	2012
Net realized gains (losses)	$132	$47
Impairment losses[1]	(2)	(8)
Total	$130	$39
1
None of the impairment losses for the three months ended January 31, 2013 (January 31, 2012 – nil) related to debt securities in the reclassified portfolio as described in “Reclassification of Certain Debt Securities – Trading to Available-for-Sale” above.

TD BANK GROUP • FIRST QUARTER 2013 • REPORT TO SHAREHOLDERS	Page 56

NOTE 5: LOANS, IMPAIRED LOANS AND ALLOWANCE FOR CREDIT LOSSES

The following table presents the Bank’s loans, impaired loans and related allowances for credit losses.

Loans, Impaired Loans, and Allowance for Credit Losses
(millions of Canadian dollars)								As at
	Gross loans				Allowance for loan losses[1]
	Neither					Individually	Incurred	Total
	past due	Past due			Counter-	insignificant	but not	allowance
	nor	but not			party	impaired	identified	for loan	Net
	impaired	impaired	Impaired	Total	specific	loans	credit losses	losses	loans
								January 31, 2013
Residential mortgages[2,3,4]	$170,354	$2,475	$705	$173,534	$–	$21	$48	$69	$173,465
Consumer instalment and other personal[5]	110,964	5,737	701	117,402	–	126	435	561	116,841
Credit card	14,362	870	189	15,421	–	142	583	725	14,696
Business and government[2,3,4]	100,182	1,367	899	102,448	148	24	698	870	101,578
	$395,862	$10,449	$2,494	$408,805	$148	$313	$1,764	$2,225	$406,580
Debt securities classified as loans				4,936	187	–	156	343	4,593
Acquired credit-impaired loans				3,425	37	81	–	118	3,307
Total				$417,166	$372	$394	$1,920	$2,686	$414,480

								October 31, 2012
Residential mortgages[2,3,4]	$168,575	$2,355	$679	$171,609	$–	$27	$50	$77	$171,532
Consumer instalment and other personal[5]	111,063	5,645	673	117,381	–	118	430	548	116,833
Credit card	14,230	922	181	15,333	–	83	605	688	14,645
Business and government[2,3,4]	95,893	1,530	985	98,408	168	22	703	893	97,515
	$389,761	$10,452	$2,518	$402,731	$168	$250	$1,788	$2,206	$400,525
Debt securities classified as loans				4,994	185	–	155	340	4,654
Acquired credit-impaired loans				3,767	31	67	–	98	3,669
Total				$411,492	$384	$317	$1,943	$2,644	$408,848
1	Excludes allowance for off-balance sheet positions.
2
Does not include trading loans with a fair value of $8,865 million as at January 31, 2013 (October 31, 2012 – $8,271 million) and amortized cost of $8,528 million as at January 31, 2013 (October 31, 2012 – $7,918 million), and loans designated at fair value through profit or loss of $12 million as at January 31, 2013 (October 31, 2012 – $13 million) and amortized cost of nil as at January 31, 2013 (October 31, 2012 – nil). No allowance is recorded for trading loans or loans designated at fair value through profit or loss.

3	Includes insured mortgages of $129,086 million as at January 31, 2013 (October 31, 2012 – $126,951 million).
4
As at January 31, 2013, impaired loans with a balance of $482 million did not have a related allowance for credit losses (October 31, 2012 – $456 million). An allowance was not required for these loans as the balance relates to loans that are insured or loans where the realizable value of the collateral exceeded the loan amount.

5	Includes Canadian government-insured real estate personal loans of $27,900 million as at January 31, 2013 (October 31, 2012 – $30,241 million).

TD BANK GROUP • FIRST QUARTER 2013 • REPORT TO SHAREHOLDERS	Page 57

The change in the Bank’s allowance for credit losses as at January 31, 2013 and October 31, 2012 are shown in the following tables.

Allowance for Credit Losses
(millions of Canadian dollars)					Foreign
	Balance as at	Provision			exchange	Balance as at
	November 1	for credit			and other	January 31
	2012	losses	Write-offs	Recoveries	adjustments	2013
Counterparty-specific allowance
Business and government	$170	$36	$(65)	$11	$(4)	$148
Debt securities classified as loans	185	2	–	–	–	187
Total counterparty-specific allowance excluding acquired
credit-impaired loans	355	38	(65)	11	(4)	335
Acquired credit-impaired loans[1,2]	31	11	(6)	–	1	37
Total counterparty-specific allowance	386	49	(71)	11	(3)	372
Collectively assessed allowance for individually
insignificant impaired loans
Residential mortgages	27	2	(11)	3	–	21
Consumer instalment and other personal	118	187	(213)	34	–	126
Credit card	83	141	(112)	30	–	142
Business and government	22	12	(19)	9	–	24
Total collectively assessed allowance for individually
insignificant impaired loans excluding acquired
credit-impaired loans	250	342	(355)	76	–	313
Acquired credit-impaired loans[1,2]	67	11	(7)	–	10	81
Total collectively assessed allowance for individually
insignificant impaired loans	317	353	(362)	76	10	394
Collectively assessed allowance for incurred
but not identified credit losses
Residential mortgages	50	(2)	–	–	–	48
Consumer instalment and other personal	452	6	–	–	(1)	457
Credit card	671	(23)	–	–	–	648
Business and government	824	1	–	–	(1)	824
Debt securities classified as loans	155	1	–	–	–	156
Total collectively assessed allowance for incurred
but not identified credit losses	2,152	(17)	–	–	(2)	2,133
Allowance for credit losses
Residential mortgages	77	–	(11)	3	–	69
Consumer instalment and other personal	570	193	(213)	34	(1)	583
Credit card	754	118	(112)	30	–	790
Business and government	1,016	49	(84)	20	(5)	996
Debt securities classified as loans	340	3	–	–	–	343
Total allowance for credit losses excluding acquired
credit-impaired loans	2,757	363	(420)	87	(6)	2,781
Acquired credit-impaired loans[1,2]	98	22	(13)	–	11	118
Total allowance for credit losses	2,855	385	(433)	87	5	2,899
Less: Allowance for off-balance sheet positions[3]	211	2	–	–	–	213
Allowance for loan losses	$2,644	$383	$(433)	$87	$5	$2,686
1	Includes all Federal Deposit Insurance Corporation (FDIC) covered loans and other acquired credit-impaired (ACI) loans.
2	Other adjustments are required as a result of the accounting for FDIC covered loans. For additional information, see the “FDIC Covered Loans” section in this Note.
3	The allowance for credit losses for off-balance sheet instruments is recorded in provisions on the Interim Consolidated Balance Sheet.

TD BANK GROUP • FIRST QUARTER 2013 • REPORT TO SHAREHOLDERS	Page 58

Allowance for Credit Losses
(millions of Canadian dollars)					Foreign
	Balance as at	Provision			exchange	Balance as at
	November 1	for credit			and other	October 31
	2011	losses	Write-offs	Recoveries	adjustments	2012
Counterparty-specific allowance
Business and government	$188	$337	$(377)	$46	$(24)	$170
Debt securities classified as loans	179	6	–	–	–	185
Total counterparty-specific allowance excluding acquired
credit-impaired loans	367	343	(377)	46	(24)	355
Acquired credit-impaired loans[1,2]	30	58	(60)	–	3	31
Total counterparty-specific allowance	397	401	(437)	46	(21)	386
Collectively assessed allowance for individually
insignificant impaired loans
Residential mortgages	32	32	(60)	19	4	27
Consumer instalment and other personal	114	665	(794)	134	(1)	118
Credit card	64	353	(385)	51	–	83
Business and government	34	68	(116)	36	–	22
Total collectively assessed allowance for individually
insignificant impaired loans excluding acquired
credit-impaired loans	244	1,118	(1,355)	240	3	250
Acquired credit-impaired loans[1,2]	30	56	(52)	1	32	67
Total collectively assessed allowance for individually
insignificant impaired loans	274	1,174	(1,407)	241	35	317
Collectively assessed allowance for incurred
but not identified credit losses
Residential mortgages	30	23	–	–	(3)	50
Consumer instalment and other personal	405	48	–	–	(1)	452
Credit card	312	359	–	–	–	671
Business and government	1,030	(216)	–	–	10	824
Debt securities classified as loans	149	6	–	–	–	155
Total collectively assessed allowance for incurred
but not identified credit losses	1,926	220	–	–	6	2,152
Allowance for credit losses
Residential mortgages	62	55	(60)	19	1	77
Consumer instalment and other personal	519	713	(794)	134	(2)	570
Credit card	376	712	(385)	51	–	754
Business and government	1,252	189	(493)	82	(14)	1,016
Debt securities classified as loans	328	12	–	–	–	340
Total allowance for credit losses excluding acquired credit-
impaired loans	2,537	1,681	(1,732)	286	(15)	2,757
Acquired credit-impaired loans[1,2]	60	114	(112)	1	35	98
Total allowance for credit losses	2,597	1,795	(1,844)	287	20	2,855
Less: Allowance for off-balance sheet positions[3]	283	(74)	–	–	2	211
Allowance for loan losses	$2,314	$1,869	$(1,844)	$287	$18	$2,644
1	Includes all FDIC covered loans and other ACI loans.
2	Other adjustments are required as a result of the accounting for FDIC covered loans. For additional information, see the “FDIC Covered Loans” section in this Note.
3	The allowance for credit losses for off-balance sheet instruments is recorded in provisions on the Interim Consolidated Balance Sheet.

LOANS PAST DUE BUT NOT IMPAIRED
A loan is classified as past due when a borrower has failed to make a payment by the contractual due date, taking into account the grace period, if applicable. The grace period represents the additional time period beyond the contractual due date during which a borrower may make the payment without the loan being classified as past due. The grace period varies depending on the product type and the borrower.
The following table summarizes loans that are past due but not impaired as at January 31, 2013 and October 31, 2012. Generally, these amounts exclude loans that fall within the allowed grace period. Although U.S. Personal and Commercial Banking may grant a grace period of up to 15 days, there were $1.0 billion as at January 31, 2013 (October 31, 2012 – $1.2 billion) of U.S. Personal and Commercial Banking loans that were past due up to 15 days that are included in the 1-30 days category in the following table.

TD BANK GROUP • FIRST QUARTER 2013 • REPORT TO SHAREHOLDERS	Page 59

Loans Past Due but not Impaired[1]
(millions of Canadian dollars)			As at
	1-30	31-60	61-89
	days	days	days	Total
	January 31, 2013
Residential mortgages	$1,571	$741	$163	$2,475
Consumer instalment and other personal	4,917	623	197	5,737
Credit card	642	142	86	870
Business and government	1,077	217	73	1,367
Total	$8,207	$1,723	$519	$10,449

October 31, 2012
Residential mortgages	$1,370	$821	$164	$2,355
Consumer instalment and other personal	4,752	705	188	5,645
Credit card	695	144	83	922
Business and government	1,186	289	55	1,530
Total	$8,003	$1,959	$490	$10,452
1	Excludes all ACI loans.

Collateral
As at January 31, 2013, the fair value of financial collateral held against loans that were past due but not impaired was $254 million (October 31, 2012 – $167 million). In addition, the Bank also holds non-financial collateral as security for loans. The fair value of non-financial collateral is determined at the origination date of the loan. A revaluation of non-financial collateral is performed if there has been a significant change in the terms and conditions of the loan and/or the loan is considered impaired. Management considers the nature of the collateral, seniority ranking of the debt, and loan structure in assessing the value of collateral. These estimated cash flows are reviewed at least annually, or more frequently when new information indicates a change in the timing or amount expected to be received.

Gross Impaired Debt Securities Classified as Loans
As at January 31, 2013, impaired loans excludes $1.5 billion (October 31, 2012 – $1.5 billion) of gross impaired debt securities classified as loans as subsequent to any recorded impairment, interest income continues to be recognized using the effective interest rate which was used to discount the future cash flows for the purpose of measuring the credit loss.

ACQUIRED CREDIT-IMPAIRED LOANS
ACI loans are comprised of commercial, retail and FDIC covered loans, from the acquisitions of South Financial, FDIC-assisted, Chrysler Financial, and the acquisition of the credit card portfolio of MBNA Canada (MBNA), with outstanding unpaid principal balances of $6.3 billion, $2.1 billion, $0.9 billion, and $0.3 billion, respectively, and fair values of $5.6 billion, $1.9 billion, $0.8 billion and $0.1 billion, respectively at the acquisition dates.

Acquired Credit-Impaired Loans
(millions of Canadian dollars)	As at
	January 31	October 31
	2013	2012
FDIC-assisted acquisitions
Unpaid principal balance[1]	$989	$1,070
Credit related fair value adjustments	(41)	(42)
Interest rate and other related premium/(discount)	(23)	(26)
Carrying value	925	1,002
Counterparty-specific allowance[2]	(6)	(5)
Allowance for individually insignificant impaired loans[2]	(66)	(54)
Carrying value net of related allowance[3]	853	943
South Financial
Unpaid principal balance[1]	2,485	2,719
Credit related fair value adjustments	(70)	(89)
Interest rate and other related premium/(discount)	(95)	(111)
Carrying value	2,320	2,519
Counterparty-specific allowance[2]	(31)	(26)
Allowance for individually insignificant impaired loans[2]	(14)	(12)
Carrying value net of related allowance	2,275	2,481
Other[4]
Unpaid principal balance[1]	213	283
Credit related fair value adjustments	(34)	(39)
Interest rate and other related premium/(discount)	1	2
Carrying value	180	246
Allowance for individually insignificant impaired loans[2]	(1)	(1)
Carrying value net of related allowance	$179	$245
1	Represents contractual amount owed net of charge-offs since inception of loan.
2
Management concluded as part of the Bank’s assessment of the ACI loans that it was probable that higher than estimated principal credit losses would result in a decrease in expected cash flows subsequent to acquisition. As a result, counterparty-specific and individually insignificant allowances have been recognized.

3	Carrying value does not include the effect of the FDIC loss sharing agreement.
4	Includes Chrysler Financial and MBNA.

TD BANK GROUP • FIRST QUARTER 2013 • REPORT TO SHAREHOLDERS	Page 60

FDIC COVERED LOANS
As at January 31, 2013, the balances of FDIC covered loans amounted to $925 million (October 31, 2012 – $1.0 billion), and were recorded in “Loans” on the Interim Consolidated Balance Sheet. As at January 31, 2013, the balances of the indemnification assets were $91 million (October 31, 2012 – $90 million), and were recorded in “Other assets” on the Interim Consolidated Balance Sheet.

NOTE 6: TRANSFERS OF FINANCIAL ASSETS

LOAN SECURITIZATIONS
The Bank securitizes residential mortgages, personal loans, and business and government loans to SPEs or non-SPE third parties. These securitizations may give rise to full or partial derecognition of the financial assets depending on the individual arrangement of each transaction.
As part of the securitization, certain financial assets are retained and may consist of an interest-only strip, servicing rights and, in some cases, a cash reserve account (collectively referred to as ‘retained interests’). If a retained interest does not result in consolidation of the SPE, nor in continued recognition of the transferred financial asset, these retained interests are recorded at relative fair value and classified as trading securities with subsequent changes in fair value recorded in trading income.
Most loan securitizations do not qualify for derecognition since in certain circumstances, the Bank continues to be exposed to substantially all of the prepayment, interest rate and/or credit risk associated with the securitized financial assets and has not transferred substantially all of the risk and rewards of ownership of the securitized assets. Where loans do not qualify for derecognition, the loan is not derecognized from the balance sheet, retained interests are not recognized, and a securitization liability is recognized for the cash proceeds received. Certain transaction costs incurred are also capitalized and amortized using the effective interest rate method.
In addition, the Bank transfers financial assets to certain consolidated SPEs. Further details are provided in Note 8.

The following table summarizes the securitized asset types that did not qualify for derecognition, along with their associated securitization liabilities.

Financial Assets Not Qualifying for Derecognition Treatment as Part of the Bank's Securitization Programs
(millions of Canadian dollars)			As at
	January 31, 2013		October 31, 2012
	Fair	Carrying	Fair	Carrying
	value	amount	value	amount
Nature of transaction
Securitization of residential mortgage loans	$44,046	$43,581	$44,305	$43,746
Securitization of business and government loans	32	32	33	32
Securitization of consumer instalment and other personal loans	265	265	361	361
Other financial assets transferred related to securitization[1]	4,639	4,639	4,961	4,960
Total	$48,982	$48,517	$49,660	$49,099
Associated liabilities[2]	$(49,811)	$(49,659)	$(50,666)	$(50,548)
1
Includes asset-backed securities, asset backed commercial paper, cash, repurchase agreements, and Government of Canada securities used to fulfill funding requirements of the Bank’s securitization structures after the initial securitization of mortgage loans.

2
Includes securitization liabilities carried at amortized cost as at January 31, 2013 of $24,537 million (October 31, 2012 – $25,224 million) and securitization liabilities carried at fair value as at January 31, 2013 of $25,122 million (October 31, 2012 – $25,324 million).

The following table summarizes the residential mortgage loans subject to continuing involvement accounting.

Securitized Residential Mortgage Loans Subject to Continuing Involvement Accounting
(millions of Canadian dollars)			As at
	January 31, 2013		October 31, 2012
	Fair	Carrying	Fair	Carrying
	value	amount	value	amount
Original assets securitized	$735	$724	$892	$876
Assets which continue to be recognized	735	724	892	876
Associated liabilities	(757)	(751)	(968)	(966)

Other Financial Assets Not Qualifying for Derecognition
The Bank enters into certain transactions where it transfers previously recognized financial assets, such as commodities, debt and equity securities, but retains substantially all of the risks and rewards of those assets. These transferred financial assets are not derecognized and the transfers are accounted for as secured borrowing transactions. The most common transactions of this nature are repurchase agreements and securities lending agreements, in which the Bank retains substantially all of the associated credit, price, interest rate, and foreign exchange risks and rewards associated with the assets.

The following table summarizes the carrying amount of financial assets and the associated transactions that did not qualify for derecognition, as well as their associated financial liabilities.

TD BANK GROUP • FIRST QUARTER 2013 • REPORT TO SHAREHOLDERS	Page 61

Other Financial Assets Not Qualifying for Derecognition
(millions of Canadian dollars)	As at
	January 31	October 31
	2013	2012
Carrying amount of assets
Nature of transaction:
Repurchase agreements	$17,040	$16,884
Securities lending agreements	12,092	13,047
Total	$29,132	$29,931
Carrying amount of associated liabilities[1]	$16,747	$17,062
1	Associated liabilities are all related to repurchase agreements.

Transferred financial assets that are derecognized in their entirety but where the Bank has a continuing involvement
Continuing involvement may also arise if the Bank retains any contractual rights or obligations subsequent to the transfer of financial assets. Certain business and government loans securitized by the Bank are derecognized from the Bank’s Interim Consolidated Balance Sheet. In instances where the Bank fully derecognizes business and government loans, the Bank may be exposed to the risks of transferred loans through a retained interest. As at January 31, 2013, the fair value of retained interests was $57 million (October 31, 2012 – $53 million). There are no expected credit losses on the retained interests of the securitized business and government loans as the mortgages are all government insured. A gain or loss on sale of the loans is recognized immediately in other income after considering the effect of hedge accounting on the assets sold, if applicable. The amount of the gain or loss recognized depends on the previous carrying values of the loans involved in the transfer, allocated between the assets sold and the retained interests based on their relative fair values at the date of transfer. The gain on sale of the loans for the three months ended January 31, 2013 was $2 million (three months ended January 31, 2012 – nil). Retained interests are classified as trading securities and are subsequently carried at fair value with the changes in fair value recorded in trading income.

NOTE 7: INVESTMENT IN TD AMERITRADE HOLDING CORPORATION

The Bank has significant influence over TD Ameritrade and accounts for its investment in TD Ameritrade using the equity method. As at January 31, 2013, the Bank’s reported investment in TD Ameritrade was 45.06% (October 31, 2012 – 45.37%) of the outstanding shares of TD Ameritrade with a fair value of $4,785 million (October 31, 2012 – $3,878 million) based on the closing price of US$19.39 (October 31, 2012 – US$15.69) on the New York Stock Exchange.
During the three months ended January 31, 2013, TD Ameritrade did not repurchase any shares (year ended October 31, 2012 – 7.4 million shares). On August 6, 2010 and October 31, 2011, the Stockholders Agreement was amended such that: (i) the Bank has until January 24, 2014 to reduce its ownership in TD Ameritrade to 45%; (ii) the Bank is required to commence reduction of its ownership in TD Ameritrade and continue its reduction as long as it can be executed at a price per share equal to or greater than the Bank’s then-applicable average carrying value per share of TD Ameritrade; and (iii) in connection with stock repurchases by TD Ameritrade, the Bank’s ownership interest in TD Ameritrade will not exceed 48%.
Pursuant to the Stockholders Agreement in relation to the Bank’s equity investment in TD Ameritrade, the Bank designated five of 12 members of TD Ameritrade’s Board of Directors including the Bank’s CEO, its Executive President of Direct Investing, and two independent directors of TD.
TD Ameritrade has no significant contingent liabilities to which the Bank is exposed. During the three months ended January 31, 2013, TD Ameritrade did not experience any significant restrictions to transfer funds in the form of cash dividends, or repayment of loans or advances.

The condensed financial statements of TD Ameritrade, based on its Consolidated Financial Statements, are provided as follows:

CONDENSED CONSOLIDATED BALANCE SHEET[1]
(millions of Canadian dollars)	As at
	December 31	September 30
	2012	2012
Assets
Receivables from brokers, dealers, and clearing organizations	$945	$1,109
Receivables from clients, net of allowance for doubtful accounts	8,775	8,638
Other assets	11,241	9,746
Total assets	$20,961	$19,493
Liabilities
Payable to brokers, dealers, and clearing organizations	$1,936	$1,990
Payable to clients	12,425	10,717
Other liabilities	2,334	2,366
Total liabilities	16,695	15,073
Stockholders’ equity[2]	4,266	4,420
Total liabilities and stockholders’ equity	$20,961	$19,493
1	Customers' securities are reported on a settlement date basis whereas the Bank reports customers’ securities on a trade date basis.
2
The difference between the carrying value of the Bank’s investment in TD Ameritrade and the Bank’s share of TD Ameritrade’s stockholders’ equity is comprised of goodwill, other intangibles and the cumulative translation adjustment.

TD BANK GROUP • FIRST QUARTER 2013 • REPORT TO SHAREHOLDERS	Page 62

CONDENSED CONSOLIDATED STATEMENT OF INCOME
(millions of Canadian dollars)	For the three months ended
	December 31	December 31
	2012	2011
Revenues
Net interest revenue	$115	$111
Fee-based and other revenue	530	557
Total revenues	645	668
Operating expenses
Employee compensation and benefits	167	177
Other	239	258
Total operating expenses	406	435
Other expense	4	7
Pre-tax income	235	226
Provision for income taxes	89	70
Net income[1]	$146	$156
Earnings per share – basic	$0.27	$0.28
Earning per share – diluted	$0.26	$0.28
1	The Bank’s equity share of net income of TD Ameritrade is subject to adjustments relating to amortization of intangibles, which are not included in the table above.

NOTE 8: SPECIAL PURPOSE ENTITIES

SIGNIFICANT CONSOLIDATED SPECIAL PURPOSE ENTITIES
An SPE is an entity that is created to accomplish a narrow and well-defined objective. SPEs are consolidated when the substance of the relationship between the Bank and the SPE indicates that the SPE is controlled by the Bank. The Bank’s interests in consolidated SPEs are discussed as follows:

Personal Loans
The Bank securitizes personal loans through consolidated SPEs to enhance its liquidity position, to diversify its sources of funding and to optimize management of its balance sheet. Where the SPEs are created primarily for the Bank’s benefit and the Bank is exposed to the majority of the residual risks of the SPEs, consolidation is required.
As at January 31, 2013, the SPEs related to personal loans had $5.1 billion (October 31, 2012 – $5.1 billion) of issued commercial paper outstanding and $0.2 billion (October 31, 2012 – $0.3 billion) of issued notes outstanding. As at January 31, 2013, the Bank’s maximum potential exposure to loss for these conduits was $5.4 billion (October 31, 2012 – $5.5 billion) of which $1.1 billion (October 31, 2012 – $1.1 billion) of underlying personal loans was government insured. The Bank is restricted from accessing the SPE’s assets under the relevant arrangements. The fair value of the loans and associated liabilities is $5.4 billion and $5.3 billion, respectively, as at January 31, 2013 (October 31, 2012 – $5.5 billion and $5.4 billion, respectively).

Credit Cards
The Bank securitizes credit card loans through an SPE. The Bank acquired substantially all of the credit card portfolio of MBNA Canada on December 1, 2011. As a result, the Bank has consolidated the SPE as it serves as a financing vehicle for the Bank’s assets and the Bank is exposed to the majority of the residual risks of the SPE. As at January 31, 2013, the Bank’s maximum exposure to loss for this SPE was $1.3 billion (October 31, 2012 – $1.3 billion). The Bank is restricted from accessing the SPE’s assets under the relevant arrangements. The fair value of the loans and associated liabilities is $1.3 billion and $1.3 billion, respectively, as at January 31, 2013 (October 31, 2012 – $1.3 billion and $1.3 billion, respectively).

Other Significant Consolidated SPE
The Bank consolidates one other significant SPE as it was created primarily for the Bank’s benefit and the Bank is exposed to the majority of the residual risks of the SPE.
The SPE was created to guarantee principal and interest payments in respect of covered bonds issued by the Bank. The Bank sold assets to the SPE and provided a loan to the SPE to facilitate the purchase. As at January 31, 2013, this SPE had $11.3 billion (October 31, 2012 – $11.7 billion) of assets which are reported as consumer instalment and other personal loans on the Interim Consolidated Balance Sheet. The Bank is restricted from accessing the SPE’s assets under the relevant arrangements. The Bank’s maximum potential exposure to loss was $10.5 billion as at January 31, 2013 (October 31, 2012 – $10.5 billion). The fair value of the loans and associated liabilities is $12.3 billion and $10.2 billion, respectively, as at January 31, 2013 (October 31, 2012 – $12.8 billion and $10.3 billion, respectively).

SIGNIFICANT NON-CONSOLIDATED SPECIAL PURPOSE ENTITIES
The Bank holds interests in certain significant non-consolidated SPEs where the Bank is not exposed to the majority of the residual risks of the SPEs. The Bank’s interests in these non-consolidated SPEs are as follows:

TD BANK GROUP • FIRST QUARTER 2013 • REPORT TO SHAREHOLDERS	Page 63

Multi-Seller Conduits
Multi-seller conduits (also referred to as customer securitization vehicles) provide customers with alternate sources of financing through the securitization of their assets. The customers sell their receivables to the conduit and the conduit funds its purchase of the receivables through issuance of short-term commercial paper to outside investors. Each seller continues to service its assets and absorb first losses. The Bank has no rights to the assets as they are owned by the conduit. The Bank administers the conduits and provides liquidity facilities as well as securities distribution services; it may also provide credit enhancements. The liquidity agreements are structured as loan facilities between the Bank, as the sole liquidity lender, and the Bank-sponsored trusts. If a trust experiences difficulty rolling over asset-backed commercial paper (ABCP), the trust may draw on the loan facility, and use the proceeds to pay maturing ABCP. The liquidity facilities cannot be drawn if a trust is insolvent or bankrupt, preconditions that must be satisfied preceding each advance (i.e., draw-down on the facility). These preconditions are in place so that the Bank does not provide credit enhancement via the loan facilities to the trust.
From time to time, the Bank in its capacity as distribution agent may hold commercial paper issued by the conduits. During the three months ended January 31, 2013 and 2012, no amounts of ABCP were purchased pursuant to liquidity agreements. The Bank maintained inventory positions of ABCP issued by multi-seller conduits as part of its market-making activities in ABCP. As at January 31, 2013 and October 31, 2012, the Bank held $1,299 million and $128 million of ABCP inventory, respectively, out of $8.1 billion and $7.5 billion total outstanding ABCP issued by the conduits as at the same dates. The commercial paper held is classified as trading securities on the Interim Consolidated Balance Sheet. The Bank earns fees from the conduits which are recognized when earned. The Bank monitors its ABCP inventory positions as part of the on-going consolidation assessment process. The inventory positions did not cause any change in consolidation conclusions during the three months ended January 31, 2013 and year ended October 31, 2012.
 The Bank’s maximum potential exposure to loss due to its ownership interest in commercial paper and through the provision of liquidity facilities for multi-seller conduits was $8.1 billion as at January 31, 2013 (October 31, 2012 – $7.5 billion). Further, the Bank has committed to an additional $2.3 billion (October 31, 2012 – $2.2 billion) in liquidity facilities for ABCP that could potentially be issued by the conduits.

NOTE 9: ACQUISITIONS

Acquisition of the Credit Card Portfolio of MBNA Canada
On December 1, 2011, the Bank acquired substantially all of the credit card portfolio of MBNA Canada, a wholly-owned subsidiary of Bank of America Corporation, as well as certain other assets and liabilities for cash consideration of $6,839 million.
The acquisition was accounted for as a business combination under the purchase method. The results of the acquisition from the acquisition date have been consolidated with the Bank’s results and are primarily reported in the Canadian Personal and Commercial Banking and Wealth and Insurance segments.

NOTE 10: OTHER ASSETS

Other Assets
(millions of Canadian dollars)	As at
	January 31	October 31
	2013	2012
Amounts receivable from brokers, dealers and clients	$8,144	$5,756
Accounts receivable, prepaid expenses and other items[1]	6,682	6,090
Prepaid pension expense	421	426
Insurance-related assets, excluding investments	1,341	1,417
Accrued interest	1,197	1,225
Cheques and other items in transit	275	–
Total	$18,060	$14,914
1	Includes FDIC indemnification assets, as at January 31, 2013, of $91 million (October 31, 2012 – $90 million).

NOTE 11: DEPOSITS

Demand deposits are those for which the Bank does not have the right to require notice prior to withdrawal. These deposits are in general chequing accounts.
Notice deposits are those for which the Bank can legally require notice prior to withdrawal. These deposits are in general savings accounts.
Term deposits are those payable on a fixed date of maturity purchased by customers to earn interest over a fixed period. The terms are from one day to 10 years. Accrued interest on deposits, calculated using the effective interest rate method, is included in other liabilities on the Interim Consolidated Balance Sheet. The deposits are generally term deposits, guaranteed investment certificates and similar instruments. The aggregate amount of term deposits in denominations of $100,000 or more as at January 31, 2013 was $141 billion (October 31, 2012 – $138 billion).
Certain deposit liabilities are classified as “Trading deposits” within the Interim Consolidated Balance Sheet and accounted for at fair value with the change in fair value recognized in the Interim Consolidated Statement of Income.

TD BANK GROUP • FIRST QUARTER 2013 • REPORT TO SHAREHOLDERS	Page 64

Deposits by Type
(millions of Canadian dollars)				As at
				January 31	October 31
			2013		2012
	Demand	Notice	Term	Total	Total
Personal	$12,149	$224,017	$64,183	$300,349	$291,759
Banks[1]	2,776	11	9,382	12,169	14,957
Business and government[2]	41,059	72,204	67,674	180,937	181,038
Trading[1]	–	–	44,894	44,894	38,774
Total	$55,984	$296,232	$186,133	$538,349	$526,528
Non-interest-bearing deposits included above
In domestic offices				$4,012	$3,798
In foreign offices				27,120	27,064
Interest-bearing deposits included above
In domestic offices				287,085	287,516
In foreign offices				218,158	207,383
U.S. federal funds deposited[1]				1,974	767
Total[2,3]				$538,349	$526,528
1	Includes deposits with the Federal Home Loan Bank.
2	As at January 31, 2013, includes $10 billion in deposits on the Interim Consolidated Balance Sheet due to covered bondholders (October 31, 2012 – $10 billion).
3
As at January 31, 2013, includes deposits of $288 billion (October 31, 2012 – $271 billion) denominated in U.S. dollars and $9 billion (October 31, 2012 – $13 billion) denominated in other foreign currencies.

Deposits by Country
(millions of Canadian dollars)				As at
				January 31	October 31
				2013	2012
	Canada	United States	International	Total	Total
Personal	$169,141	$129,148	$2,060	$300,349	$291,759
Banks	7,196	1,512	3,461	12,169	14,957
Business and government	111,174	67,543	2,220	180,937	181,038
Trading	3,586	41,286	22	44,894	38,774
Total	$291,097	$239,489	$7,763	$538,349	$526,528

The following tables present the Bank's Term Deposits based on remaining term to maturity.

Term Deposits
(millions of Canadian dollars)							As at
							January 31	October 31
							2013	2012
		Over	Over	Over	Over
	Within	1 year to	2 years to	3 years to	4 years to	Over
	1 year	2 years	3 years	4 years	5 years	5 years	Total	Total
Personal	$39,522	$11,870	$6,201	$3,255	$2,857	$478	$64,183	$67,302
Banks	9,338	11	10	5	2	16	9,382	10,898
Business and government	50,172	5,751	8,456	3,077	129	89	67,674	67,802
Trading	43,567	219	216	205	198	489	44,894	38,774
Total	$142,599	$17,851	$14,883	$6,542	$3,186	$1,072	$186,133	$184,776

Term Deposits due within a Year
(millions of Canadian dollars)				As at
				January 31	October 31
				2013	2012
		Over 3	Over 6
	Within	months to	months to
	3 months	6 months	12 months	Total	Total
Personal	$15,103	$8,755	$15,664	$39,522	$40,453
Banks	8,721	564	53	9,338	10,846
Business and government	33,841	9,166	7,165	50,172	45,572
Trading	24,420	11,597	7,550	43,567	37,417
Total	$82,085	$30,082	$30,432	$142,599	$134,288

TD BANK GROUP • FIRST QUARTER 2013 • REPORT TO SHAREHOLDERS	Page 65

NOTE 12: OTHER LIABILITIES

Other Liabilities
(millions of Canadian dollars)	As at
	January 31	October 31
	2013	2012
Amounts payable to brokers, dealers and clients	$8,605	$5,952
Accounts payable, accrued expenses and other items	2,313	2,705
Special purpose entity liabilities	6,010	5,696
Insurance-related liabilities	4,743	4,824
Accrued interest	1,178	1,466
Accrued salaries and employee benefits	1,339	2,030
Accrued benefit liability	1,328	1,308
Cheques and other items in transit	–	877
Total	$25,516	$24,858

NOTE 13: SUBORDINATED NOTES AND DEBENTURES

On November 1, 2012, the Bank redeemed all of its outstanding $2.5 billion 5.382% subordinated debentures due November 1, 2017, at a redemption price of 100 percent of the principal amount plus accrued interest to, but excluding, the redemption date.

NOTE 14: CAPITAL TRUST SECURITIES

On December 31, 2012, TD Capital Trust II, a subsidiary of the Bank, redeemed all of the outstanding $350 million TD Capital Trust II Securities – Series 2012-1 ("TD CaTS II") at a price per unit of $1,000 plus the unpaid distribution payable on the redemption date. As at October 31, 2012, TD CaTS II was included in liability for capital trust securities on the Consolidated Balance Sheet.

NOTE 15: SHARE CAPITAL

The following table summarizes the shares issued and outstanding and treasury shares held as at January 31, 2013 and October 31, 2012.

Common and Preferred Shares Issued and Outstanding and Treasury Shares Held
(millions of shares and millions of Canadian dollars)	January 31, 2013		October 31, 2012
	Number		Number
	of shares	Amount	of shares	Amount
Common shares
Balance as at beginning of year	918.2	$18,691	902.4	$17,491
Proceeds from shares issued on exercise of stock options	0.9	62	3.9	253
Shares issued as a result of dividend reinvestment plan	3.3	270	11.9	947
Balance as at end of period – common shares	922.4	$19,023	918.2	$18,691
Preferred shares – Class A
Series O	17.0	$425	17.0	$425
Series P	10.0	250	10.0	250
Series Q	8.0	200	8.0	200
Series R	10.0	250	10.0	250
Series S	10.0	250	10.0	250
Series Y	10.0	250	10.0	250
Series AA	10.0	250	10.0	250
Series AC	8.8	220	8.8	220
Series AE	12.0	300	12.0	300
Series AG	15.0	375	15.0	375
Series AI	11.0	275	11.0	275
Series AK	14.0	350	14.0	350
Balance as at end of period – preferred shares	135.8	$3,395	135.8	$3,395
Treasury shares – common[1]
Balance as at beginning of year	(2.1)	$(166)	(1.4)	$(116)
Purchase of shares	(9.8)	(806)	(40.3)	(3,175)
Sale of shares	10.0	837	39.6	3,125
Balance as at end of period – treasury shares – common	(1.9)	$(135)	(2.1)	$(166)
Treasury shares – preferred[1]
Balance as at beginning of year	–	$(1)	–	$–
Purchase of shares	(0.6)	(15)	(2.9)	(77)
Sale of shares	0.5	13	2.9	76
Balance as at end of period – treasury shares – preferred	(0.1)	$(3)	–	$(1)
1	When the Bank purchases its own shares as a part of its trading business, they are classified as treasury shares and the cost of these shares is recorded as a reduction in equity.

TD BANK GROUP • FIRST QUARTER 2013 • REPORT TO SHAREHOLDERS	Page 66

NOTE 16: SHARE-BASED COMPENSATION

For the three months ended January 31, 2013, the Bank recognized compensation expense for stock option awards of $7.6 million (three months ended January 31, 2012 – $6.8 million).
During the three months ended January 31, 2013, 1.7 million options (three months ended January 31, 2012 – 1.9 million) were granted by the Bank with a weighted-average fair value of $15.65 per option (three months ended January 31, 2012 – $14.52 per option).

The following table summarizes the assumptions used for estimating the fair value of options for the three months ended January 31, 2013 and January 31, 2012.

Assumptions Used for Estimating the Fair Value of Options
	For the three months ended
	January 31	January 31
	2013	2012
Risk-free interest rate	1.4%	1.5%
Expected option life (years)	6.3 years	6.3 years
Expected volatility[1]	27.2%	27.4%
Expected dividend yield	3.5%	3.4%
Exercise price/Share price	$81.08	$73.27
1	Expected volatility is calculated based on the average daily volatility measured over a historical period corresponding to the expected option life.

NOTE 17: EMPLOYEE BENEFITS

The following table summarizes expenses for the Bank’s principal pension and non-pension post-retirement benefit plans and the Bank’s significant other pension and retirement plans, for the three months ended January 31.

Employee Benefit Plans' Expenses
(millions of Canadian dollars)			Principal Non-Pension
			Post-Retirement		Other Pension and
	Principal Pension Plans		Benefit Plan		Retirement Plans[1]
		For the three months ended
	January 31	January 31	January 31	January 31	January 31	January 31
	2013	2012	2013	2012	2013	2012
Net employee benefits expense includes the following:
Service cost – benefits earned	$68	$38	$4	$3	$4	$4
Interest cost on projected benefit obligation	50	47	6	6	23	26
Expected return on plan assets[2]	(53)	(47)	–	–	(22)	(23)
Actuarial (gains) losses recognized in expense	7	–	–	–	6	5
Plan amendment costs (credits) recognized in expense	–	2	(1)	(1)	(1)	–
Curtailment (gains) losses[3]	–	–	–	–	–	(25)
Total expense	$72	$40	$9	$8	$10	$(13)
1
Includes CT defined benefit pension plan, TD Banknorth defined benefit pension plan, certain TD Auto Finance retirement plans, and supplemental employee retirement plans. Other plans operated by the Bank and certain of its subsidiaries are not considered material for disclosure purposes. The TD Banknorth defined benefit pension plan was frozen as of December 31, 2008 and no service credits can be earned after that date. Certain TD Auto Finance defined benefit pension plans were frozen as of April 1, 2012 and no service credits can be earned after March 31, 2012.

2	The actual return on plan assets for the principal pension plans was $50 million for the three months ended January 31, 2013 (three months ended January 31, 2012 – $128 million).
3	Certain TD Auto Finance retirement plans were curtailed during 2012.

CASH FLOWS
The following table summarizes the Bank’s contributions to its principal pension and non-pension post-retirement benefit plans and the Bank’s significant other pension and retirement plans during the three months ended January 31.

Plan Contributions
(millions of Canadian dollars)	For the three months ended
	January 31	January 31
	2013	2012
Principal pension plans	$61	$45
Principal non-pension post-retirement benefit plan	2	3
Other pension and retirement plans[1]	7	19
Total	$70	$67
1
Includes CT defined benefit pension plan, TD Banknorth defined benefit pension plan, certain TD Auto Finance retirement plans, and supplemental employee retirement plans. Other plans operated by the Bank and certain of its subsidiaries are not considered material for disclosure purposes.

As at January 31, 2013, the Bank expects to contribute an additional $236 million to its principal pension plans, $6 million to its principal non-pension post-retirement benefit plan, and $20 million to its other pension and retirement plans by the end of the year. However, future contribution amounts may change upon the Bank’s review of current contribution levels during the year.

TD BANK GROUP • FIRST QUARTER 2013 • REPORT TO SHAREHOLDERS	Page 67

NOTE 18: INCOME TAXES

Deferred tax assets and liabilities are comprised of:

Deferred Tax Assets and Liabilities
(millions of Canadian dollars)	As at
	January 31	October 31
	2013	2012
	Consolidated	Consolidated
	Balance	Balance
	Sheet	Sheet
Deferred tax assets
Allowance for credit losses	$533	$530
Land, buildings, equipment, and other depreciable assets	–	7
Deferred (income) expense	310	199
Trading loans	167	192
Derecognition of financial assets and liabilities	207	187
Goodwill	4	7
Employee benefits	507	671
Losses available for carry forward	216	285
Tax credits	214	184
Other	262	265
Total deferred tax assets[1]	$2,420	$2,527
Deferred tax liabilities
Securities	$1,263	$1,457
Intangible assets	392	419
Land, buildings, equipment, and other depreciable assets	27	–
Pensions	92	95
Total deferred tax liabilities	$1,774	$1,971
Net deferred tax assets	$646	$556
Reflected on the Consolidated Balance Sheet as follows:
Deferred tax assets	$972	$883
Deferred tax liabilities	326	327
Net deferred tax assets	$646	$556
1
The amount of temporary differences, unused tax losses, and unused tax credits for which no deferred tax asset is recognized in the Interim Consolidated Balance Sheet is $34 million as at January 31, 2013 (October 31, 2012 – nil).

NOTE 19: EARNINGS PER SHARE

Basic earnings per share is calculated by dividing net income attributable to common shareholders by the weighted-average number of common shares outstanding for the period.
Diluted earnings per share is calculated using the same method as basic earnings per share except that certain adjustments are made to net income attributable to common shareholders and the weighted-average number of shares outstanding for the effects of all dilutive potential common shares that are assumed to be issued by the Bank.

The following table presents the Bank’s basic and diluted earnings per share for the three months ended January 31, 2013 and January 31, 2012 and the twelve months ended October 31, 2012.

Basic and Diluted Earnings Per Share
(millions of Canadian dollars, except as noted)	For the three	For the three	For the twelve
	months ended	months ended	months ended
	January 31	January 31	October 31
	2013	2012	2012
Basic earnings per share
Net income attributable to common shareholders	$1,715	$1,403	$6,171
Weighted-average number of common shares outstanding (millions)	916.8	901.1	906.6
Basic earnings per share (dollars)	$1.87	$1.56	$6.81
Diluted earnings per share
Net income attributable to common shareholders	$1,715	$1,403	$6,171
Effect of dilutive securities
Capital Trust II Securities – Series 2012-1	3	4	17
Net income available to common shareholders including impact of dilutive securities	$1,718	$1,407	$6,188
Weighted-average number of common shares outstanding (millions)	916.8	901.1	906.6
Effect of dilutive securities
Stock options potentially exercisable (millions)[1]	2.9	3.1	3.3
TD Capital Trust II Securities – Series 2012-1 (millions)	2.9	5.0	5.0
Weighted-average number of common shares outstanding – diluted (millions)	922.6	909.2	914.9
Diluted earnings per share (dollars)[1]	$1.86	$1.55	$6.76
1
For the three months ended January 31, 2013 and January 31, 2012, and the twelve months ended October 31, 2012, the computation of diluted earnings per share did not exclude any weighted-average options where the option price was greater than the average market price of the Bank’s common shares.

TD BANK GROUP • FIRST QUARTER 2013 • REPORT TO SHAREHOLDERS	Page 68

NOTE 20: SEGMENTED INFORMATION

For management reporting purposes, the Bank’s operations and activities are organized around four key business segments: Canadian Personal and Commercial Banking (CAD P&C), Wealth and Insurance, U.S. Personal and Commercial Banking (U.S. P&C), and Wholesale Banking. The Bank’s other activities are grouped into the Corporate segment. The results of TD Auto Finance Canada are reported in CAD P&C. The results of TD Auto Finance U.S. are reported in U.S. P&C. Integration charges, direct transaction costs, and changes in fair value of contingent consideration relating to the Chrysler Financial acquisition are reported in the Corporate segment.
Effective December 1, 2011, the results of the credit card portfolio of MBNA Canada are reported primarily in the CAD P&C and Wealth and Insurance segments. Integration charges and direct transaction costs relating to the acquisition of the credit card portfolio of MBNA Canada are reported in the CAD P&C segment.

The following table summarizes the segment results for the three months ended January 31, 2013 and January 31, 2012.

Results by Business Segment
(millions of Canadian dollars)	Canadian Personal				U.S. Personal
	and Commercial		Wealth and		and Commercial		Wholesale
	Banking		Insurance		Banking		Banking		Corporate		Total
			For the three months ended
	Jan. 31	Jan. 31	Jan. 31	Jan. 31	Jan. 31	Jan. 31	Jan. 31	Jan. 31	Jan. 31	Jan. 31	Jan. 31	Jan. 31
	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012
Net interest income (loss)	$2,058	$1,930	$148	$144	$1,102	$1,157	$483	$443	$55	$13	$3,846	$3,687
Non-interest income (loss)	665	640	929	855	426	338	116	240	(11)	(118)	2,125	1,955
Provision for (reversal of)
credit losses	244	283	–	–	176	158	(5)	12	(30)	(49)	385	404
Non-interest expenses	1,226	1,160	670	639	993	1,185	393	406	213	159	3,495	3,549
Income (loss) before
income taxes	1,253	1,127	407	360	359	152	211	265	(139)	(215)	2,091	1,689
Provision for (recovery of)
income taxes	333	301	77	66	44	(20)	52	71	(146)	(146)	360	272
Equity in net income of an
investment in associate,
net of income taxes	–	–	47	55	–	–	–	–	12	6	59	61
Net income (loss)	$920	$826	$377	$349	$315	$172	$159	$194	$19	$(63)	$1,790	$1,478
Total assets as at Jan. 31[1]
(billions of Canadian dollars)	$283.9	$267.2	$27.2	$25.3	$213.1	$200.9	$267.5	$254.3	$26.8	$31.4	$818.5	$779.1
1	Certain comparative amounts have been reclassified to conform with the presentation adopted in the current year.

NOTE 21: PROVISIONS, CONTINGENT LIABILITIES, PLEDGED ASSETS, AND COLLATERAL

PROVISIONS

The following table summarizes the Bank’s provisions as at January 31, 2013.

Provisions
(millions of Canadian dollars)		Asset
		Retirement
	Litigation	Obligations	Other	Total
Balance as of November 1, 2012	$286	$66	$93	$445
Additions	101	5	16	122
Amounts used	(7)	–	(25)	(32)
Unused amounts reversed	(1)	(5)	(6)	(12)
Foreign currency translation adjustments and other	–	–	3	3
Balance as of January 31, 2013, before allowance for
credit losses for off-balance sheet instruments	$379	$66	$81	$526
Add: allowance for credit losses for off-balance sheet instruments[1]				213
Balance as of January 31, 2013				$739
1	Please refer to Note 5, Loans, Impaired Loans and Allowance for Credit Losses for further details.

TD BANK GROUP • FIRST QUARTER 2013 • REPORT TO SHAREHOLDERS	Page 69

LITIGATION

The Bank and its subsidiaries are involved in various legal and regulatory actions, including class actions and other litigation or disputes with third parties, in the ordinary course of business. Legal provisions are established when it becomes probable that the Bank will incur an expense and the amount can be reliably estimated. The Bank may incur losses in addition to the amounts recorded when the loss is greater than estimated by management, or for matters when an unfavourable outcome is reasonably possible. The Bank considers losses to be reasonably possible when they are neither probable nor remote. The Bank believes the estimate of the aggregate range of reasonably possible losses, in excess of provisions, for its legal proceedings where it is possible to make such an estimate, is from nil to approximately $315 million as at January 31, 2013. This estimated aggregate range of reasonably possible losses is based upon currently available information for those proceedings in which the Bank is involved, taking into account the Bank’s best estimate of such losses for those cases which an estimate can be made. The Bank’s estimate involves significant judgment, given the varying stages of the proceedings and the existence of multiple defendants in many of such proceedings whose share of liability has yet to be determined. The matters underlying the estimated range will change from time to time, and actual losses may vary significantly from the current estimate. For certain cases, the Bank does not believe that an estimate can currently be made as many of them are in preliminary stages and certain cases have no specific amount claimed. Consequently, these cases are not included in the range.
    In management’s opinion, based on its current knowledge and after consultation with counsel, the Bank believes that the ultimate disposition of these actions, individually or in the aggregate, will not have a material adverse effect on the consolidated financial condition or the consolidated cash flows of the Bank. However, there are a number of uncertainties involved in such proceedings, some of which are beyond the Bank’s control, including, for example, the risk that the requisite external approvals of a particular settlement may not be granted. As such, there is a possibility that the ultimate resolution of those legal or regulatory actions may be material to the Bank’s consolidated results of operations for any particular reporting period.

The following is a description of the Bank’s material legal proceedings.

Rothstein Litigation
TD Bank, N.A. has been named as a defendant in multiple lawsuits pending in state and federal court in Florida related to an alleged US$1.2 billion Ponzi scheme perpetrated by, among others, Scott Rothstein, a partner of the Fort Lauderdale, Florida based law firm, Rothstein, Rosenfeldt and Adler (“RRA”).
Three cases are currently pending in state court in Broward County, Florida (Platinum Partners Value Arbitrage Fund, L.P., et al. v. TD Bank, N.A.; Louella Arvidson, et al. v. TD Bank, N.A., et al.; RWRK Investments, LLC, et al. v. TD Bank, N.A., et al.); and four cases are in Federal Bankruptcy Court for the Southern District of Florida (Trustee in Bankruptcy for RRA v. TD Bank, N.A.; Don Beverly, et al. v. TD Bank, N.A., et al.; Gayla Levin v. TD Bank, N.A.; and George Levin v. TD Bank, N.A.).
The lawsuits are all substantially similar and generally allege that TD Bank, N.A. conspired with Rothstein, facilitated Rothstein’s Ponzi scheme and overlooked signs of wrongdoing in order to obtain profits and fees. Claims against TD Bank, N.A. include, among other things, fraudulent misrepresentation, aiding and abetting fraud, aiding and abetting breach of fiduciary duty, civil conspiracy and negligent misrepresentation. The plaintiff in Platinum Partners Value Arbitrage Fund, L.P. v. TD Bank also alleges claims under Florida’s civil RICO statute, which TD Bank, N.A. has moved to dismiss. The Chapter 11 Trustee for the RRA bankruptcy estate has also asserted preferential and fraudulent transfer claims against TD Bank, N.A. The bankruptcy trustee for two investment funds that invested in Rothstein’s scheme, Banyon Income Funds L.P. and Banyon 1030-32, LLC, has stated that it believes those entities also have claims against TD Bank, N.A., but it has not yet filed suit.
All active cases are in the pleading or discovery phase. TD Bank, N.A. has filed answers and/or motions to dismiss, denying all liability in all of the lawsuits.
On February 5, 2013, TD Bank, N.A. entered into a settlement agreement with the bankruptcy estates for RRA, Banyon Income Funds and Banyon 1030-32. The settlement is contingent on the approval by the Bankruptcy Court of a liquidating bankruptcy plan, which was also filed by the RRA trustee on February 5, 2013. If approved, the plan will enable the three bankruptcy estates to pay their allowed general unsecured claimants at or near the full value of their claims. The plan also provides for the entry of a litigation bar order in favour of TD Bank, N.A., which if enacted could preclude further litigation against TD Bank, N.A. related to the Rothstein fraud, including the active lawsuits referenced above. A confirmation hearing regarding the plan is currently scheduled for May 2013.
The Coquina Investments v. TD Bank, N.A. et al. trial has been completed. The jury returned a verdict against TD Bank, N.A. on January 18, 2012 of US$67 million comprised of US$32 million of compensatory damages and US$35 million of punitive damages. On August 3, 2012, the trial court entered an order sanctioning TD Bank, N.A. and its former outside counsel, Greenberg Traurig, for alleged discovery misconduct. The sanctions order established certain facts relating to TD Bank, N.A.’s knowledge of the Rothstein fraud and the unreasonableness of TD Bank, N.A.’s monitoring and alert systems, and ordered TD Bank, N.A. and Greenberg Traurig to pay the costs incurred by the plaintiff in bringing the sanctions motions. The judgment and sanctions order have been appealed to the United States Court of Appeals for the Eleventh Circuit.
In addition to the listed matters, TD Bank, N.A. or the Bank is or may be the subject of other litigation or regulatory proceedings related to the Rothstein fraud. The outcome of such proceedings is difficult to predict and could result in judgments, settlements, injunctions or other results adverse to TD Bank, N.A. or the Bank.

TD BANK GROUP • FIRST QUARTER 2013 • REPORT TO SHAREHOLDERS	Page 70

Multidistrict Overdraft Litigation
The Bank was named as a defendant in four putative nationwide class actions challenging the manner in which it calculates and collects overdraft fees. The actions were all transferred to the United States District Court for the Southern District of Florida for pretrial proceedings in conjunction with similar actions pending against other banks. Plaintiffs claim generally but not exclusively that the posting method for debit transactions (by high to low amount rather than time of transaction) and related practices breach an implied covenant of good faith, constitute unfair and deceptive acts and practices, cause a conversion of the customers' property, and otherwise render the Bank liable for compensatory damages in the amount of all overdraft fees collected as a result of the challenged practices, punitive damages, injunctive relief terminating the challenged practices, and attorneys fees, costs and interest. The Bank's motion to dismiss the actions was denied, and discovery commenced. Subsequently, two of the original actions were dismissed voluntarily by the plaintiffs. The scope of the classes in the remaining actions nevertheless effectively encompasses the scope of the classes in the dismissed actions. More recently, a fifth, similar class action also challenging overdraft practices was filed against the Bank in the United States District Court for New Jersey (the Hughes case), the temporal scope of which is potentially broader than the other overdraft cases. On April 3, 2012, the Court in Florida granted Plaintiffs' motion for class certification, determining that the two actions then pending in that court may proceed as a class action. On May 8, 2012, the Bank entered into a settlement with Plaintiffs in the Florida actions, whereby the Bank, without admission of liability, agreed to pay Plaintiffs $62 million plus the costs of class notice and administration in return for release of class members' claims. On May 14, 2012, the Hughes case was transferred to Florida and consolidated with the proceedings there. The effect of the settlement on the Hughes case is yet to be determined. On September 19, 2012, the Court granted preliminary approval of the settlement. The plaintiffs filed a motion for final approval of the settlement; January 31, 2013 was the deadline for objections and opt-out. A small number of customers opted out and there was a limited objection by the Hughes plaintiffs. A hearing for final approval of the settlement is scheduled for March 7, 2013.

Pearlman Litigation
TD Bank, N.A. (as successor to Carolina First Bank) was named a defendant by multiple plaintiffs in three lawsuits in multiple jurisdictions arising from alleged damages sustained from a Ponzi scheme and other fraudulent activities allegedly orchestrated by Louis J. Pearlman.
Only one lawsuit remains active. America Bank of St. Paul v. TD Bank, N.A., was filed in federal court on August 26, 2009. On December 1, 2011, a jury returned a verdict of approximately US$13.6 million in compensatory damages against TD Bank N.A. On March 6, 2012, the judge awarded a further US$3.1 million in prejudgment interest against TD Bank N.A. on a post-trial motion. This matter is now on appeal to the 8th Circuit Court of Appeals.

Pledged Assets and Collateral
In the ordinary course of business, securities and other assets are pledged against liabilities or contingent liabilities, including repurchase agreements, securitization liabilities, and securities borrowing transactions. Assets are also deposited for the purposes of participation in clearing and payment systems and depositories or to have access to the facilities of central banks in foreign jurisdictions, or as security for contract settlements with derivative exchanges or other derivative counterparties. As at January 31, 2013, securities and other assets with a carrying value of $140.6 billion (October 31, 2012 – $142.2 billion) were pledged as collateral in respect of these transactions. As at January 31, 2013, $10.5 billion (October 31, 2012 – $10.5 billion) of consumer instalment and other personal loan assets were also pledged in respect of covered bonds issued by the Bank. These assets were sold by the Bank to a SPE which is consolidated by the Bank.

Assets transferred by the Bank where the transferee has the right to sell or repledge are as follows:

Assets that can be Repledged or Sold
(millions of Canadian dollars)	As at
	January 31	October 31
	2013	2012
Trading loans, securities and other	$29,132	$29,929
Other assets	120	120
Total	$29,252	$30,049

In addition, the Bank may accept financial assets as collateral that the Bank is permitted to sell or repledge in the absence of default. These transactions are conducted under terms that are usual and customary to standard lending, and security borrowing and lending activities. As at January 31, 2013, the fair value of financial assets accepted as collateral that the Bank is permitted to sell or repledge in the absence of default was $17.3 billion (October 31, 2012 – 18.0 billion). The fair value of financial assets accepted as collateral that has been sold or repledged (excluding cash collateral) was $7.6 billion as at January 31, 2013 (October 31, 2012 – 6.4 billion).

TD BANK GROUP • FIRST QUARTER 2013 • REPORT TO SHAREHOLDERS	Page 71

Assets Sold with Recourse
In connection with its securitization activities, the Bank typically makes customary representations and warranties about the underlying assets which may result in an obligation to repurchase the assets. These representations and warranties attest that the Bank, as the seller, has executed the sale of assets in good faith, and in compliance with relevant laws and contractual requirements. In the event that they do not meet these criteria, the loans may be required to be repurchased by the Bank.

Assets Sold with Contingent Repurchase Obligations
The Bank sells mortgage loans to the TD Mortgage Fund (the “Fund”), a mutual fund managed by the Bank. The mortgage loans are fully collateralized by residential properties with a majority subject to government guarantee. The Bank continues to service the mortgages. As part of its servicing responsibilities, the Bank has an obligation to repurchase mortgage loans when they default for an amount equal to their carrying amount. Losses on the repurchased defaulted mortgages are recovered through realization of the security on the loan and the government guarantee, where applicable. In addition, if the Fund experiences a liquidity event such that it does not have sufficient cash to honour unit-holder redemptions, it has the option to sell the mortgage loans back to the Bank at their fair value. Generally, the term of these agreements do not exceed five years.

NOTE 22: REGULATORY CAPITAL

The Bank manages its capital under guidelines established by OSFI. The regulatory capital guidelines measure capital in relation to credit, market, and operational risks. The Bank has various capital policies, procedures, and controls which it utilizes to achieve its goals and objectives.
During the three months ended January 31, 2013, the Bank complied with the OSFI guideline related to capital ratios and the assets-to-capital multiple (ACM). This guideline is based on “A global regulatory framework for more resilient banks and banking systems” (Basel III) issued by the Basel Committee on Banking Supervision (BCBS). Up until October 31, 2012, the guideline was based on the Basel II regulatory framework. OSFI’s target Common Equity Tier 1 (CET1), Tier 1 and Total capital ratios for Canadian banks are 7%, 8.5% and 10.5%, respectively.

TD BANK GROUP • FIRST QUARTER 2013 • REPORT TO SHAREHOLDERS	Page 72

The Bank’s regulatory capital positions as at January 31, 2013 and October 31, 2012 were as follows:

Regulatory Capital Position
(millions of Canadian dollars, except as noted)	As at
	January 31	October 31
	2013	2012
Common Equity Tier 1[1]	$24,259	n/a
Common Equity Tier 1 capital ratio[1]	8.8%	n/a
Tier 1 capital[2]	$29,983	$30,989
Tier 1 capital ratio[2,3]	10.9%	12.6%
Total capital[2,4]	$38,926	$38,595
Total capital ratio[2,5]	14.2%	15.7%
Assets-to-capital multiple[6,7]	17.6	18.0
1
Effective Q1 2013, the Bank implemented the Basel III regulatory framework. As a result, the Bank began reporting the measures, CET1 and CET1 capital ratio, in accordance with the “all-in” methodology.

2
Effective Q1 2013, amounts are calculated in accordance with the Basel III regulatory framework, and are presented based on the “all-in” methodology. Prior to Q1 2013, amounts were calculated in accordance with the Basel II regulatory framework.

3	Tier 1 capital ratio is calculated as Tier 1 capital divided by risk-weighted assets (RWA).
4	Total capital includes CET1, Tier 1 and Tier 2 capital.
5	Total capital ratio is calculated as Total capital divided by RWA.
6
The ACM is calculated as total assets plus off-balance sheet credit instruments, such as certain letters of credit and guarantees, less investments in associated corporations, goodwill and net intangibles, divided by Total capital.

7
Effective Q1 2013, amounts are calculated in accordance with the Basel III regulatory framework, and are presented based on the “transitional” methodology. Prior to Q1 2013, amounts were calculated in accordance with the Basel II regulatory framework.

NOTE 23: RISK MANAGEMENT

The risk management policies and procedures of the Bank are provided in the MD&A. The shaded sections of the “Managing Risk” section of the MD&A relating to market and liquidity risks are an integral part of the Interim Consolidated Financial Statements.

TD BANK GROUP • FIRST QUARTER 2013 • REPORT TO SHAREHOLDERS	Page 73

SHAREHOLDER AND INVESTOR INFORMATION

Shareholder Services

If you:	And your inquiry relates to:	Please contact:
Are a registered shareholder (your name appears on your TD share certificate)
Missing dividends, lost share certificates, estate
questions, address changes to the share register,
dividend bank account changes, the dividend
reinvestment plan, eliminating duplicate mailings of
shareholder materials or stopping (and resuming)
receiving annual and quarterly reports

Transfer Agent:
CIBC Mellon Trust Company*
P.O. Box 700, Station B
Montreal, Quebec H3B 3K3
1-800-387-0825 (Canada and U.S. only)
or 416-682-3860
Facsimile: 1-888-249-6189
inquiries@canstockta.com or www.canstockta.com

*Canadian Stock Transfer Company Inc. acts as administrative agent for CIBC Mellon Trust Company

Hold your TD shares through the Direct Registration System in the United States
Missing dividends, lost share certificates, estate
questions, address changes to the share register,
eliminating duplicate mailings of shareholder
materials or stopping (and resuming) receiving
annual and quarterly reports

Co-Transfer Agent and Registrar
Computershare Shareowner Services LLC
P.O. Box 43006
Providence, Rhode Island 02940-3006
or
250 Royall Street
Canton, Massachusetts 02021
1-866-233-4836
TDD for hearing impaired: 1-800-231-5469
Shareholders outside of U.S.: 201-680-6578
TDD shareholders outside of U.S: 201-680-6610
www.computershare.com

Beneficially own TD shares that are held in the name of an intermediary, such as a bank, a trust company, a securities broker or other nominee	Your TD shares, including questions regarding the dividend reinvestment plan and mailings of shareholder materials	Your intermediary

For all other shareholder inquiries, please contact TD Shareholder Relations at 416-944-6367 or 1-866-756-8936 or email tdshinfo@td.com.
Please note that by leaving us an e-mail or voicemail message you are providing your consent for us to forward your inquiry to the appropriate party for response.

General Information
Contact Corporate & Public Affairs:
416-982-8578

Products and services: Contact TD Canada Trust, 24 hours a day, seven days a week:
1-866-567-8888
French: 1-866-233-2323
Cantonese/Mandarin: 1-800-328-3698
Telephone device for the hearing impaired (TTY): 1-800-361-1180

Internet website:        http://www.td.com
Internet e-mail:          customer.service@td.com

Quarterly Earnings Conference Call
TD Bank Group will host an earnings conference call in Toronto, Ontario on February 28, 2013. The call will be webcast live via TD's website at 3 p.m. ET. The call and webcast will feature presentations by TD executives on the Bank's financial results for the first quarter, discussions of related disclosures, and will be followed by a question-and-answer period with analysts. The presentation material referenced during the call will be available on the TD website at www.td.com/investor/qr_2013.jsp on February 28, 2013, before 12 p.m. ET. A listen-only telephone line is available at 416-644-3416 or 1-800-814-4860 (toll free).

The webcast and presentations will be archived at www.td.com/investor/qr_2013.jsp. Replay of the teleconference will be available from 6 p.m. ET on February 28, 2013, until March 28, 2013, by calling 416-640-1917 or 1-877-289-8525 (toll free). The passcode is 4591674, followed by the pound key.

Annual Meeting
Thursday, April 4, 2013
Fairmont Château Laurier
Ottawa, Ontario